ARISTA

2023
Notice & Proxy Statement

2022
Annual Report







DEAR ARISTA NETWORKS STOCKHOLDERS

Through 2022, Arista has continued to help our customers deliver innovative network transformation platforms for data-driven cloud networking despite having to navigate industry wide supply chain challenges. This further validates the customer value of Arista's differentiated cloud networking platforms, now adopted by many of the largest cloud and enterprise customers around the world.



2022 Milestones:

- Revenue for our fiscal year 2022 was $4.381 billion, an increase of 48.6% compared to fiscal year 2021.

- Arista announced a comprehensive network automation solution with the Arista Continuous Integration (CI) Pipeline, delivering an agile, data-driven change management process for the network.

- Arista announced the expansion of its widely deployed 7050X4 Series, adding new 100G to 400G systems, providing longevity and investment protection for enterprise compute and storage, colocation providers (Colo) and managed services *providers* (MSPs).



- Complementing the new 7050X4 Series, Arista also announced an expansion of the 7060X5 Series with the addition of 800G, which doubles the capacity of hyperscale backbones while reducing space and power per gigabit.

- Arista expanded and accelerated EOS routing validated for cloud, carrier, and enterprise solutions to continue to drive down customer operational cost and complexity with a consistent and modern approach to a broad range of routing use cases.

- Arista announced the next generation of converged ultra low latency, highly programmable 7130 Series systems designed for demanding in-network applications, improving customer agility while consolidating multiple devices that reduce complexity, power and costs.



- Arista expanded its Cognitive Campus with the introduction of Arista CUE™ (Cognitive Unified Edge) to enable commercial customers to accelerate new services and technology innovations by consolidating multiple security and networking functions into an "edge as a service" cloud-managed solution.

- Arista announced that its 720XP series of switches for campus deliver embedded security and packet analysis. Embedding NDR (Network Detection and Response) capabilities into the Arista EOS-based switches themselves, customers derive broader visibility and threat hunting across the modern cognitive campus.



- Arista introduced the AI Spine to deliver a balanced combination of low power, high performance/latency and reliability.

We are pleased with Arista's continued focus on the evolution in products, customer intimacy and new market expansion.

I thank Arista stockholders, customers, partners and our employees for your continued support.



JAYSHREE ULLAL
Chief Executive Officer, President and Director
Arista Networks, Inc.
April 28, 2023



[THIS PAGE INTENTIONALLY LEFT BLANK]

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held at 11:00 a.m. Pacific Time on Wednesday, June 14, 2023

Dear Stockholders of Arista Networks, Inc.:

The 2023 annual meeting of stockholders of Arista Networks, Inc. (the "Company"), a Delaware corporation, and any postponements, adjournments or continuations thereof (the "Annual Meeting"), will be held on Wednesday, June 14, 2023 at 11:00 a.m. Pacific Time. The Annual Meeting will be conducted in a virtual format to provide convenience to our stockholders and enable increased stockholder participation. You will be able to attend the Annual Meeting online and submit your questions during the meeting at www.virtualshareholdermeeting.com/ANET2023. To access the virtual meeting, you will need to enter the control number included in your Notice of Internet Availability of Proxy Materials (the "Notice"), on your proxy card or on the instructions that accompanied your proxy materials.

Our board of directors has fixed the close of business on April 20, 2023 as the record date for the Annual Meeting. Only stockholders of record on April 20, 2023 are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement. If you plan on attending this year's annual meeting as a stockholder, you must follow the instructions set forth on page 68 of the accompanying proxy statement.

On or about April 28, 2023, we expect to mail to our stockholders the Notice, which provides instructions on how to access our proxy statement for the Annual Meeting and our annual report to stockholders, how to vote online or by telephone, and how to receive a paper copy of the proxy materials by mail. The accompanying proxy statement and our annual report can be accessed directly at the following Internet address: www.proxyvote.com. All you have to do is enter the control number located on your proxy card.

YOUR VOTE IS IMPORTANT. We urge you to submit your vote via the Internet, telephone or mail.

We appreciate your continued support of Arista Networks, Inc. and look forward to either greeting you virtually at the Annual Meeting or receiving your proxy.

By order of the Board of Directors,



JAYSHREE ULLAL
Chief Executive Officer, President and Director
Santa Clara, California
April 28, 2023

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

2023 PROXY STATEMENT SUMMARY

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2023 annual meeting of stockholders of Arista Networks, Inc. (the "Company" or "Arista"), a Delaware corporation, and any postponements, adjournments or continuations thereof (the "Annual Meeting"). Our principal executive offices are located at 5453 Great America Parkway Santa Clara, California 95054. This summary highlights information contained in this proxy statement. We encourage you to read the entire proxy statement for more information prior to voting.

Annual Meeting

 **Date and Time**
Wednesday, June 14, 2023 at 11:00 a.m. Pacific Time

 **Virtual Meeting**
www.virtualshareholdermeeting.com/ANET2023

 **Record Date**
April 20, 2023

YOUR VOTE IS IMPORTANT. We urge you to submit your vote via the Internet, telephone or mail.

Proposals and Board Recommendations

1
Page 31

Proposal for your Vote:
Elect three Class III directors to serve until the 2026 annual meeting of stockholders
Board Voting Recommendation:
FOR the election of Lewis Chew, Douglas Merritt and Mark B. Templeton

2
Page 32

Proposal for your Vote:
Advisory vote to approve named executive officer compensation
Board Voting Recommendation: FOR

3
Page 33

Proposal for your Vote:
Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm
Board Voting Recommendation: FOR

Director Nominees

Name and Occupation	Age	Director Since	Independent	Committees
Lewis Chew	60	2021	✓	Audit
Douglas Merritt	59	*	✓	Nominating and Corporate Governance[1]
Mark B. Templeton	70	2017	✓	Compensation

* To be nominated for election at the Annual Meeting

(1) Mr. Merritt will join the Nominating and Corporate Governance Committee upon his appointment as a director.

2023 Business Highlights

REVENUE	GAAP GROSS MARGIN	CUSTOMERS:
$4.38B	**61.1%**	**9K+**

Board of Directors Snapshot

78%
7/9 of our directors are independent. Added a new independent director in 2022 and new independent director nominated in 2023

33%
3/9 of our directors are women

22%
2/9 of our directors are from underrepresented communities

44%
4/9 of our directors have served for less than 6 years







Corporate Governance Highlights

We are committed to having sound corporate governance principles that we believe serve the best interest of all our stockholders. Some highlights of our corporate governance practices are listed below. In addition, we regularly evaluate our practices against prevailing best practices and emerging and evolving topics identified through stockholder outreach, current literature and corporate governance organizations. The board of directors annually reviews the Code of Ethics and Business Conduct and the Corporate Governance Guidelines, and other company policies.

Board Oversight	• Oversees the Company's strategy, annual business plans, Enterprise Risk Management (ERM) framework and culture, values and conduct • Regularly reviews succession plans for CEO and other key executives
Independent Board	• Executive sessions of independent directors at each regularly scheduled board meeting • Strong Lead Independent Director facilitates independent board oversight of management and has expansive duties including setting agendas for the board meetings
Annual Evaluations	• Annual board and committee self-assessments enhance performance • Encompasses board and committee structure and composition, culture, process and relationship with management
Shareholder Engagement	• Active, year-round stockholder engagement process where we meet with our stockholders and other key stakeholders • Host Investor Day • Present at investor conferences
Corporate Governance Policies	• Stock Ownership Guidelines for directors and CEO • Clawback Policy for executive officers • Insider Trading Policy prohibits, among other things, hedging; see Hedging or Pledging Policies on page 56 of this Proxy Statement

Executive Compensation Highlights

✓ **Annual review** of our executive compensation program

✓ **Performance-based equity** for CEO and other senior officers

✓ **Independent compensation consultant**

✓ **Stock Ownership Guidelines** for CEO

✓ **Clawback Policy** for executive officers

✓ **No executive-only retirement programs**

✓ **No excise tax gross-ups**

OUR COMMITMENT TO THE ENVIRONMENT, SOCIAL RESPONSIBILITY AND GOVERNANCE

Arista is committed to transparency, engagement and consistent communication of our Environmental, Social & Governance ("ESG") strategies and programs. While our core competency is designing, manufacturing and delivering leading software driven cloud networking solutions, Arista is dedicated to delivering a superior client experience, increasing shareholder value, serving our communities and creating a workplace where talent can thrive. We believe that sustainability and business growth are closely linked and delivering products that are sustainable truly enables our customers' success. To maximize our efforts, we focus our sustainability program around environmental, social and governance programs, including:



Environment



Social Responsibility



Supply Chain



Governance

ESG Oversight

In 2022 and 2023, Arista continued to evolve our ESG strategy. Our executive leadership team and Board recognized the importance of these responsibilities, and our internal committee is tasked with driving additional progress in initiatives that promote sustainability, diversity, inclusion, equity and further transparency. Our sustainable governance structure begins at the very top. The core values of Arista reflect what is truly important to us as an organization. Arista was founded on the principle of doing things the "Arista Way," which is to drive for customer success in every aspect of what we do. We build and deliver innovative, high-quality products and services through commitment, innovation and uncompromising focus on customer needs. This includes a commitment to designing, manufacturing and delivering leading software driven cloud networking solutions in an environmentally and socially sustainable manner.

THE ARISTA WAY

1 Drive for customer success in every aspect: support, quality, innovation and experience

2 Do the right thing be it for products, quality, customers and daily interactions

3 Challenge status quo, question traditional habits and be cost-effective

4 Develop alternative ways of achieving disruptive innovation in every function, preserving quality

5 Develop agile and mobile teams that can respond to priorities (as opposed to fixed or top-down organizations)

6 Maintain the highest level of integrity in conduct

7 Discuss, debate but quickly align to priorities

8 Treat your peers, vendors, customers with respect and develop a win-win partnership

9 Mentor individuals and develop teams for overall success, not personal, success

10 Cultivate Arista pride but never ego or arrogance in our culture



Environment



Arista is committed to responsible ESG practices that include climate change resilience, conservation of natural resources, pollution prevention and reduction of waste. We are committed to creating environmental awareness with our employees and other partners and to engage them to reduce their footprint, manage waste properly and encourage reuse or recycling.

We recognize the need to comply with applicable environmental standards and an increasing number of applicable environmental laws and regulations. We are committed to making the necessary investments to ensure compliance. We are continuously researching innovative ways to boost efficiency in our offices, such as utilizing high-efficiency electrical equipment including LED and motion-detector lighting, solar panels and high-efficiency HVAC units.

We have implemented an Environmental Management System (EMS) that lays out our objectives for achieving pollution prevention, environmental protection and monitoring, and continual improvements in the environmental performance of our operations. Backed by our Environmental Policy, the EMS provides a framework for monitoring of progress, internal employee training to embed sustainability into our business, external stakeholder engagement, and setting measurable targets to drive performance.



In 2021, Arista amended its Audit Committee charter to provide that the Audit Committee has responsibility for reviewing and discussing with management Arista's policies and practices relating to environmental and social responsibility matters, which includes discussion over climate matters. The Audit Committee periodically meets with management to discuss environmental and social responsibility matters.

In addition, Arista created a Sustainability Committee that sets the direction and strategy on sustainability matters and oversees execution of sustainability initiatives including:

- LEED Gold Certification & Efficient Offices: When we select our office space, we ensure that we have an office that not only meets our needs, but also aids us in reducing our impact to the environment. Our Santa Clara headquarters and our San Francisco office are both LEED Gold certified. The certification, awarded by the U.S. Green Building Council, is based on the properties' use of sustainable materials, water and energy efficiency, indoor environmental quality, location and transportation, and overall innovation. We also consider energy efficient real estate for our international operations and, accordingly, moved our Bangalore operations to a facility that was built according to LEED Gold Level rating benchmarks.



- We are committed to integrating sustainability in every aspect of our products' life cycles, from the materials that make up our products, all the way to the end of life of the product, while meeting our customers' requirements. For example, we implement Design for Environment principles in our development process with the goal of minimizing the overall adverse environmental impact of our products, with a focus on the reduction of material diversity and weight, selection of more environmentally friendly materials, ease of disassembly and recycling, energy efficiency, design for longevity and upgradeability, and design for efficient packaging. In 2022, Arista created a packaging reporting tool to quantify the amount of packaging included in our global orders. With this data, Arista is striving to increase the recyclability of our packaging materials as well as work towards mitigating the use of non-recyclable foam within our shipments. Through this, Arista's alignment with Design for Environment principles continues to grow.



• Each new generation of our products demonstrates improved network capacity, and energy efficiency, which reduces overall greenhouse gas emissions ("GHG") and power consumption for our customers. In addition, our new products use power supplies that are rated 80-Plus Platinum or better, which helps reduce the total product power consumption and heat generated from the power supplies. In 2022, Arista took steps towards establishing a GHG reduction program by having its GHG inventory verified by a third party. Arista is also working towards having a GHG Inventory Management Plan, all of which will help in setting science-based targets in the coming year. Arista has also joined CDP's Supply Chain Program, which will help in collecting accurate supply chain emissions.

We believe that our focus on innovation, with the objective of reducing costs and improving sustainability of our operations, provides a strategic benefit through the ability to fund, develop and implement new technologies and quickly respond to changes in customer requirements and industry demands. We continue to look for opportunities to minimize our environmental impact and to support public and private organizations that advance sustainability initiatives by driving toward a more digital work environment, encouraging remote work practices and making investments to reduce waste at all of our office locations.



Social Responsibility



A great experience starts with a great team. We are focused on growing our team of employees and aiding in their professional development. We believe that our ongoing success depends upon a skilled, satisfied and valued workforce.

Arista provides opportunities for employees to gain the skills and knowledge they need to advance and fulfill personal career goals. In 2021, we began implementing Human Capital Management (HCM) reporting and practices to establish a foundation to enable leaders to better hire talent and manage teams, including setting goals, performance evaluations, succession planning, and learning and development.

We also offer competitive compensation and benefits packages that reflect the needs of our workforce. In the U.S., we offer:

• Medical, Dental & Vision Plan Coverage

• Life Insurance, Accidental Death & Dismemberment, Short and Long Term Disability

• 401(k) Plan

• Flex Spending Accounts & Commuter Benefits

• Merchandise and Community Discounts

• Employee Assistance Programs including behavioral health and emotional support assistance

• Flexible Time Away Policy that allows employees to take time off when they would like (subject to manager approval)

• In 2022, we added additional mental health and backup child and elder care benefits.

• In 2023, we have added family planning benefits for our U.S. employees.

In addition to base salary and benefits, Arista's employees participate in incentive plans that support our organizational philosophy of allowing employees to share in our performance and success. Our executive compensation program is designed to attract, retain, and reward performance and align incentives with achievement of the Arista's strategic plan and both short- and long-term operating objectives. In accordance with our compensation philosophy established by the Compensation Committee Charter and the board, we believe our executive pay is well aligned with performance, creating a positive relationship between our operational performance and shareholder returns.



Arista has never experienced a strike or similar work stoppage and we believe our employee relations are strong. We conduct employee engagement surveys globally on a regular basis to gather information and feedback on our team members. We will use a holistic organization-wide approach to respond to the results of the survey, analyzing the data for potential actions that can be taken in the areas of leadership, communication, culture, inclusion, growth and development, and other areas. Beyond the workplace, the health and wellbeing of our colleagues is our top priority and in recognition of this, Arista aims to support the wellness of all colleagues by:

- Possessing a diverse management team that includes our Chief Executive Officer, Chief Financial Officer and Group Vice President, Worldwide Human Resources and Operations, all of whom are women, and our Chief Executive Officer and Chief Operating Officer, both of whom are people of color. Two of our seven executive officers are women, and two of our seven executive officers are from underrepresented communities.



- Increasing recruitment and engagement efforts for women and members of underrepresented minorities, including by building programs to promote a broader and more diverse pool of candidates for job openings, providing top employees with career opportunities, maintaining pay equity among our employees and nurturing an inclusive community and mentorship opportunities facilitated by our Women@Arista employee resource group.

- Actively promoting the hiring of female engineers through special activities like our Arista India Recruit by Her event and through the efforts of our Women@Arista employee resource group. In 2022, Arista also initiated a successful returnship program with Path Forward for primarily female caregivers returning to the workforce. We also actively recruit from underrepresented universities and professional societies, including professional societies that support Black engineers, Latin Americans and veterans.

Arista is all about respect, integrity, innovation, passion, pride and trust. We strive to build an inclusive culture that encourages, supports and celebrates the diverse voices of our employees. It fuels our innovation and connects us closer to the customers and communities we serve. We believe that the voices of our employees are the ultimate barometer in evaluating the success of our Diversity and Inclusion efforts. In a recently completed employee survey, Arista received our highest scores (very high, 90% percentile) from all demographic groups in the areas of fairness. Per Great Place To Work, the global authority on workplace culture, our scores were higher than the average of the top 100 overall performing companies in the U.S.

In 2022, Arista was extremely honored to receive new external awards and recognitions from: Comparably as a Best/Top 50 Large Company for Diversity and Best/Top 100 Company for Work Life/ Balance and Culture; a Bay Area Best Place To Work by the Silicon Valley Business Journal/San Francisco Business Times; and as a Certified Great Place To Work in Canada.

We are committed to developing a qualified and motivated workforce to power our continued evolution. We take the health and safety of our employees seriously. Our policy is to maintain our facilities and run our business operations in a manner that does not jeopardize the occupational health and safety of our employees. We expect each employee to follow our safety standards and protocols. Our Global Facilities team continues to proactively work to reduce and eliminate potential risks and ensures compliance with local laws and regulations. To evaluate performance, we regularly measure and monitor workplace safety.





We are aware of how our presence and partnership can affect others. Therefore, we are consciously working to systemically create positive social change and are focused on supporting various organizations through fundraising efforts, educational sponsorship, community development efforts, charity drives, and partnerships. In 2022 and 2023, Arista is proud to have:

- Given annually to select non-profit organizations. The Arista Foundation's giving priorities are generally to non-profits focused on education, hunger, environmental sustainability or disaster relief.

- Launched and completed a global fundraising drive for Ukrainian refugees, raising over $150,000 through employee donations and Arista Foundation matching for the International Red Cross and UNICEF.

- Partnered with LISC and JP Morgan to support their Diverse Supplier Grant Initiative, a program aimed at providing diverse owned businesses, with an emphasis on Black, Hispanic and Latino businesses, access to growth capital to help them more effectively compete and earn corporate contracts.

- Granted funds for Greater Vancouver Food Bank to purchase a new agency management system to help them better serve their over 13,000 clients in need every month and provide over 8 million pounds of food, annually.

- Continued its multi-year partnership with HelpAge India. In 2022, the Arista Foundation enthusiastically granted the necessary funds to provide cataract surgeries free of cost to 1000 senior citizens in India who had no significant means of support.

- Planted an additional 62,500 trees for a total of over 140,000 trees to-date worldwide through partnerships with a variety of non-profits.

- Continued our global employee fundraising event with the goal of providing food to people in need. Over 1.9 million meals were provided through a combination of employee donations and matching Arista Foundation funds through our partners, Second Harvest of Silicon Valley, Feeding America, New Hampshire Food Bank, Central Texas Food Bank, Greater Vancouver Food Bank, and Foodbank, Australia, in the largest Arista philanthropy event ever.

Arista is passionate about being good corporate citizens in the communities where we live and work. Through strategic nonprofit partnerships, pro bono work, volunteerism and philanthropy, our corporate responsibility is focused on contributing to the creation of a better world. Going forward, Arista will continue to partner with nonprofit organizations that work to increase the number of individuals with financial literacy, decrease the number of individuals facing economic barriers and make our communities reflections of our commitments and values.



Supply Chain



Manufacturing our products creates environmental and social impacts that extend far beyond the walls of Arista.

We engage with suppliers throughout our global supply chain to manage and improve these impacts to conserve resources, save costs, and promote ethical social practices. Our Supply Chain Sustainability Expectations Policy initially sets forth the requirement to align with industry expectations. As a member of the Responsible Business Alliance (RBA), we support the RBA's vision and mission, which strives to develop a global electronics industry supply chain that consistently operates with social, environmental and economic responsibility.

Arista takes steps to validate the absence of slavery, human trafficking and forced labor in our supply chain and therefore ensure compliance with the California Transparency in Supply Chains Act and the UK Modern Slavery Act. We perform supplier risk assessments of our suppliers and encourage them to adhere to the RBA Code of Conduct. Furthermore, we are a member of the Responsible Minerals Initiative (RMI) and have management systems in place to ensure that the components of our products are sourced responsibly.

Arista's website contains information on our environmental and social programs. We routinely engage with our stockholders to better understand their views, carefully considering the feedback we receive and acting when appropriate. Arista reviews the results of the annual advisory vote on executive compensation in making determinations about the structure of our pay programs. For more information, please visit our corporate website: arista.com.



Governance

Arista is committed to achieving excellence in our governance practices and to establishing a strong foundation for our long-term success. We emphasize a culture of accountability and conduct our business in a manner that is fair, ethical, and responsible to earn the trust of our stakeholders, including customers, employees, investors, partners, and regulators.



As a publicly traded company, it is incumbent upon us to ensure that our operations are conducted in a manner that is both consistent with environmental preservation and supportive of the entire community in which we operate.

Arista has adopted a culture of ethics. Our Code of Ethics and Business Conduct emphasizes the importance of honest business conduct and solid business ethics. Our Code of Ethics and Business Conduct applies to all personnel employed by or engaged to provide services to Arista including, but not limited to, our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Arista provides annual training on our Code of Ethics and Business Conduct. Our Code of Ethics and Business Conduct addresses, among other things, conflicts of interest, business practices, compliance with laws and regulations, and interacting fairly and respectfully with each other, our customers, partners, suppliers and host communities. The full text of our Code of Ethics and Business Conduct is available in the Governance section of our website at http://investors.arista.com. Furthermore:

- We are committed to complying with applicable international and domestic anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and applicable local laws. Our Anti-Corruption Compliance Policy & Guidelines outline the parameters of what is acceptable and what is not acceptable from an anti-corruption view. We have established procedures for conducting due diligence on our partners, manufacturers, suppliers, logistics providers and other third parties that may interact with foreign officials on our behalf.

- Our Whistleblower Policy further supports our stated goals with our governance structure while encouraging transparency, facilitating confidentiality, and providing multiple avenues for employees and non-employees to submit concerns about accounting, auditing or other matters.

- We are committed to maintaining the highest level of professional and ethical standards in the conduct of our business around the world. We believe our reputation for integrity and fair dealing is an important component of our success and the personal satisfaction of our employees.

Our board of directors, consisting of 9 directors (7 of whom are independent), is responsible for oversight of the management of the company for the long-term benefit of our stakeholders. Our corporate governance policies and practices include evaluations of the board and its committees and continuing director education. Our Nominating and Corporate Governance Committee oversees corporate governance matters. Our Audit Committee reviews our policies and practices relating to financial, environmental and social responsibility, and monitors certain key risks including cybersecurity risks.

We believe that diversity with respect to tenure is important in order to provide for both fresh perspectives and deep experience and knowledge. Our Nominating and Corporate Governance Committee considers diversity and a broad range of backgrounds and experiences in making determinations regarding nominations of directors.



Our internal risk management teams oversee compliance with applicable laws and regulations and coordinate with subject matter experts throughout our business to identify, monitor and mitigate risk including information security risk management and cyber defense programs. These teams maintain testing programs and provide updates to the Audit Committee and the board at least annually. Arista also has an information security program that incorporates multiple layers of physical, logical and written controls. Arista leverages encryption configurations and technologies on its systems, devices, and third-party connections.



Arista performs an enterprise risk assessment that is reviewed by the Audit Committee on an annual basis and monitored on a quarterly basis by the Audit Committee. The enterprise risk assessment is an assessment of key risks, including information security risks, data privacy, supply chain, human capital, and others.

Under Arista's IT security program, our Cybersecurity Executive Committee and Information Security Steering Committee meet throughout the year to monitor and assess information security risks. Additionally, all employees receive annual Data Protection and Privacy training.

BOARD OF DIRECTORS & CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors. Our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. Our board of directors is committed to good corporate governance practices. These practices provide an important framework within which our board of directors and management can pursue our strategic objectives for the benefit of our stockholders. Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. The full text of our Corporate Governance Guidelines is available in the Governance section of our website at http://investors.arista.com. We believe that good governance leads to high board effectiveness, promotes the long-term interests of our stockholders, strengthens the accountability of the board of directors and management, and improves our standing as a trusted member of the communities we serve.

BOARD EFFECTIVENESS

Working Dynamics

- **Candid discussions**
- **Open access to management and information**
- **Established processes for director feedback**
- **Regular non-executive directors' meetings**

Board Structure

- **Strong lead independent director**
- **3 standing committees**
- **Separation of Chairman and CEO**

Governance Practices

- **Oversight of CEO/management performance**
- **Board/management succession planning**
- **Code of Ethics and Business Conduct for our directors and employees**
- **Stock ownership requirements for our directors and CEO**
- **Clawback policy for our executives**

Board Composition

- **Broad range of skills and experiences**
- **7/9 directors are independent**
- **Our Chairman and CEO are the only non-independent directors**
- **3/9 directors are women**
- **2/9 directors are from underrepresented communities**

Board Composition Overview

Consistent with the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee considers, among other factors, issues of character, integrity, judgment, diversity, independence, area of expertise such as appropriate financial and other expertise relevant to our business, corporate experience, length of service, potential conflicts of interest and other commitments when reviewing and making recommendations to the board of directors regarding the composition and size of the board.

We believe that diversity with respect to tenure is important in order to provide for both fresh perspectives and deep experience and knowledge of the Company. Although we do not maintain a specific policy with respect to board diversity, our board of directors believes that it should be a diverse body and our Nominating and Corporate Governance Committee considers a broad range of backgrounds and experiences in making determinations regarding nominations of directors and in overseeing the annual board and committee evaluations.



7/9 DIRECTORS ARE INDEPENDENT



3/9 DIRECTORS ARE WOMEN



2/9 DIRECTORS ARE FROM UNDERREPRESENTED COMMUNITIES



4/9 DIRECTORS HAVE SERVED LESS THAN 6 YEARS

The following table sets forth information as of April 20, 2023, for each of our directors with terms expiring at the Annual Meeting:

Directors with Terms Expiring at the Annual Meeting/Director Nominees

| | | | | | | **BOARD COMMITTEES** | | | |
Name	Class	Age	Director Since	Current Term Expires	Expiration of Term for Which Nominated	Audit	Comp.	Nom. & Gov.	Independent
Lewis Chew (Director Nominee)	III	60	2021	2023	2026	CHAIR			✓
Mark B. Templeton (Director Nominee)	III	70	2017	2023	2026		+		✓
Nikos Theodosopoulos*	III	60	2014	2023	N/A	+		+	✓

* Mr. Theodosopoulos' term of office will expire at the Annual Meeting. We are grateful for Mr. Theodosopoulos' distinguished service and leadership on the board and its committees throughout his tenure.

The following table sets forth information, as of April 20, 2023, for each of the continuing members of our board of directors:

Continuing Directors

| | | | | | BOARD COMMITTEES | | | |
Name	Class	Age	Director Since	Current Term Expires	Audit	Comp.	Nom. & Gov.	Independent
Kelly Battles	I	56	2020	2024	+			✓
Andreas Bechtolsheim	I	67	2004	2024				
Charles Giancarlo	II	65	2013	2025		CHAIR		✓
Daniel Scheinman	II	60	2011	2025		+	CHAIR	✓
Jayshree Ullal	I	62	2008	2024				
Yvonne Wassenaar	II	54	2022	2025	+[(1)]		+	✓

(1)   Ms. Wassenaar will begin serving as a member of the Audit Committee upon the expiration of Mr. Theodosopoulos' term of office.

Board Diversity

Our board of directors believes that it should be a diverse body and our Nominating and Corporate Governance Committee considers a diversity in making determinations regarding the composition and size of the Board and in overseeing the annual board and committee evaluations.



2/9 DIRECTORS ARE FROM UNDERREPRESENTED COMMUNITIES



3/9 DIRECTORS ARE WOMEN

Board Skills Matrix

The following table summarizes the key qualifications, skills and attributes of our director nominees and the continuing members of our board of directors. A mark indicates a specific area of focus or expertise on which our board of directors particularly relies. Not having a mark does not mean the director does not possess that qualification or skill. Our directors' biographies describe each director's background and relevant experience in greater detail.

	Battles	Bechtolsheim	Chew	Giancarlo	Merritt	Scheinman	Templeton	Ullal	Wassenaar
Industry Expertise Insight in the cloud and software industry to oversee our business and the risks we face.	+	+	+	+	+	+	+	+	+
Senior Leadership Experience in senior leadership positions to analyze, advise and oversee management in decision making, operations and policies.	+	+	+	+	+	+	+	+	+
Financial Knowledge and Expertise Knowledge of financial markets, financing and accounting and financial reporting processes.	+		+	+	+	+	+	+	+
Cybersecurity/Information Security/Security Expertise to oversee cybersecurity, privacy, and information security management.				+	+				+
Sales, Marketing and Brand Management Sales, marketing and brand management experience to provide expertise and guidance to grow sales and enhance our brand.				+	+		+	+	+
Global/International Experience and Knowledge Experience and knowledge of global operations, business conditions and culture to advise and oversee our global business.	+	+	+	+	+	+	+	+	+
Governance, Risk Oversight and Compliance Experience in public company corporate governance, risk oversight and management, compliance, policy and creating long term sustainable value.	+	+	+	+	+	+	+	+	+
Emerging Technologies and Business Models Experience identifying and developing emerging technologies and business models to advise, analyze and strategize regarding emerging technologies, business models and potential acquisitions disrupting our industry, business and company.	+	+	+	+	+	+	+	+	+
Human Capital Management Experience attracting and retaining top talent to advise and oversee our people and compensation policies.	+	+	+	+	+	+	+	+	+
Public Company Board Experience Experience to understand the dynamics and operation of a public company and the applicable legal and regulatory landscape and risks.	+	+	+	+	+	+	+	+	+
ESG Experience Experience addressing environmental, social and governance issues, including climate change.	+			+	+	+		+	+

Set forth below is biographical information for the nominees and for each of the continuing members of our board of directors. This includes information regarding each director's experience, qualifications, attributes or skills that led our board of directors to recommend them for board service.

NOMINEES FOR DIRECTOR

Lewis Chew
Independent Director   **Age: 60**   **Director Since: 2021**



Committee(s):

Audit (Chair)

Other Current Public Company Boards:

Cadence Design Systems, Inc.

Experience

Mr. Chew has served as a member of our board of directors since July 2021. From June 2012 to October 2021, Mr. Chew served as executive vice president and chief financial officer of Dolby Laboratories, Inc., an audio, voice and imaging technology company. From April 2001 to September 2011, Mr. Chew served as senior vice president and chief financial officer of National Semiconductor Corporation, a designer and manufacturer of semiconductor components. Prior to joining National Semiconductor Corporation, Mr. Chew was a partner at KPMG LLP, an accounting firm. Since March 2020, Mr. Chew has served on the board of directors of Cadence Design Systems, Inc., a multinational computational software company, where he is chair of the audit committee. From September 2009 to April 2019, Mr. Chew served as a director of PG&E Corporation, an energy-based holding company, where he served as chair of both the public policy committee and the audit committee. Mr. Chew holds a B.S. degree in Accounting from the Leavey School of Business at Santa Clara University.

Qualifications

We believe Mr. Chew possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience as a senior executive officer and board member of companies in the technology industry.

Douglas Merritt
Independent Director   **Age: 59**



Committee(s):

Nominating and Corporate Governance

Experience

Mr. Merritt is a new nominee to our board of directors. Mr. Merritt served in various roles at Splunk, Inc., a software company, including as president, chief executive officer and a member of the board of directors from November 2015 to November 2021, and as senior vice president of field operations from May 2014 to November 2015. Prior to joining Splunk, Mr. Merritt served as senior vice president of products and solutions marketing at Cisco Systems, Inc., a networking company, from May 2012 to April 2014. From January 2011 to April 2012, he served as chief executive officer of Baynote, Inc., a behavioral personalization and marketing technology company. Previously, Mr. Merritt served in a number of executive roles and as a member of the extended executive board at SAP A.G., an enterprise software company, from February 2005 to January 2011. From 2001 to 2004, Mr. Merritt served as group vice president and general manager of the human capital management product division at PeopleSoft Inc., a software company (acquired by Oracle Corporation). He also co-founded and served as chief executive officer of Icarian, Inc., a cloud-based company (since acquired by Workstream Corp.), from 1996 to 2001. Mr. Merritt has served as a member of the board of directors of Dragoneer Growth Opportunities Corp., a special purchase acquisition company, in 2020 and 2021. Mr. Merritt holds a B.S. from The University of the Pacific in Stockton, California.

Qualifications

We believe Mr. Merritt possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience as a senior executive officer and board member of companies in the technology industry.

Mark B. Templeton

Independent Director   **Age: 70**   **Director Since: 2017**



Committee(s):

Compensation

Other Current Public Company Boards:

Health Catalyst, Inc.

Experience

Mr. Templeton has served as a member of our board of directors since June 2017. Mr. Templeton served as the chief executive officer and a member of the board of directors of DigitalOcean, Inc., a cloud computing company from June 2018 to August 2019. Previously, he served as the president and chief executive officer and a member of the board of directors of Citrix Systems, Inc., a global provider of virtualization, mobility management, networking and software as service solutions, from January 1998 until his retirement in October 2015. Since July 2020, Mr. Templeton has served on the board of directors of Health Catalyst, Inc., a provider of data and analytics technology and services to health care organizations. Mr. Templeton served on the board of directors of Equifax, Inc., a consumer credit reporting agency, from February 2008 to November 2018 and Keysight Technologies, Inc., an electronics test and measurement equipment company, from November 2015 to July 2018. Mr. Templeton holds a B.A. degree in product design from North Carolina State University and an M.B.A. from the Darden School of Business at the University of Virginia.

Qualifications

We believe Mr. Templeton possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the networking industry and as chief executive officer and board member of companies in the technology industry.

CONTINUING DIRECTORS

Kelly Battles

Independent Director   **Age: 56**   **Director Since: 2020**



Committee(s):

Audit

Experience

Ms. Battles has served as a member of our board of directors since July 2020. Ms. Battles has over 30 years of finance, strategy and operational leadership experience. From July 2020 to January 2022, Ms. Battles served as chief financial officer of Alpha Medical Group, a telemedicine provider, where she has served as a member of the board of directors since January 2022. From November 2016 to March 2020, Ms. Battles served as chief financial officer of Quora, a knowledge platform. Ms. Battles also previously served as chief financial officer of Bracket Computing, a cloud computing company, and Host Analytics, Inc., a cloud-based enterprise performance management solutions company. She served as vice president of finance of IronPort Systems, an email and web security company (since acquired by Cisco Systems, Inc.), director of strategy and corporate development group of Hewlett-Packard Company, an information technology company, and as an associate at both McKinsey and Company and JPMorgan Chase and Company earlier in her career. Ms. Battles currently serves as an independent board member and audit committee chair of DataStax, Inc., a data company, Genesys Cloud Services, Inc., a software company, and Clari, Inc., a revenue platform. Ms. Battles holds a B.S.E. degree in Operations Research / Systems Management from Princeton University and an M.B.A. from Harvard University.

Qualifications

We believe Ms. Battles possesses specific attributes that qualify her to serve as a member of our board of directors, including her extensive experience as a chief financial officer and as a board member of companies in the technology industry.

Andreas Bechtolsheim

Director   **Age: 67**   **Director Since: 2004**



Committee(s):

N/A

Experience

Mr. Bechtolsheim is one of our founders and has served as our Chairman since 2004 and as our Chief Development Officer since 2008. In 1982, Mr. Bechtolsheim co-founded Sun Microsystems, Inc., a manufacturer and seller of computers and computer software, which was acquired by Oracle Corporation in January 2010. In 1995, Mr. Bechtolsheim co-founded and was president and chief executive officer of Granite Systems, Inc., a manufacturer of Gigabit Ethernet switches, which was acquired by Cisco Systems, Inc. in September 1996, and then at Cisco, Mr. Bechtolsheim served in various positions including vice president and general manager of the Gigabit Systems Business Unit. In 2003, Mr. Bechtolsheim became the president of Kealia, Inc., a developer of servers, which was acquired by Sun Microsystems, Inc. in April 2004. From April 2004 to October 2008, Mr. Bechtolsheim served as senior vice president and chief systems architect at Sun Microsystems, Inc. Mr. Bechtolsheim holds an M.S. degree in Computer Engineering from Carnegie Mellon University and was a Ph.D. Student in Electrical Engineering and Computer Science at Stanford University from 1977 to 1982.

Qualifications

We believe Mr. Bechtolsheim possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the networking industry and the operational insight and expertise he has accumulated as one of our founders and as our Chief Development Officer.

Charles Giancarlo

Independent Director   **Age: 65**   **Director Since: 2013**



Committee(s):

Compensation
(Chair)

Other Current Public Company Boards:

Pure Storage, Inc.

Zscaler, Inc.

Experience

Mr. Giancarlo has served as a member of our board of directors since April 2013. Mr. Giancarlo has been chief executive officer and a member of the board of directors of Pure Storage, Inc., a data storage solutions company, since August 2017, and Chairman of the board of directors of Pure Storage since September 2018. From January 2008 to October 2015, Mr. Giancarlo served as a managing director of Silver Lake Partners, a private investment firm and served as a senior advisor to the firm until 2015. From May 1993 to December 2007, Mr. Giancarlo served in various positions with Cisco Systems, Inc., most recently as executive vice president and chief development officer. Mr. Giancarlo has also served on the board of directors of Zscaler, Inc., a cloud-based information security company, since November 2016. He previously served as a director of Accenture plc, from November 2008 to February 2019. Mr. Giancarlo holds a B.S. degree in Electrical Engineering from Brown University, an M.S. degree in Electrical Engineering from the University of California at Berkeley and an M.B.A. from Harvard University.

Qualifications

We believe Mr. Giancarlo possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience as a venture capital investor and as an executive and board member of companies in the technology industry.

Daniel Scheinman
Independent Director   **Age: 60**   **Director Since: 2011**



Committee(s):

Compensation

Nominating and Corporate Governance (Chair)

Lead independent director

Other Current Public Company Boards:

Zoom Video Communications, Inc.

SentinelOne, Inc.

Experience

Mr. Scheinman has served as a member of our board of directors since October 2011. Since April 2011, Mr. Scheinman has been an angel investor. From January 1997 to April 2011, Mr. Scheinman served in various capacities with Cisco Systems, Inc., most recently as senior vice president, Cisco Media Solutions Group. Mr. Scheinman has served as a member of the board of directors of Zoom Video Communications, Inc., a cloud-based video communications company, since October 2011, where he is lead director, chair of the audit committee and a member of the compensation committee and SentinelOne, Inc., an autonomous AI endpoint security platform since September 2015, where he is lead independent director, chair of the nominating and corporate governance committee and a member of the compensation committee. He also currently serves on the board of directors of several private companies. Mr. Scheinman holds a B.A. degree in Politics from Brandeis University and a J.D. from the Duke University School of Law.

Qualifications

We believe Mr. Scheinman possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the legal industry and as an executive of companies in the technology industry.

Jayshree Ullal
Director   **Age: 62**   **Director Since: 2008**



Committee(s):

N/A

Other Current Public Company Boards:

Snowflake Inc.

Experience

Ms. Ullal has served as our President, Chief Executive Officer and a member of our board of directors since October 2008. From September 1993 to May 2008, Ms. Ullal served in various positions at Cisco Systems, Inc., with her last position as senior vice president of data center, switching and services group. Prior to that, Ms. Ullal was a vice president of marketing at Crescendo Communications, Inc., Cisco's first acquisition in 1993. She has also held various product and engineering positions at Ungermann-Bass, a computer networking company, Advanced Micro Devices, Inc., a semiconductor company, and Fairchild Semiconductor, a semiconductor company. Ms. Ullal has served as a member of the board of directors of Snowflake Inc., a cloud-based data-warehousing company since June 2020. Ms. Ullal holds a B.S. degree in Engineering (Electrical) from San Francisco State University and an M.S. degree in Engineering Management from Santa Clara University. She is a 2013 recipient of the Santa Clara University School of Engineering Distinguished Engineering Alumni Award.

Qualifications

We believe that Ms. Ullal possesses specific attributes that qualify her to serve as a member of our board of directors, including her extensive experience in the networking industry and the operational insight and expertise she has accumulated as our President and Chief Executive Officer.

Yvonne Wassenaar

Independent Director   **Age: 54**   **Director Since: 2022**



Committee(s):

Nominating and Corporate Governance and Audit Committee upon the expiration of Mr. Theodosopoulos' term of office as a director of the Company

Other Current Public Company Boards:

Forrester Research, Inc.

JFrog, Inc.

Experience

Ms. Wassenaar has served as a member of our board of directors since July 2022. From January 2019 to May 2022, Ms. Wassenaar served as chief executive officer of Puppet, Inc., an information technology company. From June 2017 to September 2018, Ms. Wassenaar served as chief executive officer of Airware Inc., an enterprise drone analytics company. From August 2014 to May 2017, Ms. Wassenaar served as chief information officer of New Relic Inc., an information technology company. Ms. Wassenaar has served as a member of the board of directors and audit committee of Forrester Research, Inc., a research company, since June 2017, and as a member of the board of directors and compensation committee of JFrog, Inc., a software development company, since September 2022. She previously served as a member of the board of directors and audit committee of Anaplan, Inc., Inc., a cloud-based business planning software company, from November 2019 to June 2022, and as a member of the board of directors and audit committee of Mulesoft, LLC, an integration platform for SOA, SaaS, and APIs, from December 2017 to May 2018. She also currently serves on the board of directors of several private companies.

Ms. Wassenaar holds a B.A. degree in economics with a specialization in computing from the University of California, Los Angeles, and an M.B.A. from UCLA Anderson School of Business.

Qualifications

We believe Ms. Wassenaar possesses specific attributes that qualify her to serve as a member of our board of directors, including her extensive experience as a chief executive officer and board member of companies in the technology industry.

Key Elements of Board Independence at Arista

Our board of directors' independence enables it to be objective and critical in carrying out its oversight responsibilities. Our Corporate Governance Guidelines provide that a substantial majority of our directors will be independent.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has made the following determinations:

- **7/9 of the directors are independent:** We are committed to maintaining a substantial majority of directors who are independent of the Company and management. Except for our employee directors, all directors are independent.

- **Committee independence:** Only independent directors are members of board committees.

- **Executive sessions:** Our independent directors meet in executive session at each board and Audit Committee meeting.

- **Lead independent director:** Our lead independent director provides leadership to the board of directors and particularly to the independent directors.

- **Independent compensation consultant:** The compensation consultant retained by the Compensation Committee is independent of the Company and management.

In making the determination that Mr. Giancarlo is independent, the board of directors considered the fact that Mr. Giancarlo is chief executive officer and a member of the board of directors of Pure Storage, Inc., and we sell products to and purchase products from Pure Storage, Inc. in the ordinary course of business. The board of directors determined that Mr. Giancarlo did not have a direct or indirect material interest in these transactions. Furthermore, payments made to us by Pure Storage, Inc. pursuant to such transactions did not exceed the greater of $1 million or 2% of Pure Storage, Inc.'s consolidated gross revenues in any of the last three fiscal years. As a result, the board of directors concluded that these transactions would not affect Mr. Giancarlo's independence.

Director Commitments

Our board of directors recognizes that all members of our board of directors should dedicate sufficient time and attention to fulfill the responsibilities required of directors. In assessing whether directors and nominees for director have sufficient time and attention to devote to board duties, our board of directors considers, among other things, whether directors may be "overboarded," which refers to the situation where a director serves on an excessive number of boards. In addition, prior to recommending a candidate as a nominee for director, the Nominating and Corporate Governance Committee reviews the number of boards that the candidate serves on and considers whether those outside commitments may limit the ability of the candidate to devote sufficient time and attention to board duties.

Our board of directors believes that each of our directors, including each of our director nominees, has demonstrated the ability to devote sufficient time and attention to board duties and to otherwise fulfill the responsibilities required of directors.

Board Leadership Structure

We believe that the structure of our board of directors and its committees provides strong overall management of our Company and supports the risk oversight function of the board. While the Chairman of our board of directors and our Chief Executive Officer roles are separate, our current Chairman, Andreas Bechtolsheim, is not independent under the listing standards of the New York Stock Exchange ("NYSE") as a result of his employment with us. Our board of directors believes that, given the perspective and experience Mr. Bechtolsheim brings as one of our founders, Mr. Bechtolsheim's service as our Chairman is appropriate and is in the best interests of our board of directors, our Company and our stockholders.

Our Chief Executive Officer is responsible for setting the strategic direction of our Company, the general management and operation of the business and the guidance and oversight of senior management. The Chairman of our board of directors monitors the content, quality and timeliness of information sent to our board of directors and is available for consultation with our board of directors regarding the oversight of our business affairs.

Lead Independent Director

Recognizing the importance of strong independent oversight, our board of directors has appointed Mr. Scheinman to serve as our lead independent director.

While the Chairman directs the operations of the board of directors and is responsible for the overall management and effective functioning of the board of directors, the lead independent director provides leadership to the board of directors and particularly to the independent directors.

The lead independent director communicates with the Chief Executive Officer, disseminates information to the rest of the board of directors in a timely manner, and raises issues with management on behalf of the outside directors when appropriate. In addition, the lead independent director's responsibilities include the following:

- calling meetings of independent directors when necessary and appropriate;
- being available, when appropriate, for consultation and direct communication with the Company's stockholders;
- building a productive relationship between the board of directors and the CEO;

- ensuring that the board of directors fulfills its oversight responsibilities in Company strategy, risk oversight and succession planning; and
- performing such other duties as the board of directors may from time to time designate.

Board Evaluation Process

Our board of directors seeks to operate with the highest degree of effectiveness, supporting a dynamic boardroom culture of independent thought and intelligent debate on critical matters. The Nominating and Corporate Governance Committee oversees this process, which is led by the chair of the committee. Our board and committee evaluation process allows for annual assessment of our board practices and the opportunity to identify areas for improvement.

The annual assessment includes an evaluation of:

- Board structure and composition
- Board culture and relationship with management
- Information received by the board
- Quality of board meetings, board responsibilities and performance
- Current topics
- Each Committee of the Board

The following is an overview of the board evaluation process.

BOARD EVALUATION PROCESS

1 Evaluation process discussed at Nominating and Corporate Governance Committee meeting

2 Each board member assesses performance and effectiveness of the board, and as applicable, the committees

3 Board members meet one-on-one with outside counsel to discuss their assessments and to provide feedback

4 Outside counsel shares feedback received with the General Counsel, Nominating and Corporate Governance Committee and the full board

5 The full board reviews and develops plans to take actions based on the results, as appropriate

HOW RESULTS ARE USED:

By the board, to identify skills or expertise that may be used as criteria when the board considers new board candidates

By the board, to identify strengths and areas of opportunity of each board member and to provide insight into how each board member can be most valuable to Arista

By the board, to improve their agenda topics so that the information they receive enables them to effectively address the issues they consider most critical

By the Nominating and Corporate Governance Committee, as part of its annual review of each director's performance when considering whether to nominate the director for re-election to the board

Board Meetings and Committees

During our fiscal year ended December 31, 2022, each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

Our Corporate Governance Guidelines set out that the Company encourages, but does not require, our directors to attend the annual meeting of stockholders. All of our board members attended our 2022 annual meeting.

NUMBER OF BOARD AND COMMITTEE MEETINGS HELD IN 2022



Board of Directors **6**

Audit Committee **4**

Nominating and Corporate Governance Committee **4**

Compensation Committee **5**

19 meetings

Our board of directors has three standing committees. Charters describing the responsibilities of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on the Governance section of our website at http://investors.arista.com. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

AUDIT COMMITTEE   NUMBER OF MEETINGS: 4

      

Lewis Chew (Chair)   Kelly Battles   Nikos Theodosopoulos[1]

(1) Mr. Theodosopoulos' term of office as a Class III director will end at the Annual Meeting and Ms. Wassenaar will begin serving as a member of the Audit Committee upon the expiration of Mr. Theodosopoulos' term of office.

Key Responsibilities

- Providing oversight of our accounting and financial reporting processes and the audit of our financial statements

- Assisting our board of directors in oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence, and performance, (iv) our internal accounting and financial controls, and (v) the organization and performance of our internal audit function

- Providing to our board of directors such information and materials as it may deem necessary to make our board of directors aware of significant financial matters that require the attention of our board of directors

- Preparing the report required by the SEC rules to be included in our proxy statement for the annual meeting of stockholders

- Reviewing and discussing with management, including our internal audit function, if applicable, and our independent auditor guidelines and policies to identify, monitor, and address enterprises risks, including our investment policies

- Reviewing and discussing with management the adequacy and monitoring of our compliance programs with respect to legal, ethical, and regulatory requirements, including our Code of Ethics and Business Conduct, compliance with anti-bribery and anti-corruption laws, and compliance with export laws

- Reviewing periodic reports from management on our internal compliance policies and procedures

- Reviewing and discussing with management our policies and practices relating to environmental and social responsibility matters

- Reviewing and discussing with management the adequacy and effectiveness of our information security policies and internal controls regarding information security

Independence/Qualifications:

- All committee members are independent under the NYSE listing standards and the heightened independence requirements applicable to Audit Committee members under SEC rules

- All current committee members are financially literate in accordance with NYSE listing standards and qualify as Audit Committee financial experts under SEC rules. Ms. Wassenaar is a financial expert in accordance with NYSE listing standards.

COMPENSATION COMMITTEE   NUMBER OF MEETINGS: 5







Charles Giancarlo (Chair)   Daniel Scheinman   Mark B. Templeton

Key Responsibilities:

- Providing oversight of our compensation policies, plans, benefits programs, and overall compensation philosophy

- Assisting our board of directors in discharging its responsibilities relating to (i) oversight of the compensation of our Chief Executive Officer, Chief Development Officer, and other executive officers, and (ii) approving and evaluating our executive officer compensation plans, policies, and programs

- Administering our equity compensation plans for our employees

- Reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, Chief Development Officer, and other executive officers, evaluating performance in light thereof, and considering factors related to our performance, including accomplishment of our long-term business and financial goals

- Evaluating, at least annually, our compensation policies and practices with management to review the relationship between risk management policies and compensation and evaluating compensation policies and practices that could mitigate any such risk

- Monitoring compliance with our stock ownership guidelines and recommending to our board of directors any changes to such guidelines

- Monitoring compliance with our clawback policy and approving any changes to such policy

Independence/Qualifications:

- All committee members are independent under the NYSE listing standards and the independence requirements applicable to Compensation Committee members under NYSE rules and the heightened independence requirements under SEC rules

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE   NUMBER OF MEETINGS: 4







Daniel Scheinman (Chair)   Yvonne Wassenaar   Nikos Theodosopoulos[1]

(1)   Mr. Theodosopoulos' term of office as a Class III director will end at the Annual Meeting and Mr. Merritt will begin serving as a member of the Nominating and Corporate Governance Committee upon his appointment as a director and the expiration of Mr. Theodosopoulos' term of office.

Key Responsibilities

- Reviewing and making recommendations regarding corporate governance

- Reviewing and making recommendations to our board of directors regarding the composition and size of our board of directors and determining the relevant criteria (including any minimum qualifications) for board membership, including issues of character, professional ethics and integrity, judgment, business acumen, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, an understanding of the our business, an understanding of the responsibilities that are required of a member of our board of directors, other time commitments, diversity with respect to professional background, education, race, ethnicity, gender, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on our board of directors

- Identifying, evaluating, and nominating director candidates

- Reviewing actual and potential conflicts of interest of our board of directors and executive officers

- Making recommendations regarding the continuing education of our board of directors

- Leading the annual performance review of the board of directors, its committees and management

- Reviewing succession planning for our executive officers

Independence/Qualifications:

- All committee members are independent under the NYSE listing standards and SEC rules

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board) of any entity that has one or more of its executive officers serving on our board of directors or Compensation Committee.

Considerations in Evaluating Director Nominees

Our Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating potential director nominees. In accordance with the Company's Corporate Governance Guidelines, in its evaluation of director candidates, including the members of the board of directors eligible for re-election, the Nominating and Corporate Governance Committee will consider: (a) the current size and composition of the board of directors, (b) the needs of the board of directors and the respective committees of the board of directors, (c) such factors as character, professional ethics and integrity, judgment, business acumen, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, an understanding of the Company's business, an understanding of the responsibilities that are required of a member of the board of directors, other time commitments, diversity with respect to professional background, education, race, ethnicity, gender, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the board of directors, and (d) other factors that the Nominating and Corporate Governance Committee may consider appropriate. The Nominating and Corporate Governance Committee evaluates these factors, among others, and does not assign any particular weighting or priority to any of these factors.

The Nominating and Corporate Governance Committee requires the following minimum qualifications to be satisfied by any nominee for a position on the board of directors: (a) the highest personal and professional ethics and integrity, (b) proven achievement and competence in the nominee's field and the ability to exercise sound business judgment, (c) skills that are complementary to those of the existing board of directors, (d) the ability to assist and support management and make significant contributions to the Company's success, and (e) an understanding of the fiduciary responsibilities that is required of a member of the board of directors and the commitment of time and energy necessary to diligently carry out those responsibilities.

Below is a graphic summarizing the process for our board of directors to identify and review director candidates to join our board:


Input From:
Directors
Management
Stockholders
Candidate Pool
In-Depth Review by Board of Directors and Nominating and Corporate Governance Committee Including: Skills, Expertise, Experience, Diversity and Independence
Recommend Selected Candidates for Appointment to Our Board of Directors
4 New Director Nominees In The Last Five Years

Mr. Merritt was originally recommended for appointment as a director by one of our non-employee directors. Mr. Chew, who was appointed to the board by our other directors in July 2021, was initially suggested to the Nominating and Corporate Governance Committee of the board for consideration as a potential director by a third party search firm retained by the Company to assist in identifying and evaluating potential director nominees for board membership.

Stockholder Recommendations for Nominations to the Board of Directors

The Nominating and Corporate Governance Committee will evaluate any recommendation for nominations to our board of directors in accordance with its charter, our amended and restated bylaws, our policies and procedures for director candidates, as well as the regular director nominee criteria described above. Under our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee will consider candidates for our board of directors recommended by stockholders holding at least the minimum amount in market value of the Company's securities entitled to vote on the election of directors as set forth in applicable SEC rules and regulations prior to the date of the submission of the recommendation so long as such recommendations and nominations comply with the certificate of incorporation and bylaws of the Company and applicable laws, including SEC rules and regulations. Such recommendations must include information about the candidate, including but not limited to, a statement of support by the recommending stockholder, evidence of the recommending stockholder's ownership of our common stock and a signed letter from the candidate acknowledging that as a member of our board of directors, the candidate will owe fiduciary duties to us and the stockholders. Our Nominating and Corporate Governance Committee has discretion to decide which individuals to recommend for nomination as directors.

Any nomination should be sent in writing to our General Counsel or our Legal Department at Arista Networks, Inc., 5453 Great America Parkway, Santa Clara, California 95054. To be timely for our 2024 annual meeting of stockholders, our General Counsel or Legal Department must receive the nomination no earlier than February 13, 2024 and no later than March 14, 2024.

Stockholder Outreach

We believe that effective corporate governance should include regular, constructive conversations with our stockholders. Over the past year, our board of directors engaged with stockholders, including seeking and encouraging feedback from stockholders about our corporate governance practices by conducting stockholder outreach and engagement throughout the year.

Who Participates	• Lead independent director • Senior management • Investor relations
How We Engage	• One-on-one and group meetings in-person and virtually • Written and electronic communications
Other Ways We Engage	• Quarterly earnings calls • Industry presentations and conferences • Company-hosted events and presentations • Securities analyst meetings

Communications with the Board of Directors

Stockholders and other interested parties wishing to communicate directly with our independent or non-management directors may do so by writing and mailing the correspondence to our General Counsel and Corporate Secretary at Arista Networks, Inc., 5453 Great America Parkway, Santa Clara, California 95054. Each communication should set forth (i) the name and address of the stockholder, as it appears on our books, and if the shares of our common stock are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares of our common stock that are owned of record by the record holder and beneficially by the beneficial owner.

Our General Counsel, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to the Chairman of our board of directors.

Role of Board of Directors in Risk Oversight

Risk is inherent with every business and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the Company faces while our board of directors has responsibility for the oversight of risk management. Our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk.

Our Audit Committee reviews the Company's risk management processes and procedures, including our internal controls and procedures on financial reporting, our investment policies, and our compliance programs with respect to legal, ethical and regulatory requirements. The management and internal audit teams provide periodic updates on cybersecurity risks and other risks to the Audit Committee. Further, the Audit Committee receives reports and presentations from management on the Company's risk assessment and mitigation programs, compliance matters, and cybersecurity activities, and the results of various internal audit projects. Key information is shared with the board of directors by the Audit Committee.

The chart below illustrates the responsibilities of our board and board committees in overseeing risk in our operations.

BOARD OF DIRECTORS

- Meets with CEO and other members of the senior management team at quarterly meetings of our board of directors where they discuss strategy and risks facing the Company

- Confirms that the risk management processes designed and implemented by management are appropriate and functioning as designed

- Reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, evaluates the risks inherent in significant transactions, and provides guidance to management



AUDIT COMMITTEE

- Assists in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance

- Discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management

- Reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures

- Monitors certain key risks on a regular basis throughout the fiscal year, such as cybersecurity risk and risk associated with internal control over financial reporting and liquidity risk

- Reviews the adequacy and monitoring of our compliance programs for legal, ethical and regulatory requirements

- Reviews our risk management policies, including our investment policies

- Reviews management reports on internal compliance policies and procedures

- Reviews and discusses with management our policies and practices relating to environmental and social responsibility matters

- Reviews and discusses with management our information security policies and internal controls regarding information security



NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

- Manages risks associated with board organization, membership and structure, corporate governance and succession planning

- Reviews any conflicts of interest



COMPENSATION COMMITTEE

- Assesses risks created by the incentives inherent in our compensation policies

- Evaluates compensation policies and practices that could mitigate risks

Executive Talent Management and Succession Planning

Our board of directors places a high priority on senior management development and succession planning and recognizes that thoughtful succession planning is critical to creating long-term shareholder value.

Pursuant to our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee, in consultation with the full board of directors, is primarily responsible for succession planning for the role of chief executive officer. In addition, the Nominating and Corporate Governance Committee monitors management's succession plans for other key executives.

The Nominating and Corporate Governance Committee evaluates our key executives, discusses their development and develops succession plans with the view of ensuring that a strong pipeline of talent is being developed for planned or unplanned events. In addition, our lead independent director facilitates discussions among independent directors about succession planning at executive sessions.

Director Compensation

The following table provides information regarding the total compensation of each of our non-employee directors in 2022. Directors who are also our employees do not receive additional compensation for their service as directors. In particular, Jayshree Ullal, a named executive officer, and Andreas Bechtolsheim, an executive officer, did not receive additional compensation for their service as directors.

Director	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)	Total ($)
Kelly Battles	85,000	208,855	—	293,855
Lewis Chew	100,000	208,855	—	308,855
Charles Giancarlo	92,000	208,855	—	300,855
Ann Mather[3]	41,667	—	—	41,667
Daniel Scheinman	142,000	208,855	—	350,855
Mark B. Templeton	90,000	208,855	—	298,855
Nikos Theodosopoulos	95,000	208,855	—	303,855
Yvonne Wassenaar[4]	42,500	244,214	—	286,714

(1) The amounts reported represent the fees earned for service on our board of directors and committees of our board of directors for 2022.

(2) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of restricted stock units granted to non-employee directors during 2022, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). The grant date fair value for restricted stock units is measured based on the closing price of Arista's common stock on the date of grant. Ms. Wassenaar received an award of 2,305 restricted stock units on July 21, 2022, the effective date of her appointment to the board. Each of Ms. Battles and Messrs. Chew, Giancarlo, Scheinman, Templeton and Theodosopoulos received an award of 2,042 restricted stock units on May 31, 2022.

(3) Board retainer and committee fees for Ms. Mather are prorated as she ceased to be a director effective May 31, 2022.

(4) Ms. Wassenaar was appointed to our board of directors and the Nominating and Corporate Governance Committee on July 21, 2022. The amounts reported represent the pro-rated cash retainer and equity grant earned for a partial year of service on our board of directors and the Nominating and Corporate Governance Committee.

The following table lists all outstanding equity awards held by our non-employee directors as of December 31, 2022.

Director	Stock Awards (#)[1]	Option Awards (#)
Kelly Battles	1,021	—
Lewis Chew	1,021	—
Charles Giancarlo	1,021	—
Daniel Scheinman	1,021	—
Mark B. Templeton	1,021	—
Nikos Theodosopoulos	1,021	—
Yvonne Wassenaar	1,152	—

(1)   Represents the number of restricted stock units unvested as of December 31, 2022.

With respect to 2022 board service, our board of directors approved compensation to each of our non-employee directors as follows:

- a $75,000 cash retainer for general board service, except that our lead independent director received a $120,000 cash retainer;
- a $25,000 cash retainer for chairing the Audit Committee;
- a $12,000 cash retainer for chairing the Compensation Committee;
- a $12,000 cash retainer for chairing the Nominating and Corporate Governance Committee;
- a $10,000 cash retainer for non-chair service on each committee.

In April 2020, our Compensation Committee recommended, and our board of directors approved, a revised policy for annual equity grants to outside board members of restricted stock units with a total value of $225,000 (based on the average closing stock price for the 30 trading day period ending on the grant date) that vest quarterly (on each Company standard quarterly vesting date following the grant date) over one year and are subject to continued service on the board (the "Revised Director Equity Policy"). Grants under the Revised Director Equity Policy shall be automatic immediately following an applicable annual meeting. For our Class II non-employee directors, the annual equity grants began upon their election at the 2022 annual meeting; for our Class I non-employee directors, the annual equity grants began upon their election at the 2021 annual meeting; and for our Class III non-employee directors, the annual equity grants will begin upon their election at the Annual Meeting.

STOCK OWNERSHIP GUIDELINES

In April 2019, our board of directors adopted stock ownership guidelines that are designed to encourage our directors and our Chief Executive Officer to achieve and maintain a meaningful equity stake in our Company and more closely align their interests with those of our stockholders. The guidelines provide that our non-employee directors should accumulate and hold investment levels of three times the annual cash base retainer for service on the board of directors within five years from the later of the date of the adoption of the stock ownership guidelines or the date such director is appointed or elected.

All of our directors and our Chief Executive Officer are on track to meet these guidelines based on their current rate of stock accumulations in the time frames set out in the guidelines.

PROPOSAL NO. 1 ELECTION OF DIRECTORS

Our board of directors is currently composed of nine members. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three staggered classes of directors. Mr. Theodosopolos' term of office as a Class III director will end at the Annual Meeting. We are grateful for Mr. Theodosopolous' distinguished service and leadership on the board and its committees throughout his tenure for over nine years. At the Annual Meeting, three Class III directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Each director's term continues until the election and qualification of his or her successor, or such director's earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

Nominees

Our Nominating and Corporate Governance Committee has recommended, and our board of directors has approved, Lewis Chew, Douglas Merritt and Mark B. Templeton, as nominees for election as Class III directors at the Annual Meeting. If elected, each of Lewis Chew, Douglas Merritt and Mark B. Templeton will serve as Class III directors until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified. Each of the nominees is currently a director of our Company. At our 2023 annual meeting, one new director nominee, Douglas Merritt, will stand for election to our board of directors for the first time.

For information concerning the nominees, please see the section titled "Board of Directors and Corporate Governance."

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of:

- Lewis Chew
- Douglas Merritt
- Mark B. Templeton

Lewis Chew, Douglas Merritt and Mark B. Templeton have each consented to being a nominee and to serving as a director, if elected; however, in the event that a director nominee is unable to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our board of directors to fill such vacancy. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

The election of directors is by a plurality of the voting power of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. Abstentions and broker non-votes will have no effect on the outcome of the vote. "Plurality" means that the nominees who receive the largest number of votes cast "for" are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of a withheld vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "for" or "withhold" on each of the nominees for election as a director.



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED ABOVE.



PROPOSAL NO. 2 ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables stockholders to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on us, the Compensation Committee or our board of directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will communicate directly with stockholders to better understand the concerns that influenced the vote, consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

We believe that the information provided in the "Executive Compensation" section of this proxy statement, and in particular the information discussed in "Executive Compensation—Compensation Discussion and Analysis—Executive Compensation Philosophy and Objectives" beginning on page 40 below, demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers, as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation tables and narrative discussion, and other related disclosure."

Vote Required

The advisory vote on executive compensation requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote AGAINST the proposal and broker non-votes will have no effect.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION.**

PROPOSAL NO. 3 RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Ernst & Young LLP ("EY"), an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2023. During our fiscal years ended December 31, 2022, and December 31, 2021, EY served as our independent registered public accounting firm.

Notwithstanding the appointment of EY and even if our stockholders ratify the appointment, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of our Company and stockholders. At the Annual Meeting, our stockholders are being asked to ratify the appointment of EY as our independent registered public accounting firm for our fiscal year ending December 31, 2023. Our Audit Committee is submitting the appointment of EY to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of EY are expected to attend the Annual Meeting virtually and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

If our stockholders do not ratify the appointment of EY, our Audit Committee may reconsider the appointment of EY.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by EY for our fiscal years ended December 31, 2021 and 2022.

	2021	2022
	(in thousands)	
Audit Fees(1)	$2,748	$3,076
Audit-Related Fees(2)	—	—
Tax Compliance Fees(3)	$ 842	$ 875
Tax Advice and Planning Fees(4)	$ 469	$ 488
All Other Fees(5)	—	—
Total Fees	$4,059	$4,439

(1) Audit Fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) Audit-Related Fees consist of fees for professional services for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include accounting consultations concerning financial accounting and reporting standards.

(3) Tax Compliance Fees consist of fees for tax compliance and the preparation of original and amended tax returns and refund claims.

(4) Tax Advice and Planning Fees consist of fees for tax advice and tax planning assistance, including non-recurring tax assistance in connection with acquisitions and intellectual property alignment.

(5) All Other Fees consist of fees billed for products and services provided by the independent registered public accountants other than those that meet the criteria above.

Auditor Independence

In our fiscal year ended December 31, 2022, there were no other professional services provided by EY, other than those listed above, that would have required our Audit Committee to consider their compatibility with maintaining the independence of EY.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our Audit Committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services and fees paid to EY for our fiscal years ended December 31, 2021 and 2022 were pre-approved by our Audit Committee.

Vote Required

The ratification of the appointment of EY requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote AGAINST the proposal and broker non-votes will have no effect.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP.**

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is a committee of the board of directors comprised solely of independent directors as required by the NYSE listing standards and rules and regulations of the SEC. The Audit Committee operates under a written charter approved by the board of directors, which is available on the Governance section of our website at http://investors.arista.com. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Our independent registered public accounting firm, Ernst & Young LLP ("EY"), is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare our financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and EY;

- discussed with EY the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- received the written disclosures and the letter from EY required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with EY its independence.

Based on the Audit Committee's review and discussions with management and EY, the Audit Committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC.

Respectfully submitted by the members of the Audit Committee of the board of directors:

Lewis Chew (Chair)
Kelly Battles
Nikos Theodosopoulos

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

EXECUTIVE OFFICERS

The following table identifies certain information about our executive officers as of April 20, 2023. Officers are appointed by our board of directors to hold office until their successors are appointed. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Jayshree Ullal	62	Chief Executive Officer, President and Director
Andreas Bechtolsheim	67	Founder, Chief Development Officer, Director and Chairman of the Board of Directors
Ita Brennan	56	Senior Vice President, Chief Financial Officer
Kenneth Duda	51	Founder, Chief Technology Officer and Senior Vice President, Software Engineering
John McCool	63	Chief Platform Officer, Senior Vice President of Engineering Operations
Anshul Sadana	46	Chief Operating Officer
Marc Taxay	54	Senior Vice President, General Counsel

For biographical information about Ms. Ullal and Mr. Bechtolsheim, please see "Board of Directors and Corporate Governance-Continuing Directors."

Ita Brennan



Ms. Brennan joined Arista Networks, Inc. in May 2015 as Senior Vice President and Chief Financial Officer. From February 2014 to May 2015, Ms. Brennan served as chief financial officer of a stealth start up firm in the energy sector. Prior to that, Ms. Brennan held various roles at Infinera Corporation, an intelligent transport networking company, most recently as chief financial officer from July 2010 to February 2014 and vice president of finance and corporate controller from July 2006 to July 2010. From 1997 to 2006, Ms. Brennan held various roles at Maxtor Corporation, a multi-billion dollar information storage solutions company, including vice president of finance for the company's worldwide operations. Ms. Brennan has been a member of the board of directors of Cadence Design Systems, Inc., a multinational computational software company, since March 2020, and a member of the board of directors of Planet Labs PBC, an Earth-imaging satellite company, since June 2021, where she also serves as chair of the audit committee. She previously served as a member of the board of directors of LogMeIn, Inc., a provider of web-based remote access software and services from November 2018 to August 2020. Ms. Brennan is a fellow of the Institute of Chartered Accountants and a public accounting alumna of Deloitte and Touche, having worked at the firm in both Ireland and the U.S.

Kenneth Duda



Mr. Duda is one of our founders and has served in various roles with us from 2004 to present. Since September 2011, Mr. Duda has served as our Chief Technology Officer and Senior Vice President of Software Engineering. From April 1999 to October 2004, Mr. Duda served as chief technology officer of There, Inc., a virtual worlds company. From September 1996 to April 1999, Mr. Duda was leading the software development of the switch kernel for the Gigabit System Business Unit with Cisco Systems, Inc. Mr. Duda holds B.S. and M.S. degrees in Computer Science and Electrical Engineering from the Massachusetts Institute of Technology and a Ph.D. degree in Computer Science from Stanford University.

John McCool



Mr. McCool joined Arista Networks, Inc. in March 2017 as Chief Platform Officer and Senior Vice President of Engineering and Operations. From 2014 to 2017, Mr. McCool served as senior vice president and general manager of DSDD, a DellEMC business, a products, services and solutions provider for information management and storage. From 2013 to 2014, Mr. McCool served as president and chief executive officer of Firetide, Inc., a provider of wireless mesh networks. From 1996 to 2013, Mr. McCool served in various positions at Cisco Systems, Inc., including senior vice president and general manager for the data center switching and services group with his last position as senior vice president—global sales, enterprise segment. Mr. McCool holds a B.S. degree in Electrical Engineering from Drexel University and an M.S. degree in Computer Engineering from Santa Clara University.

Anshul Sadana



Mr. Sadana has served as our Chief Operating Officer since March 2019. He served as our Chief Customer Officer from October 2016 through February 2019. From January 2012 to September 2016, Mr. Sadana served as our Senior Vice President of Customer Engineering. From July 2007 to December 2011, Mr. Sadana served in various other positions with us including Vice President of Customer Engineering. From November 1999 to July 2007, Mr. Sadana was the senior engineering manager of Gigabit Switching Business Unit at Cisco Systems, Inc. Mr. Sadana holds a B.E. degree in Electronics from the University of Mumbai, an M.S. degree in Computer Science from the University of Illinois at Chicago and an executive M.B.A. degree from the Wharton School of Business.

Marc Taxay



Mr. Taxay has served as our Senior Vice President, General Counsel since March 2016 and as our General Counsel since February 2013. From 2007 to 2013, Mr. Taxay served as the senior vice president and general counsel of MedeAnalytics, Inc., a healthcare analytics company. From 2006 to 2007, Mr. Taxay served as the assistant general counsel of Coremetrics, Inc. a digital marketing company. From 2002 to 2006, Mr. Taxay worked as a partner at Cohen & Grigsby, a law firm. Mr. Taxay holds a B.A. degree in Political Science and a J.D. from The University of Michigan.

Compensation Discussion and Analysis

The compensation provided to those individuals who are our named executive officers for our fiscal year ended December 31, 2022 (our "Named Executive Officers") is set forth in detail in the Fiscal 2022 Summary Compensation Table and the other tables that follow this Compensation Discussion and Analysis. The following discussion provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each component of compensation that we provide to our Named Executive Officers. In addition, we explain how and why the Compensation Committee of our board of directors arrived at the specific compensation policies and decisions for our Named Executive Officers. The following are the individuals who served as our Named Executive Officers for fiscal 2022:

- Jayshree Ullal, our President and Chief Executive Officer;

- Ita Brennan, our Senior Vice President, Chief Financial Officer;

- Kenneth Duda, our Chief Technology Officer and Senior Vice President of Software Engineering;

- Anshul Sadana, our Chief Operating Officer; and

- Marc Taxay, our Senior Vice President, General Counsel

Our board of directors has delegated to the Compensation Committee authority and responsibility for establishing and overseeing salaries, incentive compensation programs, and other forms of compensation for our executive officers, general remuneration policies for the balance of our employee population, and for overseeing and administering our equity incentive and benefits plans.

The following compensation governance standards in our executive compensation policies and practices are currently in effect:

What We Do

- ✓ **Annual Review.** We perform annual reviews of our executive compensation program.

- ✓ **Performance-Based Equity.** In 2022, we continued to use performance-based equity as a significant part of our compensation program for our Named Executive Officers.

- ✓ **Independence.** Our Compensation Committee is made up solely of independent directors and makes all executive compensation decisions.

- ✓ **Compensation Consultant.** Our Compensation Committee engages its own independent compensation consultant to assist with its compensation reviews.

- ✓ **Stock Ownership Guidelines.** To align our Chief Executive Officer's long-term interests with those of our stockholders, our Chief Executive Officer is required to own specified minimum levels of Company stock.

- ✓ **Clawback Policy.** We may seek the recovery of cash incentive compensation and performance-based equity compensation paid to our executive officers.

What We Do Not Do

- ✗ **No Executive-Only Retirement Programs.** We do not offer pension arrangements, retirement plans, or nonqualified deferred compensation plans or arrangements to our executive officers, other than the plans generally available to all employees.

- ✗ **No Excise Tax Gross-Ups.** We do not offer golden parachute tax gross-ups to any of our Named Executive Officers or other executive officers.

- ✗ **No "Single-Trigger" Benefits and Limited "Double-Trigger" Benefits.** Potential change in control payments and benefits are limited in nature and are received only in connection with the termination of employment without cause or for good reason in connection with or following a change in control.

Overview

FISCAL 2022 BUSINESS HIGHLIGHTS

Our executive compensation program is designed to align the compensation of our executives with our operating and financial performance and create value for our stockholders. Accordingly, you should consider our executive compensation decisions in the context of our financial and operational performance during fiscal 2022, including:

Revenue

$4.38B FY2022 REVENUE

9K+ CUSTOMERS

Revenue for our fiscal 2022 was $4.38 billion, representing an increase of 48.6% compared to fiscal 2021. Product revenue increased by $1.3 billion, or 56.3%, in fiscal 2022 compared to fiscal 2021. The increase reflects strong demand for our switching and routing platforms from across our customer base, including healthy contributions from our large cloud customers. In addition, service revenue increased by $94.9 million, or 16.6%, in fiscal 2022 compared to fiscal 2021, as a result of continued growth in initial and renewal PCS contracts as our customer installed base continued to expand. International revenues as a percentage of our total revenues decreased from 26.8% in 2021 to 21.0% in 2022, which was primarily driven by increased purchases from large cloud customers in our Americas region. As a result of cost inflation in our supply chain, we implemented targeted price increases during the year, which began to benefit our revenue in late 2022. We exited the year with over 9,000 customers and continue to add new customers and expand and diversify our market position.

Operating Income

$1.8B FY2022 NON-GAAP OPERATING INCOME

41% OF REVENUE

Our non-GAAP operating income for fiscal 2022 was $1.8 billion or 41% of revenue, representing a 57.4% increase compared to fiscal 2021 and 0.9% above our internal targets set at the beginning of the year. This outperformance reflected the benefit of increased revenue growth and careful expense management throughout the year. The ratio of non-GAAP operating income to revenue is a key metric for our stockholders as it provides a consistent measure of the profitability of our business and as a result we used non-GAAP operating income as a metric in our 2022 Bonus Plan (as defined below).

Product Innovations




In 2022, Arista kicked off the year with cognitive campus innovations including announcing that its 720XP series of switches would deliver embedded security and packet analysis. By embedding NDR (Network Detection and Response) capabilities into the Arista EOS-based switches themselves, customers derive broader visibility and threat hunting across modern campus networks. Arista followed up that announcement in March with the introduction of Arista CUE™ (Cognitive Unified Edge). This enables commercial customers to accelerate new services and technology innovations by consolidating multiple security and networking functions into an "edge as a service" cloud managed solution.

Arista also announced developments in speed and scale with the introduction of its next generation converged, ultra-low latency and highly programmable 7130 Series systems designed for demanding in-network applications. In September of 2022 Arista announced innovations for its comprehensive cloud-grade routing platform that simplify and secure routing for the enterprise, mobile provider and cloud operators. In November, Arista launched a comprehensive network automation solution with the Arista Continuous Integration (CI) Pipeline. Built on Arista's EOS Network Data Lake (NetDL™), the Arista CI Pipeline is designed to help enterprise customers adopt a modern network operating model. These innovations deliver an agile, data-driven change management process for the network, enabling faster, more reliable deployment with reduced operational time and expense.

FISCAL 2022 EXECUTIVE COMPENSATION HIGHLIGHTS

As reflected in our general compensation philosophy and objectives, our executive compensation program is intended to reward performance, attract and retain key personnel and increase stockholder value. In light of our financial performance as described in the "Fiscal 2022 Business Highlights" section above, our fiscal 2022 executive compensation program was intended to reward performance against our financial and key business objectives and incentivize successful performance in these areas. Accordingly, our key executive compensation actions in fiscal 2022 advanced these objectives:

- **Limited Base Salary Increases**—We provided limited base salary increases to two of our Named Executive Officers.

- **Annual Bonuses Reflecting Pay for Performance**—As noted above, in fiscal 2022, we achieved revenue of approximately $4.38 billion representing an increase of 48.6% compared to fiscal 2021, combined with Operating Income of $1.8 billion an increase of 57.4% from 2021 and 0.9% above our internal targets.

  In addition to this financial performance, we made significant progress on our business diversification goals with strong growth in our enterprise and provider businesses. We demonstrated continued excellence in product quality, innovation and support as demonstrated by healthy new product qualification and order activity with our cloud titan customers. Performance across all of these metrics resulted in payments to our Named Executive Officers under the 2022 Bonus Plan.

- **Equity Awards Promoting Our Stockholders' Interests**—Long-term equity incentives constitute a significant majority of compensation paid to Named Executive Officers in 2022. Long-term equity incentives align the interests of executives with those of our stockholders. For fiscal 2022, we continued to provide long-term equity compensation to our Chief Executive Officer in performance equity awards only, and a mix of PRSUs and RSUs to our Named Executive Officers other than our Chief Executive Officer.

- **Equity Awards Subject to Achievement**—Performance-based equity was continued as an important portion of our executive compensation program for our Named Executive Officers.

Effect of Most Recent Stockholder Advisory Vote on Executive Compensation

Our Compensation Committee considers the results of the annual stockholder advisory vote on the compensation of our Named Executive Officers and stockholder feedback on our executive compensation program as part of its annual executive compensation review. At our 2022 annual meeting of stockholders, approximately 95% of the votes cast approved the compensation program for our Named Executive Officers as described in our 2022 proxy statement. Based on this strong stockholder support, our Compensation Committee determined not to make significant changes to our existing executive compensation program and policies. Our Compensation Committee continues to evaluate the executive compensation program and policies to determine the most appropriate ways of effecting our executive compensation philosophy and objectives. Our Compensation Committee currently intends to continue to consider the results of the annual advisory vote on executive compensation and stockholder feedback as data points in making executive compensation decisions.

Executive Compensation Philosophy and Objectives

We operate in a highly competitive business environment, which is characterized by frequent technological advances. To successfully grow our business in this dynamic environment, we must continually develop and refine our products and services to stay ahead of our competitors. To achieve these objectives, we need a highly talented and seasoned team of technical, sales, marketing, operations, and other business professionals. We compete with other companies in our industry and other technology companies in the Silicon Valley to attract and retain a skilled management team. To attract and retain qualified executive candidates, our Compensation Committee recognizes that it needs to develop competitive compensation packages. At the same time, our Compensation Committee is sensitive to the need to integrate new Named Executive Officers into our executive compensation structure that we were seeking to develop, balancing both competitive and internal equity considerations. To meet this challenge, we have embraced a compensation philosophy of offering our Named Executive Officers a competitive total compensation program, which we view as the sum of base salary, cash performance-based incentives, equity compensation and employee benefits, each of which recognizes and rewards individual performance and contributions to our success, allowing us to attract, retain, and motivate talented executives with the skills and abilities needed to drive our desired business results.

The specific objectives of our executive compensation program are to:

- reward the successful achievement of our financial growth objectives;

- drive the development of a successful and profitable business;

- attract, motivate, reward, and retain highly qualified executives who are important to our success;

- recognize strong performers by offering cash performance-based incentive compensation and equity awards that have the potential to reward individual achievement as well as contributions to our overall success; and

- create value for our stockholders.

COMPENSATION PROGRAM DESIGN

Our executive compensation program for fiscal 2022 reflected our stage of development as a growing publicly traded company. Accordingly, the compensation of our Named Executive Officers consisted of base salary, a short-term cash incentive compensation opportunity, long-term equity compensation in the form of performance-based restricted stock units ("PRSUs") for our Chief Executive Officer and both PRSUs and time-based restricted stock units ("RSUs") for our other Named Executive Officers, and certain employee health and welfare benefits.

We offer cash compensation in the form of base salaries and cash incentive compensation opportunities with an annual payment component. Typically, we have structured our annual cash incentive compensation opportunities to focus on the achievement of specific short-term financial and operational objectives that will further our longer-term growth objectives.

Additionally, equity awards for shares of our common stock serve as a key component of our executive compensation program. For 2022, we granted (i) PRSUs (which become eligible to vest only if the threshold performance is achieved) to all of our Named Executive Officers and (ii) RSUs (which provide certain value to recipients and limit dilution to our stockholders) to our Named Executive Officers other than our Chief Executive Officer. In the future, we may introduce other forms of equity awards, as we deem appropriate, into our executive compensation program to offer our Named Executive Officers additional types of long-term incentive compensation that further the objective of aligning the recipient's interests with those of our stockholders.

Finally, we offer executives standard health and welfare benefits that are generally available to our other employees, including medical, dental, vision, flexible spending accounts, life insurance and 401(k) plans.

We have not adopted any formal policies or guidelines for allocating compensation between current and long-term compensation or between cash and non-cash compensation, although we use competitive market data to understand the competitive market framework for pay mix. Within this overall framework, our Compensation Committee reviews each component of executive compensation separately and also takes into consideration the value of each Named Executive Officer's compensation package as a whole and its relative value in comparison to our other Named Executive Officers.

Our Compensation Committee evaluates our compensation philosophy and executive compensation program as circumstances require, and reviews executive compensation annually. As part of this review, we expect that our Compensation Committee will apply our philosophy and the objectives outlined above, together with consideration for the levels of compensation that we would be willing to pay to ensure that our executive compensation remains competitive and that we meet our retention objectives, as well as the cost to us if we were required to find a replacement for a key executive officer.

COMPENSATION-SETTING PROCESS

Role of our Compensation Committee

Compensation decisions for our executives are made by our Compensation Committee. Currently, our Compensation Committee is responsible for reviewing, evaluating and approving the compensation arrangements, plans, policies, and practices for our Named Executive Officers and overseeing and administering our cash-based and equity-based compensation plans.

Each fiscal year, our Compensation Committee, after consulting with our management team and its compensation consultant, establishes our corporate performance objectives and makes decisions with respect to any base salary adjustment, and approves the corporate performance objectives and target annual cash incentive compensation opportunities and equity awards for our executive officers, including our Named Executive Officers, for the upcoming fiscal year. With respect to (i) our cash incentive compensation plan and (ii) the performance-based equity grant to our Named Executive Officers in 2022, our Compensation Committee determines the applicable goals for each corporate performance objective used for the applicable year.

Our Compensation Committee reviews our executive compensation program from time to time, including any incentive compensation plans, to determine whether they are appropriate, properly coordinated, and achieve their intended purposes, and to make any modifications to existing plans and arrangements or to adopt new plans or arrangements.

Role of Management

In carrying out its responsibilities, our Compensation Committee works with members of our management team, including our Chief Executive Officer and our Vice President, Global Human Resources. Typically, our management team (together with our compensation consultant) assists our Compensation Committee in the execution of its responsibilities by providing information on corporate and individual performance, market data, and management's perspective and recommendations on compensation matters.

Typically, except with respect to her own compensation, our Chief Executive Officer will make recommendations to our Compensation Committee regarding compensation matters, including the compensation of our executive officers. Our Chief Executive Officer also participates in meetings of our Compensation Committee, except with respect to discussions involving her own compensation in which case she leaves the meeting.

While our Compensation Committee solicits the recommendations and proposals of our Chief Executive Officer with respect to compensation-related matters, these recommendations and proposals are only one factor in our Compensation Committee's decision-making process.

Role of Compensation Consultant

Our Compensation Committee is authorized to retain the services of one or more executive compensation advisors from time to time, as it sees fit, in connection with carrying out its duties.

In fiscal 2022, our Compensation Committee continued to engage AON, a national compensation consulting firm, to assist us in executing our executive compensation strategy and guiding principles, assessing current executive total compensation levels against competitive market practices, developing a compensation peer group and advising on potential executive compensation decisions for fiscal 2022. Our Compensation Committee provided AON with instructions regarding the goals of our executive compensation program and the parameters of the competitive review of executive officer compensation packages that it was to conduct. In particular, the Compensation Committee instructed AON to analyze whether the compensation packages of our executive officers were consistent with our compensation philosophy and competitive relative to market comparables. The Compensation Committee further instructed AON to evaluate the following components to assist the Compensation Committee in establishing fiscal 2022 compensation: base salary; target and actual annual incentive compensation; target and actual total cash compensation (base salary and annual incentive compensation); long-term incentive compensation (equity awards); target and actual total direct compensation (base salary, annual incentive compensation and long-term incentive compensation); and beneficial ownership of our common stock.

AON does not provide any services to us other than the services provided to our Compensation Committee. Our Compensation Committee has assessed the independence of AON taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the NYSE listing standards, and has concluded that no conflict of interest exists with respect to the work that AON performs for our Compensation Committee.

Use of Competitive Data

To assess the competitiveness of our executive compensation program and to assist in setting compensation levels, AON provided market data for the compensation peer group approved by our Compensation Committee.

Competitive Positioning

In fiscal 2022, our Compensation Committee continued to compare and analyze our executive compensation program with that of a formal compensation peer group of companies.

In fiscal 2021, our Compensation Committee reviewed our executive compensation peer group, highlighting potential outliers in the existing group and adjusting for changes in our market capitalization. In considering an updated peer group, our Compensation Committee considered the following criteria: (i) companies in the computer networking, communication products/services and software sectors with a focus on growing technology companies; (ii) companies with revenues between $1 billion to $5.5 billion (approximately 0.5x to 2.5x of our then-current trailing 12-month revenue); (iii) companies with market capitalization generally between $8 and $52 billion (approximately 0.3x to 2x of our then-current market capitalization); and (iv) companies with positive revenue growth, with a preference for companies at or above 10% revenue growth. As a result, the following group was our executive compensation peer group for fiscal 2022 compensatory decisions made from July 19, 2021 until July 21, 2022:

Executive Compensation Peer Group from July 19, 2021 to July 21, 2022

Akamai Technologies	F5	Nutanix	Twitter
Autodesk	Fortinet	Palo Alto Networks	VMWare
Citrix Systems	Juniper Networks	ServiceNow	Workday
Dropbox	NetApp	Splunk	

With respect to fiscal 2022 executive compensation decisions made on and following July 21, 2022, our Compensation Committee reconsidered the peer group, highlighting potential outliers in the existing group and adjusting for changes in our market capitalization. In considering an updated peer group, our Compensation Committee considered the following criteria: (i) companies in the computer networking, communication products/services and software sectors with a focus on growing technology companies; (ii) companies with revenues between $1.5 billion to $8.0 billion (approximately 0.5x to 2.5x of our then-current trailing 12-month revenue); (iii) companies with market capitalization generally between $10.0 and $60.0 billion (approximately 0.3x to 2x of our then-current market capitalization); and (iv) companies with positive revenue growth, with a preference for companies at or above 10% revenue growth. As a result, the following group was our executive compensation peer group for fiscal 2022 compensatory decisions made on and following July 21, 2022:

Executive Compensation Peer Group on and following July 21, 2022

Akamai Technologies	F5	Nutanix	Twitter
Autodesk	Fortinet	Palo Alto Networks	Workday
Ciena	Juniper Networks	ServiceNow	Zscaler
Dropbox	NetApp	Splunk	

As a result of changes in our compensation peer group, we positioned at the 32nd percentile in terms of revenue and the 65th percentile in terms of market capitalization.

AON provides our Compensation Committee with market data from our compensation peer group regarding each element of our executive compensation program. However, our Compensation Committee does not benchmark in our compensation peer group with respect to any particular element of compensation.

Executive Compensation Program Components

For fiscal 2022, the portion of our Named Executive Officers' actual total direct compensation (which consists of the base salaries and annual cash incentive plan compensation paid to our Named Executive Officers with respect to fiscal 2022 and the grant-date fair values of the equity awards granted to our Named Executive Officers in fiscal 2022, with each such value calculated in the same manner as set forth in our Fiscal 2022 Summary Compensation Table below) represented by each material component of our executive compensation program was as follows:



Base Salary (6.4%)

Annual Cash Incentive Compensation (5.2%)

Equity Compensation (88.4%)

■ Base Salary   ■ Annual Cash Incentive Compensation   ■ Equity Compensation

The following describes each component of our executive compensation program, the rationale for each, and how the compensation amounts and awards were determined for fiscal 2022.

Base Salary. Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate our Named Executive Officers for services rendered during the fiscal year and to ensure that we remain competitive in attracting and retaining executive talent.

Our Compensation Committee reviews the base salaries of each Named Executive Officer annually and makes adjustments as it determines to be reasonable and necessary to reflect the scope of a Named Executive Officer's performance, contributions, responsibilities, experience, prior salary level, position (in the case of a promotion), and market conditions. We typically establish the initial base salary of a Named Executive Officer through arm's-length negotiation at the time, after taking into consideration his or her position, qualifications, experience, salary expectations, and the base salaries of our other executives.

For fiscal 2022, our Compensation Committee determined to implement minor increases to the base salaries of Ms. Brennan and Mr. Taxay, but determined not to make any changes to the base salaries of our other Named Executive Officers (which were generally around or below the market 25th percentile in our compensation peer group) as it thought the base salary levels continued to be appropriate.

Our Named Executive Officers' base salaries for fiscal 2022 were as follows:

Named Executive Officer	Base Salary through 2022
Jayshree Ullal	$300,000
Ita Brennan	$308,077
Kenneth Duda	$300,000
Anshul Sadana	$300,000
Marc Taxay	$308,077

Annual Cash Incentive Compensation; 2022 Bonus Plan

We use cash incentive compensation under our omnibus Employee Incentive Plan to motivate our executive officers, including our Named Executive Officers, to achieve our annual financial and key operational objectives, while making progress towards our longer-term strategic goals. Each fiscal year, our Compensation Committee sets the terms and conditions of the Employee Incentive Plan for that fiscal year, which identifies the plan participants and establishes the target cash incentive opportunity for each participant, the performance measures to be used to determine whether to make payouts related to the fiscal year and the associated target levels for each measure, and the potential payouts based on actual performance for the fiscal year. Typically, cash incentive payouts have been determined after the end of the applicable performance period based on our performance against one or more financial and operational performance objectives for the performance period as set forth in our annual operating plan.

In February 2022, our Compensation Committee set the terms and conditions of the Employee Incentive Plan for fiscal 2022 (the "2022 Bonus Plan"). The 2022 Bonus Plan included financial performance metrics for revenue and non-GAAP operating income for the year. These two financial metrics determine the funding of the overall bonus pool available for distribution. No payout would be made under the plan if achievement of the revenue metric was below 85% of target.

Once the overall funding level of the 2022 Bonus Plan was determined as outlined above, our Compensation Committee would evaluate performance for each of our Named Executive Officers. In determining the payout for each Named Executive Officer, our Compensation Committee would consider factors including: (A) contribution of the individual to the achievement of the quantitative financial measures set forth above regarding the funding of the overall bonus pool; (B) achievement against additional objectives related to the future growth of our business, including ability to diversify and deliver in new markets; (C) consistent execution on product quality, innovation and support; and (D) overall individual performance. The 2022 Bonus Plan provided for a single annual payout to each participant following the end of fiscal 2022 after our Compensation Committee evaluated corporate and individual performance as outlined above.

For purposes of our 2022 Bonus Plan, we define revenue in accordance with GAAP, and non-GAAP operating income as GAAP operating income, less stock-based compensation expenses, other non-recurring items, one time acquisition related costs and the amortization of intangible assets. A reconciliation of the non-GAAP financial metrics to the related GAAP financial measure is set forth in our quarterly and annual press release announcing our financial results for the fourth quarter and fiscal 2022.

Our Compensation Committee approved the following preliminary targets for the 2022 annual cash incentive compensation of our Named Executive Officers (which provided each of our Named Executive Officers with target total cash compensation around or below the market 25th percentile in our compensation peer group). For our Chief Executive Officer, this target was 100% of base salary, while the targets for our other Named Executive Officers was 60% of base salary. These targets are not strict targets and merely inform the aggregate of bonuses that will be accrued for financial accounting purposes. Once a total incentive pool is accrued for all participants in the 2022 Bonus Plan, our Compensation Committee looks at the performance for the year across the key metrics discussed above and factors in individual performance and market comparable compensation in our peer group in determining a total incentive paid to each Named Executive Officer.

For fiscal 2022, we achieved revenue of approximately $4.38 billion (an increase of 48.6% from 2021, and below our plan target by 1.1%). In addition, we achieved non-GAAP operating income of approximately $1.8 billion (an increase of 57.4% from 2021, and above our plan target by 0.9%). Our Compensation Committee considered our overall achievement against these key metrics and determined it was appropriate to fund the 2022 Bonus Plan at a level of 94.8%, the accrual of which is included in the above financial results.

Following the funding of the 2022 Bonus Plan based on the financial metrics outlined above, our Compensation Committee looked at performance with respect to the other key metrics including gross margin, operating margin, diversification and delivery into new markets, product quality, innovation and support, and individual performance. Our Compensation Committee considered that we made significant progress against our business diversification goals during the year with strong growth in our enterprise and provider businesses. We also demonstrated continued excellence in product quality, innovation and support as demonstrated by healthy new product qualification and order activity with our cloud titan customers in the second half of 2022.

Given our overall financial performance for the year and the significant progress made against our non-financial objectives for the year combined with our Compensation Committee's determination of individual performance for each of our Named Executive Officers and including consideration of our total cash compensation being around or below the 25th percentile of compensation of our peer group, the total payouts to our Named Executive Officers under the 2022 Bonus Plan were made as set forth below.

Named Executive Officer	Actual Incentive Compensation
Jayshree Ullal	$255,000
Ita Brennan	$225,000
Kenneth Duda	$202,500
Anshul Sadana	$360,000
Marc Taxay	$200,000

Equity Compensation

We use equity awards to incentivize and reward our executives (including our Named Executive Officers) for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executives with those of our stockholders. We grant stock options covering shares of our common stock and full value awards for shares of our common stock, or awards without a purchase price, such as RSU awards.

New hire, or initial, equity awards for our executives are established through arm's-length negotiations at the time the individual executive is hired. In making these awards, we consider, among other things, the prospective role and responsibility of the individual executive, competitive factors, the expectations concerning the size of the equity award, the cash compensation to be received by the executive, and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

In addition, we grant equity awards to our executives when our Compensation Committee determines that such awards are necessary or appropriate to recognize corporate and individual performance, in recognition of a promotion, or to achieve our retention objectives. To date, we have not applied a rigid formula in determining the size of these equity awards. Instead, our Compensation Committee has determined the size of such equity awards for an individual executive after taking into consideration market data compiled from our compensation peer group, a compensation analysis performed by AON, the equity award recommendations of our Chief Executive Officer, the scope of an executive's performance, contributions, responsibilities, and experience, and the amount of equity compensation held by the executive, including the current economic value of his outstanding unvested equity awards and the ability of this equity to satisfy our retention objectives, market conditions, and internal equity considerations. In making its award decisions, our Compensation Committee has exercised its judgment and discretion to set the size of each award at a level it considered appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value. Equity awards to our named executive officers typically have multi-year vesting periods of four or more years.

For fiscal 2022, our Compensation Committee continued to provide equity compensation to our Chief Executive Officer in PRSUs only, and a mix of PRSUs and RSUs to our Named Executive Officers other than our Chief Executive Officer.

1. For our Chief Executive Officer, our Compensation Committee granted two PRSU awards, one subject to performance against revenue and operating income goals that would be measured in fiscal 2022 (the "AOP PRSUs"), and one subject to performance against a 2-year compound annual growth rate goal for the period of fiscal 2023 through fiscal 2024 (the "CAGR PRSUs"). 80% of the PRSUs granted in fiscal 2022 were AOP PRSUs, and 20% of the PRSUs granted in fiscal 2022 were CAGR PRSUs.

2. For our Named Executive Officers other than our Chief Executive Officer, our Compensation Committee granted PRSU awards intended to cover fiscal 2022, 2023, and 2024. One-third would be eligible to be earned each fiscal year, with the performance conditions for each fiscal year determined as soon as practicable during the applicable fiscal year. The mix between PRSUs and RSUs was approximately 50% PRSUs and 50% RSUs. 100% of the PRSUs granted to our Named Executive Officers other than our Chief Executive Officer that were eligible to be earned in fiscal 2022 were AOP PRSUs.

Our Compensation Committee determined that the mix of performance goals for our Chief Executive Officer and the proportion of performance- and service-based awards for our other Named Executive Officer provided appropriate incentives to retain and motivate our Named Executive Officers and help to achieve success in our business, and that this mix would best incentivize our Named Executive Officers to drive stockholder value creation, while also satisfying the need to deliver certain value to our Named Executive Officers other than our Chief Executive Officer.

In determining the size of awards to our Named Executive Officers, our Compensation Committee considered market compensation data from our peer group, the unvested equity held by each of these Named Executive Officers and the Named Executive Officer's expected future contributions to the Company and towards growing stockholder value.

2022 Performance-Based Awards Grant and Achievement

In February 2022, we granted performance-based awards of PRSUs to our Named Executive Officers to incentivize our Named Executive Officers and drive stockholder value creation. The table below describes the PRSUs granted to our Named Executive Officers. The intended value was converted into a target number of PRSUs using a 30-day average trading price in accordance with our standard practices.

Named Executive Officer	Target Number of PRSUs	Intended Value
Jayshree Ullal	97,050[1]	$12,500,000
Ita Brennan	15,530[2]	$ 2,000,000
Kenneth Duda	15,530[2]	$ 2,000,000
Anshul Sadana	27,180[2]	$ 3,500,000
Marc Taxay	11,650[2]	$ 1,500,000

(1) As discussed above, 77,640 fiscal 2022 PRSUs were AOP PRSUs and 19,410 were CAGR PRSUs.

(2) As discussed above, one-third of the total award amount was eligible to be earned with respect to performance in fiscal 2022, and one-third of the total award amount will be eligible to be earned with respect to performance in each of fiscal 2023 and 2024. The performance conditions for each fiscal 2023 and 2024 will determined as soon as practicable during the applicable fiscal year.

The metrics and targets for Chief Executive Officer's fiscal 2022 CAGR PRSUs are shown in the following table:

Performance Period: January 1, 2023 – December 31, 2024			
Metrics	Weight	Performance Range	Payout
CAGR	100%	Minimum: 10% Target: 15% Maximum: 20%	50% 100% 200%

The number of CAGR PRSUs determined based on actual achievement as described above will become eligible to vest upon determination of achievement. 50% of CAGR PRSUs that become eligible to vest will vest on the first quarterly vesting date after the date the level of achievement of the performance goal is determined, which is expected to be February 20, 2025, and 50% will vest on February 20, 2026, subject to our Chief Executive Officer's continued service through those dates.

The metrics, targets, and actual performance and resulting payout for our Named Executive Officers' fiscal 2022 AOP PRSUs are shown in the following table:

Performance Period: January 1, 2022 – December 31, 2022				
Metrics	**Weight**	**Performance Range**	**Payout**	**Results**
Revenue	50%	Minimum: $ 3.9 billion Target: $ 4.43 billion Maximum: $ 4.7 billion	50% 100% 200%	$ 4.38 billion
Non-GAAP Operating Income	50%	Minimum: $1.678 million Target: $ 1.78 billion Maximum: $ 1.878 billion	50% 100% 200%	$1.796 billion

The number of AOP PRSUs determined based on actual achievement as described above became eligible to vest upon determination of achievement. The number of AOP PRSUs that were earned for performance between performance range levels would be determined by linear interpolation, rounded up to the nearest whole share. In the case of our Chief Executive Officer, 25% of AOP PRSUs that became eligible to vest vested on the first quarterly vesting date after the date the level of achievement of the performance goals was determined, and the remainder of the PRSUs that became eligible to vest will vest in equal quarterly installments over an additional 3 years. In the case of our other Named Executive Officers, 100% of the AOP PRSUs that became eligible to vest vested on the first quarterly vesting date after the date the level of achievement of the performance goals was determined.

For fiscal 2022, our revenue was $4.38 billion, below the target goal but above the minimum goal. Our non-GAAP operating income was $1.796 billion, above the target goal but below the maximum goal. As a result of this achievement, AOP PRSUs became eligible to vest as set forth in the table below. As noted above, our Chief Executive Officer remains eligible to earn additional PRSUs that were granted in 2022 in accordance with the terms of the CAGR PRSUs (based on performance in fiscal years 2023 through 2024), and our other named executive officers remain eligible to earn two-thirds of their PRSUs granted in 2022 (based on performance in fiscal years 2023 and 2024).

	Number of PRSUs Eligible to Vest	
Named Executive Officer	**Revenue PRSUs**	**Non-GAAP Operating Income PRSUs**
Jayshree Ullal	37,034	45,303
Ita Brennan	2,470	3,021
Kenneth Duda	2,470	3,021
Anshul Sadana	4,322	5,287
Marc Taxay	1,853	2,266

2022 Time-Based Awards Grant

In February 2022, we also granted RSUs to our Named Executive Officers other than our Chief Executive Officer. To promote retention, the awards vest in equal quarterly installments over a period of approximately 4 years from the date of grant, with the first vesting day occurring February 2023.

The numbers of shares of our common stock covered by each RSU award granted to our Named Executive Officers in 2022 were as set forth in the chart below. The intended value was converted into RSUs using a 30-day average trading price in accordance with our standard practices.

Named Executive Officer	RSUs	Intended Value
Ita Brennan	15,530	$2,000,000
Kenneth Duda	15,530	$2,000,000
Anshul Sadana	27,180	$3,500,000
Marc Taxay	11,650	$1,500,000

WELFARE AND OTHER EMPLOYEE BENEFITS

We have established a tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. In 2022, we made matching contributions for the contributions made to the 401(k) plan by our employees, including our Named Executive Officers. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code (the "Code"), so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

In addition, we provide other benefits to our Named Executive Officers on the same basis as all of our full-time employees. These benefits include standard health, vacation and other benefits offered to our employees.

PERQUISITES AND OTHER PERSONAL BENEFITS

We generally do not provide perquisites to our Named Executive Officers or other personal benefits beyond what is provided to employees on a broad basis.

Executive Officer Employment Arrangements

JAYSHREE ULLAL OFFER LETTER

We have entered into an offer letter with Jayshree Ullal, our President and Chief Executive Officer, pursuant to which Ms. Ullal is an at-will employee. Ms. Ullal's current annual base salary is $300,000 per year, and her target annual bonus is targeted at $300,000. Ms. Ullal is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

ITA BRENNAN OFFER LETTER & SEVERANCE AGREEMENT

We have entered into an offer letter with Ms. Brennan, our Chief Financial Officer, that provides that she is an at-will employee. Ms. Brennan currently receives a base salary of $308,077 per year, and her annual bonus is targeted at $184,842. Ms. Brennan is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

In addition, we entered into a severance agreement with Ms. Brennan. The severance agreement provides that if Ms. Brennan's employment is involuntarily terminated other than for "cause" (as generally defined below) or if Ms. Brennan resigns for "good reason" (as generally defined below) then, subject to her execution of a release of claims, Ms. Brennan will receive continuing payments of her base salary for 12 months and accelerated vesting of time-based equity awards that would have vested had Ms. Brennan remained employed with us for 12 months following her termination of employment date. If the qualified termination of employment occurred during the period beginning on, and for 12 months following a change in control, then the equity acceleration benefit would be 50% of the then-unvested equity awards (and for any equity awards that vest based on the achievement of performance criteria, assuming the performance criteria had been achieved at target levels for the relevant performance periods), if greater than the acceleration benefit described in the previous sentence.

For purposes of the severance agreement with Ms. Brennan, "cause" means generally:

- an act of dishonesty made by her in connection with her responsibilities as an employee;

- her conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude;

- her gross misconduct;

- her unauthorized use or disclosure of any proprietary information or trade secrets of ours or any other party to

- whom she owes a duty of non-disclosure as a result of her relationship with us;

- her willful breach of any obligations under any written agreement or covenant with us; or

- her continued failure to perform her duties after a demand from us setting the basis of our belief and failure to cure within 10 business days after receiving such notice.

For purposes of the severance agreement with Ms. Brennan, "good reason" means generally a resignation within 30 days following the expiration of any cure period following the occurrence of one or more of the following, without her consent:

- a material diminution of her authority, duties or responsibilities (which includes a reduction in authority, duties or responsibilities in connection with our being acquired and made part of a larger entity);

- a material reduction of her base salary (which excludes a reduction in her base salary of 15% or less in any one

- year) other than a reduction applied to management generally; or

- a material change in the geographic location of her primary work facility or location (which excludes a relocation of less than 50 miles from her then-present location).

Ms. Brennan must provide written notice within 90 days of the initial existence of good reason and provide a cure period of 30 days following the date of such notice.

ANSHUL SADANA OFFER LETTER

We have entered into an offer letter with Anshul Sadana, our Chief Operating Officer, pursuant to which Mr. Sadana is an at-will employee. Mr. Sadana's current annual base salary is $300,000 per year, and his annual bonus is targeted at $180,000, which does not consider the over-performance pool. Mr. Sadana is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

KENNETH DUDA OFFER LETTER

We have entered into an offer letter with Kenneth Duda, our Chief Technology Officer and Senior Vice President, Software Engineering, pursuant to which Mr. Duda is an at-will employee. Mr. Duda's current annual base salary is $300,000 per year, and his annual bonus is targeted at $180,000. Mr. Duda is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

MARC TAXAY OFFER LETTER & SEVERANCE AGREEMENT

We have entered into an offer letter with Marc Taxay, our Senior Vice President, General Counsel, pursuant to which Mr. Taxay is an at-will employee. Mr. Taxay's current annual base salary is $308,077 per year and he is eligible for an annual bonus targeted at $184,842. Mr. Taxay is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

In addition, we entered into a severance agreement with Mr. Taxay. The severance agreement provides that if Mr. Taxay's employment is involuntarily terminated other than for "cause" (as generally defined below) or if Mr. Taxay resigns for "good reason" (as generally defined below) then, subject to his execution of a release of claims, Mr. Taxay will receive continuing payments of his base salary for 12 months and accelerated vesting of time-based equity awards that would have vested had Mr. Taxay remained employed with us for 12 months following his termination of employment date. If the qualified termination of employment occurred during the period beginning on, and for 12 months following a change in control, then the equity acceleration benefit would be 50% of the then-unvested equity awards, if greater than the acceleration benefit described in the previous sentence.

For purposes of the severance agreement with Mr. Taxay, "cause" and "good reason" have the same general meanings as set forth in Ms. Brennan's severance agreement.

Fiscal 2022 Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Jayshree Ullal Chief Executive Officer	2022	300,000		10,165,988	255,000	14,899(2)	10,735,887
	2021	300,000	—	15,384,500	300,000	9,132	15,993,632
	2020	300,000	—	6,033,690	—	9,282	6,342,972
Ita Brennan Chief Financial Officer	2022	308,077		2,420,074	225,000	13,895(2)	2,967,046
	2021	300,000	—	3,379,242	250,000	9,132	3,938,374
	2020	300,000	—	3,169,865	140,000	9,282	3,619,147
Kenneth Duda Chief Technology Officer	2022	300,000	3,430(3)	2,420,074	202,500	14,899(2)	2,940,903
	2021	300,000	—	2,550,710	225,000	9,132	3,084,842
	2020	300,000	5,800	2,323,987	125,000	9,282	2,764,069
Anshul Sadana Chief Operating Officer	2022	300,000		4,235,641	360,000	14,899(2)	4,910,540
	2021	300,000	600	5,976,105	400,000	9,132	6,685,837
	2020	300,000	—	5,282,382	160,000	9,282	5,751,664
Marc Taxay Senior Vice President, General Counsel	2022	308,077		1,815,462	200,000	360(2)	2,323,899
	2021	300,000	—	2,392,288	220,000	6,905	2,919,193
	2020	300,000	—	2,219,342	140,000	2,809	2,662,151

(1) The amounts reported include the aggregate grant-date fair value of restricted stock units or stock options awarded to the Named Executive Officer, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC Topic 718"). The assumptions used in calculating the grant-date fair value of these awards are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K, as filed with the SEC on February 14, 2023. For performance-based restricted stock units, the amount reported represents the grant-date fair value based upon the probable outcome of the performance conditions for such awards, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. In the case of Ms. Brenna and Messrs. Duda, Sadana and Taxay, the performance conditions with respect to two-thirds of the awards have not been established, and as a result those portions of the performance-based restricted stock units do not have a grant-date fair value and are not included above. If maximum performance were deemed achieved for the performance-based restricted stock unit awards for which the performance conditions have been determined, the grant-date fair value of such awards would be $20,331,975 for Ms. Ullal, $1,084,372 for Ms. Brennan, $1,084,372 for Mr. Duda, $1,898,070 for Mr. Sadana, and $813,489 for Mr. Taxay. Based on actual achievement for fiscal 2022, 106.1% of the performance-based restricted stock units awards eligible to be earned in fiscal 2022 became eligible to vest.

(2) The amounts reported for fiscal 2022 include, in the case of all Named Executive Officers other than Mr. Taxay, matching contributions from the Company for the contributions made to the 401(k) plan by the Named Executive Officer and, in the case of all Named Executive Officers, a life insurance premium paid on the Named Executive Officer's behalf.

(3) The amount reported for fiscal 2022 represents a spot bonus and a patent bonus award paid by the Company to Mr. Duda.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table sets forth information regarding outstanding stock options and stock awards held by our Named Executive Officers as of December 31, 2022.

Name	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Jayshree Ullal	3/9/2018(3)	—	—	—	—	5,000	606,750
	4/13/2018(4)	2,668	11,332	61.05	4/12/2028	—	—
	2/8/2019(5)	3,332	19,168	56.585	2/7/2029	—	—
	2/14/2020(6)	—	—	—	—	5,220	633,447
	2/12/2021(7)	—	—	—	—	212,844	25,828,619
	2/11/2022(8)	—	—	—	—	77,640	9,421,614
	2/11/2022(9)	—	—	—	—	19,410	2,355,404
Ita Brennan	3/9/2018(3)	—	—	—	—	1,248	151,445
	4/13/2018(4)	12,916	7,084	61.05	4/12/2028	—	—
	11/9/2018(5)	5,208	4,792	61.1075	11/8/2028	—	—
	11/9/2018(10)	—	—	—	—	6,124	743,147
	2/8/2019(5)	6,031	9,584	56.585	2/7/2029	—	—
	5/10/2019(10)	—	—	—	—	10,936	1,327,084
	5/8/2020(11)	—	—	—	—	32,716	3,970,087
	2/12/2021(12)	—	—	—	—	22,020	2,672,127
	2/12/2021(13)	—	—	—	—	10,325	1,252,939
	2/11/2022(14)	—	—	—	—	15,530	1,884,566
	2/11/2022(15)	—	—	—	—	15,530	1,884,566
Kenneth Duda	2/11/2014(16)	240,000	—	7.6675	2/10/2024	—	—
	12/16/2014(16)	200,000		17.085	12/15/2024	—	—
	9/11/2015(16)	80,000		16.115	9/10/2025	—	—
	2/12/2016(16)	100,000	—	14.06	2/11/2026	—	—
	3/9/2018(3)	—	—	—	—	1,500	182,025
	4/13/2018(4)	20,668	11,332	61.05	4/12/2028	—	—
	11/9/2018(5)	6,252	5,748	61.1075	11/8/2028	—	—
	11/9/2018(10)	—	—	—	—	8,748	1,061,570
	2/8/2019(5)	20,832	19,168	56.585	2/7/2029	—	—
	5/10/2019(10)	—	—	—	—	12,248	1,486,295
	5/8/2020(11)	—	—	—	—	23,984	2,910,458
	2/12/2021(12)	—	—	—	—	17,128	2,078,483
	2/12/2021(13)	—	—	—	—	7,220	876,147
	2/11/2022(14)	—	—	—	—	15,530	1,884,566
	2/11/2022(15)	—	—	—	—	15,530	1,884,566

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]
Anshul Sadana	2/11/2014[16]	66,668	—	7.6675	2/10/2024	—	—
	2/12/2016[16]	1,668	—	14.06	2/11/2026	—	—
	3/9/2018[3]	—	—	—	—	1,748	212,120
	4/13/2018[4]	6,668	11,332	61.05	4/12/2028	—	—
	11/9/2018[5]	3,332	7,668	61.1075	11/8/2028	—	—
	11/9/2018[10]	—	—	—	—	10,500	1,274,175
	2/8/2019[5]	11,668	26,832	56.585	2/7/2029	—	—
	5/10/2019[17]	1,836	832	66.055	5/9/2029	—	—
	5/10/2019[18]	—	—	—	—	12,000	1,456,200
	5/10/2019[10]	—	—	—	—	14,000	1,698,900
	5/8/2020[11]	—	—	—	—	54,516	6,615,517
	2/12/2021[12]	—	—	—	—	39,148	4,750,610
	2/12/2021[13]	—	—	—	—	18,013	2,185,878
	2/11/2022[14]	—	—	—	—	27,180	3,298,293
	2/11/2022[15]	—	—	—	—	27,180	3,298,293
Marc Taxay	3/9/2018[3]	—	—	—	—	1,248	151,445
	4/13/2018[4]	—	7,084	61.05	4/12/2028	—	—
	11/9/2018[5]	—	4,792	61.107	11/8/2028	—	—
	11/9/2018[10]	—	—	—	—	6,124	743,147
	2/8/2019[5]	—	9,584	56.585	2/7/2029	—	—
	5/10/2019[10]	—	—	—	—	10,936	1,327,084
	5/8/2020[11]	—	—	—	—	22,904	2,779,400
	2/12/2021[12]	—	—	—	—	15,660	1,900,341
	2/12/2021[13]	—	—	—	—	7,220	876,147
	2/11/2022[14]	—	—	—	—	11,650	1,413,728
	2/11/2022[15]	—	—	—	—	11,650	1,413,728

(1) Represents (i) restricted stock awards and (ii) shares of restricted stock issued upon the early exercise of stock options, in each case that remained unvested as of December 31, 2021. All vesting is subject to the named executive officer's continued role as a service provider to us through the applicable vesting date.

(2) This column represents the market value of the shares of our common stock underlying the restricted stock awards or restricted stock as of December 31, 2022, based on the closing price of our common stock, as reported on NYSE, of $121.35 per share on December 30, 2022, the last trading day of our fiscal 2022.

(3) This award of restricted stock units vests with respect to 1/16th of the shares each quarter from May 20, 2019.

(4) This option vests with respect to 1/48th of the shares each month from June 1, 2020.

(5) This option vests with respect to 1/48th of the shares each month from December 1, 2020.

(6) This performance stock award was granted in February 2020 and was earned based on attainment of certain performance conditions. The shares earned vested 25% on February 22, 2021, and will continue to vest at a rate of 6.25% quarterly thereafter.

(7) This performance stock award was granted in February 2021 and was earned based on attainment of certain performance conditions. The shares earned vested 25% on February 20, 2022, and will continue to vest at a rate of 6.25% quarterly thereafter.

(8) This performance stock award was granted in February 2022 and is earned based on attainment of certain performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. Shares earned with respect to fiscal year 2022 vested 25% on February 20, 2023, and will continue to vest at a rate of 6.25% quarterly thereafter.

(9) This performance stock award was granted in February 2022 and is earned based on attainment of certain performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. To the extent earned, the award will vest 50% on February 20, 2025, and 50% on February 20, 2026.

(10) This award of restricted stock units vests with respect to 1/16th of the shares each quarter from November 20, 2020.

(11) This award of restricted stock units vests with respect to 1/16th of the shares each quarter from May 20, 2021.

(12) This award of restricted stock units vests with respect to 1/16th of the shares each quarter from February 20, 2022.

(13) This performance stock award was granted in February 2021 and was earned based on attainment of certain performance conditions. 33% of the shares earned became vested on February 20, 2022, and the shares earned will continue to vest at a rate of 8.33% quarterly thereafter.

(14) This performance stock award was granted in February 2022 and is earned based on attainment of certain performance conditions. The number of shares in the table reflects the shares available at target (100%). Maximum payout is 200%. One-third of the total award is eligible to be earned with respect to each of fiscal year 2022, 2023, and 2024. Shares earned with respect to fiscal year 2022 vested 100% on February 20, 2023. The performance conditions with respect to fiscal year 2023 and 2024 will be established in the future.

(15) This award of restricted stock vests with respect to 1/16th of the shares each quarter from February 20, 2023.

(16) This option is fully vested.

(17) This option vests with respect to 1/48th of the shares each month from June 10, 2019.

(18) This award of restricted stock units vests with respect to 1/20th of the shares each quarter from May 20, 2019.

Fiscal 2022 Grants of Plan-Based Awards

The following table presents information regarding the amount of plan-based awards granted to our Named Executive Officers during our fiscal year ended December 31, 2022. No option awards were granted to our Named Executive Officers during our fiscal year ended December 31, 2022.

Named Executive Officer	Grant Date	Estimated Payouts Under Non-Equity Incentive Plan Awards (Target)($)[1]	Estimated Future Payouts Under Equity Incentive Plan Awards (Target)($)[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	Grant Date Fair Value of Stock Awards ($)[3]
			Threshold	Target	Maximum		
Jayshree Ullal	—	300,000	—	—	—	—	—
	2/11/2022	—	48,525	97,050	194,100	—	10,165,988
Ita Brennan	—	184,842	—	—	—	—	—
	2/11/2022	—	2,588	5,176	10,352	15,530	2,420,074
Kenneth Duda	—	180,000	—	—	—	—	—
	2/11/2022	—	2,588	5,176	10,352	15,530	2,420,074
Anshul Sadana	—	180,000	—	—	—	—	—
	2/11/2022	—	4,530	9,060	18,120	27,180	4,235,641
Marc Taxay	—	184,842	—	—	—	—	—
	2/11/2022	—	1,942	3,883	7,766	11,650	1,815,462

(1) Our 2022 Bonus Plan does not have thresholds or maximums. However, bonuses would not be paid under our 2022 Bonus Plan if achievement of the revenue metric was below 85% of target. The amounts set forth above represent the target annual bonus for each Named Executive Officer. These targets are not strict targets and merely inform the aggregate of bonuses that will be accrued for financial accounting purposes. Once a total incentive pool is accrued for all participants in the 2022 Bonus Plan, our Compensation Committee looks at the performance for the year across the key metrics discussed above in the "Compensation Discussion and Analysis" section and factors in individual performance and market comparable compensation in our peer group in determining a total incentive paid to each Named Executive Officer.

(2) The RSU and PRSU awards were made under the 2014 Equity Incentive Plan.

(3) Represents the grant date fair value of each equity award granted in fiscal 2022, calculated in accordance with ASC Topic 718. Amounts reported for PRSUs are based upon the probable outcome of the performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effects of estimated forfeitures. In the case of Ms. Brennan and Messrs. Duda, Sadana and Taxay, the performance conditions with respect to two-thirds of the performance-based restricted stock unit awards have not been established, and as a result those portions of the performance-based restricted stock units do not have a grant-date fair value and are not included above. If maximum performance were deemed achieved for the performance-based restricted stock unit awards with respect to which a performance conditions have been established, the grant-date fair value of such awards would be $20,331,975 for Ms. Ullal, $1,084,372 for Ms. Brennan, $1,084,372 for Mr. Duda, $1,898,070 for Mr. Sadana, and $813,489 for Mr. Taxay.

Fiscal 2022 Option Exercises and Stock Vested

The following table presents information regarding the exercise of stock options and the vesting of stock awards by our Named Executive Officers during our fiscal year ended December 31, 2022.

Named Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Jayshree Ullal	88,500	8,658,370	189,728	23,081,760
Ita Brennan	33,985	3,144,699	60,654	7,374,632
Kenneth Duda	320,000	36,934,400	60,482	7,352,967
Anshul Sadana	21,332	2,417,683	109,084	13,262,779
Marc Taxay	30,540	2,329,622	49,862	6,062,152

(1) Based on the market price of our common stock on the date of exercise less the option exercise price paid for those shares, multiplied by the number of shares for which the option was exercised.

(2) Based on the market price of our common stock on the vesting date or last trading date, multiplied by the number of shares vested.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for our Named Executive Officers during fiscal 2022.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our Named Executive Officers during fiscal 2022.

Potential Payments Upon Termination or Change in Control

The tables below provide an estimate of the value of the compensation and benefits due to each of our Named Executive Officers for our fiscal year ended December 31, 2022, in the events described below, assuming that the termination of employment and change in control was effective on December 31, 2022, under the applicable employment agreements described above. The actual amounts to be paid can only be determined at the time of the termination of employment.

TERMINATION OF EMPLOYMENT UNRELATED TO A CHANGE IN CONTROL

| Named Executive Officer | Salary Continuation ($) | Value of Accelerated Equity Awards ($)[1] | | Total ($) |
		Restricted Stock Units	Options	
Ita Brennan	308,077	4,878,149	775,931	5,962,157
Marc Taxay	308,077	4,144,345	775,931	5,228,353

(1) The amounts reported in the table reflect the aggregate market value of the unvested shares of our common stock underlying outstanding restricted stock unit awards and stock options that would become vested on a qualifying termination. For the unvested stock options, the aggregate market value is computed by multiplying (i) the number of shares of our common stock underlying unvested and outstanding stock options at December 31, 2022, that would become vested by (ii) the difference between $121.35 (the closing market price of our common stock on NYSE on December 30, 2022) and the exercise price of such option. For the restricted stock unit awards, the aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding restricted stock awards or outstanding restricted stock unit awards at December 31, 2022, that would become vested by (ii) $121.35 (the closing market price of our common stock on NYSE on December 30, 2022).

TERMINATION OF EMPLOYMENT IN CONNECTION WITH A CHANGE IN CONTROL

| Named Executive Officer | Salary Continuation ($) | Value of Accelerated Equity Awards ($)[1] | | Total ($) |
		Restricted Stock Units	Options	
Ita Brennan	308,077	7,166,506	775,931	8,250,515
Marc Taxay	308,077	5,980,371	775,931	7,064,379

(1) The amounts reported in the table reflect the aggregate market value of the unvested shares of our common stock underlying outstanding restricted stock unit awards and stock options that would become vested on a qualifying termination. For the unvested stock options, the aggregate market value is computed by multiplying (i) the number of shares of our common stock underlying unvested and outstanding stock options at December 31, 2022, that would become vested by (ii) the difference between $121.35 (the closing market price of our common stock on NYSE on December 30, 2022) and the exercise price of such option. For the restricted stock unit awards, the aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding restricted stock unit awards at December 31, 2022, that would become vested by (ii) $121.35 (the closing market price of our common stock on NYSE on December 30, 2022).

Risk Assessment and Compensation Practices

Our management assesses and discusses with our Compensation Committee our compensation policies and practices for our employees as they relate to our risk management, and based upon this assessment, we believe that, for the following reasons, any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future:

- Our annual bonus plan considers a multiple of performance factors and allows our Compensation Committee to review performance on a holistic basis minimizing risk related to our short-term variable compensation; and

- Our equity awards include multi-year vesting schedules requiring a long-term employee commitment.

Compensation Policies and Hedging/Pledging Policies

Stock Ownership Guidelines. In April 2019, our board of directors adopted stock ownership guidelines that are designed to encourage our directors and our Chief Executive Officer to achieve and maintain a meaningful equity stake in our Company and more closely align their interests with those of our stockholders. The guidelines provide that our Chief Executive Officer should accumulate and hold, within five years from the later of the date of the adoption of the stock ownership guidelines or the date such Chief Executive Officer was appointed to such role, an investment level in our common stock of three times the Chief Executive Officer's annual base salary.

Clawback Policy. In April 2019, our Compensation Committee adopted a Clawback Policy that permits the Company to seek the recovery of both cash and equity compensation from an executive officer if: (i) the Company restates its financial statements as a result of a material error; (ii) the amount of cash incentive compensation or performance-based equity compensation that was paid that was determined based on achievement of specific financial results paid to the executive officer would have been less if the financial statements had been correct; (iii) no more than three years have elapsed since the original filing date of the financial statements upon which the incentive compensation was determined; and (iv) the Compensation Committee determines that gross negligence, fraud or intentional misconduct by such executive officer caused the material error.

Hedging or Pledging Policies. Our insider trading policy prohibits our directors, officers, employees, consultants, contractors and advisors from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company's securities. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities. Stock options, stock appreciation rights and other securities issued pursuant to Company benefit plans or other compensatory arrangements with the Company are not subject to this prohibition.

These policies were established in part because transactions in derivative securities may reflect a short term and speculative interest in the Company's securities and may create the appearance of impropriety, even where a transaction does not involve trading on inside information. Trading in derivatives may also focus attention on short-term performance at the expense of the Company's long-term objectives. In addition, the application of securities laws to derivatives transactions can be complex, and persons engaging in derivatives transactions run an increased risk of violating securities laws.

In addition, our insider trading policy prohibits certain executive officers from pledging the Company's securities as collateral for loans. Short sales with respect to the Company's securities are prohibited under our insider trading policy.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the Chief Executive Officer and certain other highly compensated executive officers.

Our Compensation Committee may consider the deductibility of compensation when making decisions, but may authorize the payment of compensation that is not deductible when it believes it appropriate.

Taxation of "Parachute" Payments. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that we (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any of our Named Executive Officers with a "gross-up" or other reimbursement payment for any tax liability that the Named Executive Officer might owe as a result of the application of Sections 280G or 4999, and we have not agreed and are not otherwise obligated to provide any Named Executive Officer with such a "gross-up" or other reimbursement.

Accounting for Share-Based Compensation. We follow ASC Topic 718 for our share-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based compensation awards made to employees and directors, including stock options, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables above, even though our Named Executive Officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their share-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our Chief Executive Officer:

For 2022, our last completed fiscal year:

1. the median of the annual total compensation of all employees of our Company (other than our Chief Executive Officer), was $203,158; and

2. the annual total compensation of our Chief Executive Officer, as reported in the Fiscal 2022 Summary Compensation Table presented elsewhere in this proxy statement, was $10,735,887.

Based on this information, for 2022, the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all employees was approximately 53 to 1. This pay ratio is a reasonable estimate based on our reasonable judgement and assumptions and calculated in a manner consistent with Item 402(u) of Regulation S-K. SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to the Company's pay ratio as disclosed above.

Consistent with Item 402(u) of Regulation S-K, our Chief Executive Officer's annual total compensation for the purposes of the pay ratio is as presented in our Fiscal 2022 Summary Compensation Table.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments, and estimates that we used were as follows:

1. We selected October 31, 2022 as the date upon which we would identify the median employee.

2. To identify the "median employee" from our employee population we used payroll and equity plan records.

   1. The compensation measure included the following: annual base salary for salaried employees (or hourly rate multiplied by estimated work schedule for hourly employees), actual incentive compensation paid in 2022 as of the determination date, and grant date fair value of equity awards granted in 2022.

   2. We did not apply any de minimis exclusions to remove certain employees in non-U.S. jurisdictions allowed by Item 402(u).

3. Amounts paid in foreign currency were converted into United States dollars using 2022 average exchange rates.

4. The calculation was performed for all employees, excluding Ms. Ullal, whether employed on a full-time, part-time, or seasonal basis. Because there was an even number of employees, two individuals were identified as the median. We selected the employee with the longer tenure as that employee was a better representative of the median compensation.

With respect to the annual total compensation of the "median employee," we identified and calculated the elements of such employee's compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $203,158.

With respect to the annual total compensation for our Chief Executive Officer, we used the amount reported in the "Total" column of our Fiscal 2022 Summary Compensation Table.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid ("CAP") and certain measures of the financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with corporate performance, please refer to the Compensation Discussion and Analysis.

The following table reports the compensation of our Principal Executive Officer (PEO) and the average compensation of the other Named Executive Officers (non-PEO NEOs) as reported in the Summary Compensation Table for the past three fiscal years, as well as their "Compensation Actually Paid" as calculated pursuant to recently adopted SEC rules and certain performance measures required by the rules.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Fiscal Year (a)	Summary Compensation Table Total PEO (b)	Compensation Actually Paid PEO (c)	Average Summary Compensation Table Total non-PEO NEOs (d)	Average Compensation Actually Paid non-PEO NEOs (e)	Company Total Shareholder Return (f)	Peer Group Total Shareholder Return (g)	Net Income (h)	Revenue (i)
2022	$10,735,887	$ 3,171,085	$3,285,597	$ (785,576)	$239	$117	$1,352	$4,381
2021	$15,993,632	$65,318,255	$4,157,062	$25,133,973	$283	$129	$ 841	$2,984
2020	$ 6,342,972	$ 8,680,019	$3,699,258	$11,419,845	$143	$107	$ 635	$2,318

Column (b)

Represents the total compensation reported for our CEO, Jayshree Ullal, in the Summary Compensation Table for each listed year. Mr. Ullal served as our CEO (PEO) for each year presented.

Column (c)

Represents the amount of Compensation Actually Paid ("CAP") for a particular year, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amounts of compensation paid to our CEO during the applicable year.

To calculate CAP, the following amounts were deducted from and added to the "Total" compensation amount for the CEO reflected in each year's Summary Compensation Table as follows:

	2020	2021	2022
Summary Compensation Table Total	$6,342,972	$15,993,632	$10,735,887
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($6,033,690)	($15,384,500)	($10,165,988)
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$1,214,074	$54,395,000	$12,351,736
Add Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$6,101,613	$6,188,711	($5,557,126)
Add Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$0	$0	$0
Add Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$1,055,050	$4,125,412	($4,193,424)
Subtract Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$0	$0	$0
Add Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	$0	$0	$0
Compensation Actually Paid	**$8,680,019**	**$65,318,255**	**$3,171,085**

Note that we have not reported any amounts in our Summary Compensation Table with respect to "Change in Pension and Nonqualified Deferred Compensation" and, accordingly, the adjustments with respect to such items prescribed by the pay-versus-performance rules are not relevant to our analysis and no adjustments have been made.

For purposes of calculating CAP, the fair value of equity awards is calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718) using consistent assumption methodologies used to calculate the grant date fair value of awards, and for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

Column (d)

Represents the average of the total compensation reported for our non-PEO Named Executive Officers ("non-PEO NEOs") in the Summary Compensation Table for each listed year. The non-PEO NEOs in each year were as follows:

2022: Ita Brennan; Kenneth Duda; Anshul Sadana; Marc Taxay

2021: Ita Brennan; Kenneth Duda; Anshul Sadana; Marc Taxay

2020: Ita Brennan; Kenneth Duda; Anshul Sadana; Marc Taxay

Column (e)

Represents the average amount of Compensation Actually Paid ("CAP") for a particular Covered Year, as computed in accordance with SEC rules, to our non-PEO NEOs. The dollar amounts do not reflect the actual amounts of compensation paid to our non-PEO NEOs during the applicable year.

To calculate the average CAP payable to our non-PEO NEOs, the following amounts were deducted from and added to the "Total" compensation amount for such non-PEO NEOs reflected in each year's Summary Compensation Table as follows:

	2020	2021	2022
Summary Compensation Table Total	$3,699,258	$4,157,062	$3,285,597
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($3,359,596)	($3,706,313)	($2,722,813)
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$4,330,219	$8,190,231	$2,870,109
Add Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$5,978,324	$13,660,250	($1,490,834)
Add Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$0	$0	$0
Add Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$771,641	$2,832,743	($2,727,636)
Subtract Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$0	$0	$0
Add Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	$0	$0	$0
Compensation Actually Paid	**$11,419,845**	**$25,133,973**	**$(785,576)**

The assumptions used for determining the fair values shown in this table are materially consistent with those described in the note regarding Column (c).

Column (f)

Total shareholder return ("TSR") is calculated by assuming that a $100 investment was made on the day prior to the first fiscal year reported below and reinvesting all dividends until the last day of each reported fiscal year.

Because listed fiscal years are presented in the table in reverse chronological order (from top to bottom), the table should be read from bottom to top for purposes of understanding cumulative returns over time.

Column (g)

The peer group utilized in the table above is the Nasdaq Composite Index, as used in the company's performance graph in our annual report. For each listed fiscal year, the peer group cumulative TSR was calculated based on a deemed fixed investment of $100 in the index made on the day prior to the first fiscal year reported below and reinvesting all dividends until the last day of each reported fiscal year.

Column (h)

The dollar amounts reported are the Company's net income (in millions) as reflected in the Company's audited financial statements.

Column (i)

In the Company's assessment, revenue is the financial performance measure that is the most important financial performance measure (other than total shareholder return and net income) used by the company in 2022 to link compensation actually paid to performance. The dollar amounts reported are the Company's gross revenues (in millions) as reflected in the Company's audited financial statements.

Tabular List of Performance Measures

The following table identifies the most important financial performance measures used by our Compensation Committee to link the "compensation actually paid" to our CEO and other NEOs in 2022, calculated in accordance with SEC regulations, to company performance. The role of each of these performance measures on our NEOs' compensation is discussed in the CD&A.

Most Important Performance Measures
Revenue
Non-GAAP Operating Income
Gross Margin
Compound Annual Growth Rate of Revenue

Description of Relationships Between Compensation Actually Paid and Performance

As discussed further in our CD&A, our compensation structure recognizes and rewards individual performance and contributions to our success, allowing us to attract, retain, and motivate talented executives with the skills and abilities needed to drive our desired business results, while creating long-term value for our stockholders.

The graphs below describe, in a manner compliant with the relevant SEC rules, the relationship between Compensation Actually Paid and the specific performance measures shown.

Compensation Actually Paid Versus TSR



Company TSR vs. Peer Group TSR



Compensation Actually Paid Versus Net Income



Compensation Actually Paid Versus Revenue



Compensation Committee Report

The Compensation Committee has reviewed and discussed the section titled "Compensation Discussion and Analysis" with management. Based on such review and discussion, the Compensation Committee has recommended to the board of directors that the section titled "Compensation Discussion and Analysis" be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the board of directors:

> Charles Giancarlo (Chair)
> Daniel Scheinman
> Mark B. Templeton

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2022. Information is included for equity compensation plans approved by our stockholders and equity compensation plans not approved by our stockholders. We will not grant equity awards in the future under any of the equity compensation plans not approved by our stockholders included in the table below.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflecting in Column (a))
Equity compensation plans approved by stockholders	14,128,624[1]	$14.093[2]	92,004,344[3]
Equity compensation plans not approved by stockholders	—	—	—
Total	14,128,624	$14.093	92,004,344

(1) Includes 5,769,074 shares underlying stock options and 8,359,550 shares of restricted stock units.

(2) The weighted average exercise price is calculated based solely on outstanding stock options.

(3) Includes the following plans: Arista Networks, Inc. 2014 Equity Incentive Plan ("2014 Plan") and Arista Networks, Inc. 2014 Employee Stock Purchase Plan ("ESPP"). Our 2014 Plan provides that on the first day of each fiscal year beginning in 2016 and ending in (and including) 2024, the number of shares available for issuance thereunder is automatically increased by a number equal to the least of (i) 12,500,000 shares, (ii) 3% of the outstanding shares of our common stock as of the last day of our immediately preceding year, or (iii) such other amount as our board of directors may determine. On January 1, 2023, the number of shares available for issuance under our 2014 Plan increased by 9,208,466 shares pursuant to these provisions. Our ESPP provides that on the first day of each fiscal year beginning in 2015 and ending in (and including) 2034, the number of shares available for issuance thereunder is automatically increased by a number equal to the least of (i) 2,500,000 shares, (ii) 1% of the outstanding shares of our common stock on the first day of such year, or (iii) such other amount as our board of directors may determine. On January 1, 2023, the number of shares available for issuance under our ESPP increased by 3,069,488 shares pursuant to these provisions. These increases are not reflected in the table above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 20, 2023 for:

- each of our directors and nominees for director;

- each of our Named Executive Officers;

- all of our current directors and executive officers as a group; and

- each person or group, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 308,288,311 shares of our common stock outstanding as of April 20, 2023. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of April 20, 2023 and RSUs that vest within 60 days of April 20, 2023, which are subject to vesting conditions expected to occur to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Arista Networks, Inc., 5453 Great America Parkway, Santa Clara, California 95054. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:		
The Bechtolsheim Family Trust[1]	45,807,012	14.86%
The Vanguard Group[2]	25,988,310	8.43%
BlackRock, Inc.[3]	18,362,100	5.96%
Named Executive Officers and Directors:		
Jayshree Ullal[4]	10,445,512	3.39%
Ita Brennan[5]	64,375	*
Kenneth Duda[6]	1,890,375	*
John McCool[7]	7,676	*
Anshul Sadana[8]	120,321	*
Marc Taxay[9]	10,553	*
Kelly Battles[10]	3,054	*
Andreas Bechtolsheim[1][11]	45,928,474	14.90%
Lewis Chew[12]	4,502	*
Charles Giancarlo[13]	135,520	*
Douglas Merritt	0	*
Daniel Scheinman[14]	37,242	*
Mark B. Templeton[15]	29,962	*
Nikos Theodosopoulos[16]	26,002	*
Yvonne Wassenaar[17]	2,305	*
All executive officers and directors as a group (15 persons)[18]	58,705,873	18.99%

*   Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1) Includes 45,807,012 shares held by the Bechtolsheim Family Trust for which trust Mr. Bechtolsheim serves as trustee. Mr. Bechtolsheim may be deemed to exercise sole voting and investment power over such shares held by the trust.

(2) Based solely upon a Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group ("Vanguard") reporting beneficial ownership as of December 31, 2022. Vanguard reported sole voting power with respect to 0 shares and shared voting power with respect to 367,214 shares. Vanguard reported sole dispositive power with respect to 25,988,310 shares and shared dispositive power with respect to 1,037,447 shares. The address for Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(3) Based solely upon a Schedule 13G filed with the SEC on February 1, 2023 by BlackRock, Inc. ("BlackRock") reporting beneficial ownership as of December 31, 2022 BlackRock reported sole voting power with respect to 16,429,456 shares and sole dispositive power with respect to 18,362,100 shares. The address for BlackRock is 55 East 52nd Street, New York, New York 10055.

(4) Includes 6,809,492 shares held by Jayshree Ullal and Vijay Ullal as Trustees of the 2000 Ullal Trust dated February 15, 2000. Mr. and Ms. Ullal may be deemed to be the beneficial owner of the shares and to have shared voting and investment control over such shares. Includes 3,532,400 shares held in trusts for Ms. Ullal's family members for which trusts Ms. Ullal serves as trustee. Ms. Ullal may be deemed to exercise sole voting and investment control over shares held in each of the trusts. Includes 58,770 shares held directly by Ms. Ullal. Includes 44,850 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Ms. Ullal.

(5) Includes 31,344 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Ms. Brennan.

(6) Includes 19,564 shares held by Kenneth Duda and Jennifer Duda as Trustees of the Kenneth Duda and Jennifer Duda Family Trust dated September 24, 2004. Mr. and Ms. Duda may be deemed to be the beneficial owners of the shares and to have shared voting and investment control over such shares. Includes 368,444 shares held in grantor retained annuity trusts of which Mr. Duda is Trustee; 368,444 shares held in grantor retained annuity trusts of which Mr. Duda's spouse is Trustee; 289,308 shares held in trusts for Mr. Duda's children for which trusts Mr. Duda serves as Trustee; 233,600 shares held in a 501(c) foundation for which Mr. Duda and his spouse serve as co-trustees and 3,244 shares held directly by Mr. Duda. Includes 607,771 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Mr. Duda.

(7) Includes 7,604 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Mr. McCool.

(8) Includes 47,861 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Mr. Sadana.

(9) Includes 10,553 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Mr. Taxay.

(10) Includes 510 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units held by Ms. Battles.

(11) Includes 103,462 shares held directly by Mr. Bechtolsheim. Also includes 18,000 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units or the exercise of outstanding exercisable options held by Mr. Bechtolsheim.

(12) Includes 510 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock held by Mr. Chew.

(13) Includes 82,946 shares held of record by Mr. Giancarlo as trustee of the Giancarlo Family Trust UAD 11/02/98. Mr. Giancarlo may be deemed to be the beneficial owner of the shares and to have voting and investment power over such shares. Includes 52,064 shares held directly by Mr. Giancarlo. Also includes 510 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units held by Mr. Giancarlo.

(14) Includes 510 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock held by Mr. Scheinman.

(15) Includes 18,800 shares held in a trust of which Mr. Templeton's spouse serves as Trustee; 10,652 shares held directly by Mr. Templeton and 510 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units held by Mr. Templeton.

(16) Includes 510 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units held by Mr. Theodosopoulos.

(17) Includes 576 shares issuable within 60 days of April 20, 2023 upon vesting of restricted stock units held by Ms. Wassenaar.

(18) Includes 771,619 shares issuable within 60 days of April 20, 2023 upon vesting of options and restricted stock units.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of Arista Networks common stock to file with the SEC reports regarding their ownership and changes in ownership of our securities, and to furnish copies of such reports to the Company. As a matter of practice, we assist our officers and directors in preparing initial ownership reports and reporting ownership changes, and typically file those reports on their behalf. Based solely on our review of such forms in our possession and the representations of our officers and directors, we believe that during 2022, all Section 16(a) filing requirements were satisfied, except that a Form 4 filed on March 2, 2022 reporting the sale of 100,000 shares of common stock sold on February 25, 2022 by Mr. Bechtolsheim was inadvertently filed late due to an administrative error.

RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements discussed above in the sections titled "Board of Directors and Corporate Governance—Director Compensation" and "Executive Compensation," we describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, nominees for director, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor is there any currently proposed, transactions or series of similar transactions to which we have been or will be a party.

We have granted equity awards to our Named Executive Officers and certain of our directors. See the section titled "Executive Compensation—Outstanding Equity Awards at 2022 Fiscal Year-End" for a description of these awards. In the ordinary course of business, we enter into offer letters and employment agreements with our executive officers. We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Other than as described above under this section titled "Related Person Transactions," since January 1, 2022, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties.

Policies and Procedures for Related Person Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying related party transactions. We have a formal written policy providing that a related party transaction is any transaction between us and an executive officer, director, nominee for director, beneficial owner of more than 5% of any class of our capital stock, or any immediate family member or person sharing the household of any of the foregoing persons, in which such party has a direct or indirect material interest and the aggregate amount involved exceeds $120,000. In reviewing any related party transaction, our Audit Committee is to consider the relevant facts and circumstances available to our Audit Committee, including, whether the transaction is on terms no less favorable than the terms that could have been reached with an unrelated third party, and the extent of the related party's interest in the transaction. Our Audit Committee has determined that certain transactions will be deemed to be pre-approved by our Audit Committee, including certain executive officer and director compensation, transactions with another company at which a related party's only relationship is as a director or beneficial owner of less than 10% of that company's shares (subject to a one-time initial approval by the Audit Committee), transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

QUESTIONS AND ANSWERS

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

Q How do I vote?

A If you are a stockholder of record, you can vote in one of the following ways:

- by Internet at http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. EST on June 13, 2023 (have your proxy card in hand when you visit the website);

- by toll-free telephone at 1-800-690-6903 until 11:59 p.m. EST on June 13, 2023 (have your proxy card in hand when you call);

- by signing, dating, and returning your proxy card (if you received printed proxy materials); or

- by attending and voting at the Annual Meeting at www.virtualshareholdermeeting.com/ANET2023. To attend and participate in the Annual Meeting, you will need the control number included in your Notice of Internet Availability of Proxy Materials (the "Notice"), on your proxy card or on the instructions that accompanied your proxy materials.

If you are a street name stockholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to instruct your broker, bank or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning an instruction card, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. If you are a street name stockholder, you may not vote your shares at the Annual Meeting unless you obtain a legal proxy from your broker, bank or other nominee.

Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted.

Q Can I change my vote?

A Yes. Subject to the voting deadlines noted above, if you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;

- returning a later-dated proxy card;

- notifying the Secretary of Arista Networks, Inc., in writing, at Arista Networks, Inc., 5453 Great America Parkway, Santa Clara, California 95054; or

- attending and voting at the Annual Meeting at www.virtualshareholdermeeting.com/ANET2023.

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

Q Who is entitled to vote?

A Holders of our common stock as of the close of business on April 20, 2023, the record date, may vote at the Annual Meeting. As of the record date, there were 308,288,311 shares of our common stock outstanding. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of our common stock held by them on the record date. We do not have cumulative voting rights for the election of directors.

A list of stockholders entitled to vote at the meeting will be made available for the examination of any stockholder for any purpose germane to the meeting for ten days prior to the Annual Meeting by email request to ir@arista.com. The list of stockholders entitled to vote at the meeting will also be available for review online during the Annual Meeting at www.virtualshareholdermeeting.com/ANET2023.

Stockholders of Record. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote on your own behalf at the Annual Meeting.

Street Name Stockholders. If shares of our common stock are held on your behalf in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. Throughout this proxy, we refer to stockholders who hold their shares through a broker, bank or other nominee as "street name stockholders."

Q What is a quorum?

A A quorum is the minimum number of shares required to be present at the Annual Meeting for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence (including by proxy) of a majority of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withhold votes and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

Q Do I have to do anything in advance if I plan to attend the Annual Meeting?

A The Annual Meeting will be a completely virtual meeting, which will be conducted via a live webcast. You are entitled to participate in the Annual Meeting only if you were a stockholder of record as of the close of business on April 20, 2023 or if you hold a valid proxy for the Annual Meeting.

You will be able to attend the Annual Meeting online and submit your questions during the meeting at www.virtualshareholdermeeting.com/ANET2023. To access the virtual meeting, you will need to enter the control number included in the Notice, on your proxy card or on the instructions that accompanied your proxy materials.

We encourage you to access the meeting prior to the start time. Online check-in will begin at 10:45 a.m. Pacific Time, and you should allow ample time for the check-in procedures.

Q How do I ask questions during the Annual Meeting?

A You will be able to attend the Annual Meeting online and submit your questions during the meeting at www.virtualshareholdermeeting.com/ANET2023. To access the virtual meeting, you will need to enter the control number included in the Notice, on your proxy card or on the instructions that accompanied your proxy materials.

Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints. Questions regarding personal matters are not pertinent to meeting matters and, therefore, will not be answered. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

Q How can I get help if I have trouble checking in or listening to the meeting online?

A If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log-in page.

Q What is the effect of giving a proxy?

A Proxies are solicited by and on behalf of our board of directors. Jayshree Ullal, Ita Brennan and Marc Taxay have been designated as proxies by our board of directors. When a proxy is properly dated, signed and returned, the shares represented by such proxy will be voted at the Annual Meeting in accordance with the instructions of the stockholder contained on such proxy. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares.

Q Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

A In accordance with the rules of the Securities and Exchange Commission ("SEC"), we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 28, 2023 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact of our annual meetings of stockholders.

Q How are proxies solicited for the Annual Meeting?

A Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. Copies of solicitation materials will also be made available upon request to brokers, banks and other nominees to forward to the beneficial owners of the shares held of record by such brokers, banks or other nominees. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communication, or other means by our directors, officers and employees.

No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker or other nominee holds shares of our common stock on your behalf.

Q How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

A Brokerage firms and other intermediaries holding shares of our common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Ernst & Young LLP. Absent direction from you, your broker will not have discretion to vote on the election of directors, on the approval, on an advisory basis, of executive compensation of our named executive officers, or on the frequency of future stockholder advisory votes on the compensation of our named executive officers, which are "non-routine" matters.

Q Where can I find the voting results of the Annual Meeting?

A We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to this Current Report on Form 8-K as soon as they become available.

Householding

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, stockholders of record who have the same address and last name and have not previously requested electronic delivery of proxy materials will receive a single envelope containing the Notices for all stockholders having that address. The Notice for each stockholder will include that stockholder's unique control number needed to vote his or her shares. This procedure reduces our printing costs, mailing costs, and fees. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact us at the following phone number (408) 547-5500 or address:

Arista Networks, Inc.
Attention: Investor Relations
5453 Great America Parkway
Santa Clara, California 95054

Stockholders who beneficially own shares of our common stock held in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

Stockholder Proposals

Stockholders may present proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2024 annual meeting of stockholders, our Secretary must receive the written proposal at our principal executive offices no later than December 30, 2023. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. Stockholder proposals should be addressed to:

Arista Networks, Inc.
Attention: Secretary
5453 Great America Parkway
Santa Clara, California 95054

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2024 annual meeting of stockholders, our Secretary must receive the written notice at our principal executive offices:

- not earlier than the close of business on February 13, 2024; and
- not later than the close of business on March 14, 2024.

NOMINATION OF DIRECTOR CANDIDATES

Stockholders may recommend director candidates for consideration by our Nominating and Corporate Governance Committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Board of Directors and Corporate Governance—Stockholder Recommendations for Nominations to the Board of Directors."

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

Stockholders who intend to solicit proxies in support of director nominees other than our nominees must also provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act. Please note that the notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under the advance notice provisions of our amended and restated bylaws described above.

Availability of Bylaws

You may contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Fiscal Year 2022 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2022 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. This proxy statement and our annual report are posted on the Financial Information section of our website at http://investors.arista.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Arista Networks, Inc., Attention: Investor Relations, 5453 Great America Parkway, Santa Clara, California 95054.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS
Santa Clara, California
April 28, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

Or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-36468

ARISTA NETWORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-1751121**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5453 Great America Parkway
Santa Clara, California 95054
(Address of principal executive offices)
(408) 547-5500
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	ANET	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $23,073,707,198 as of June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) based on the closing price of the registrant's common stock on the New York Stock Exchange on such date. Shares held by persons who may be deemed affiliates have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On February 8, 2023, 306,395,384 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2023 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A within 120 days after the registrant's fiscal year end of December 31, 2022 are incorporated by reference into Part III of this Annual Report on Form 10-K.

ARISTA NETWORKS, INC.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the sections entitled "Business," "Risk Factors," "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, as Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. The words "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "predict," "expect" and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

- our ability to maintain an adequate rate of revenue growth and our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin and operating expenses;
- our belief that the networking market is rapidly evolving and has a significant potential opportunity for growth;
- our business plan and our ability to effectively manage our growth;
- our ability to expand our leadership position in the networking industry and to develop new products and expand our business into new markets such as the campus workspace, enterprise data center and security markets;
- our ability to satisfy the requirements for networking solutions and to successfully anticipate technological shifts and market needs, innovate new products, rapidly develop new features and applications, and bring them to market in a timely manner;
- our ability to fulfill our end customers' orders despite supply chain delays, access to key commodities or technologies or geopolitical events that impact our manufacturers or their suppliers such as the recent U.S. trade wars or the impact of the global coronavirus ("COVID-19") pandemic;
- our ability to integrate and realize the benefits of our recent and future acquisitions;
- costs associated with defending intellectual property infringement and other claims and the potential outcomes of such disputes, such as any claims discussed in "Legal Proceedings";
- our ability to retain and increase sales to existing customers and attract new end customers, including large end customers;
- our ability to expand our business domestically and internationally;
- the effects of increased competition in our market and our ability to compete effectively;
- the budgeting cycles and purchasing practices of end customers, including large end customers who may receive lower pricing terms due to volume discounts or who may elect to re-assign allocations to multiple vendors based upon specific network roles or projects;
- the growth and buying patterns of our large end customers in which large bulk purchases may or may not occur in certain quarters or may be deferred into future quarters or cancelled due to adjustments in their capital expenditure forecasts;
- the deferral or cancellation of orders by end customers, warranty returns or delays in acceptance of our products;
- our ability to further penetrate our existing customer base and sell more complex and higher-performance configurations of our products;
- our belief that increasing channel leverage will extend and improve our engagement with a broad set of customers;
- our plans to continue to expand our sales force, marketing activities and relationships with channel, technology and system-level partners;
- our ability to scale our operational and manufacturing capacity;
- our plans to invest in our research and development;
- our ability to timely and effectively scale and adapt our existing technology;
- the benefits realized by our customers in their use of our products and services including lower total cost of ownership;
- our ability to detect breaches of our cybersecurity systems or other security breaches;
- the effects of seasonal and cyclical trends on our results of operations;
- our expectations concerning relationships with third parties;
- the attraction and retention of qualified employees and key personnel;
- our ability to maintain, protect and enhance our brand and intellectual property;
- economic and industry trends;
- estimates and estimate methodologies used in preparing our financial statements;
- future trading prices of our common stock;
- our belief that we have adequately reserved for uncertain tax positions;
- global economic and political conditions that introduce instability into the U.S. and other economies;
- the impact of global and domestic tax reform;
- the impact of tariffs imposed by the U.S. on goods from other countries and tariffs imposed by other countries on U.S. goods;

- our belief that our existing cash and cash equivalents together with cash flow from operations will be sufficient to meet our working capital requirements and our growth strategies for the foreseeable future; and
- our ability to identify, complete and realize the benefits of future acquisitions of or investments in complementary companies, products, services or technologies.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Item 1. Business

Arista Networks is an industry leader in data-driven, client-to-cloud networking for next-generation data center and campus workspace environments. Starting from the beginning, Arista set out to differentiate our architecture in two ways – uncompromising quality and operational efficiency built on an advanced networking operating system, Arista's Extensible Operating System ("EOS"). EOS, combined with a set of network applications and ethernet switching and routing platforms using merchant silicon, provides improved price/performance and time to market, delivering a cloud networking solution with high performance scale and availability, and enabling network automation, visibility, and security.

In recent years, we have brought the operational consistency and principles of cloud networking to the broader enterprise and campus markets with our Cognitive Cloud Networking approach, extending EOS across the enterprise data center and campus wired and wireless workspace. CloudVision®, our workload orchestration and automation solution, leverages EOS based network wide data models to deliver turnkey automation and configuration capabilities across data center, wired and wireless workspaces, multi-cloud, and WAN routing use cases.

In 2020, we completed the acquisition of Big Switch Networks, a pioneer in network monitoring software and Awake Security, an Artificial Intelligence (AI)-driven network detection and response (NDR) company. We believe the integration of these capabilities with our network-wide, data-based visibility and telemetry offerings delivers the next generation of operationally efficient network security and visibility solutions.

In 2022, we completed the acquisitions of Untangle Incorporated, a security asset for edge threat management for integration into our Cognitive Unified Edge (CUE) commercial and branch offering. We also completed the acquisition of Pluribus Networks, a pioneer in unified cloud fabric networking, for integration into Arista's Unified Cloud Fabric (UCF).

In addition, we continued to expand our 400G product portfolio for both enterprise and cloud customers with the introduction of the next generation 7050X/7060X and 7300X Series switches delivering performance and cost benefits for customers of all sizes as they transition to 400G. We also continue to expand our cognitive campus edge portfolio with the new C-360 Wi-Fi 6E access point to take advantage of the greater capacity, higher bandwidth, and lower latency of Wi-Fi 6E.

Since we began shipping our products, we have grown rapidly, and, according to market research, we have achieved the second largest market share in data center Ethernet switch ports and revenue. We have been profitable and cash flow positive for each year since 2010.

Our Market Opportunity

We sell our products through both our direct sales force and channel partners, and compete primarily in the high-speed data center switching market for 10 Gigabit Ethernet and above, excluding blade switches. We added advanced routing capabilities to our R-Series switches, which in addition to switching address the Data Center Interconnect (DCI) market, cloud-grade routing, next-generation network edge and wide area networking routing market. We also compete in the enterprise campus market for 1 Gigabit Ethernet switching and above and in the cloud-managed wireless networking market. In addition, we participate in the Network Monitoring and Network Detection and Response security markets.

We believe that client-to-cloud networking represents a fundamental shift from traditional legacy network architectures. As organizations of all sizes have moved workloads to the cloud, spending on cloud and next-generation data centers has increased rapidly, while traditional legacy IT spending has grown more slowly.

Our Customers

As of December 31, 2022, we had delivered our cloud networking solutions to over 9,000 end customers worldwide. Our end customers span a range of industries and include large internet companies, service providers, financial services organizations, government agencies, media and entertainment companies, telecommunication service providers and other cloud service providers. Purchases by both Microsoft and Meta Platforms accounted for more than 10% of our total revenue for the years ended December 31, 2022 and purchases by Microsoft accounted for more than 10% of our total revenue for the years ended December 31, 2021 and 2020 .

Cloud Networking and Market Drivers

Digital transformation is fundamentally changing the way IT infrastructure is built and how applications are delivered from a cloud environment. In cloud computing, applications are distributed across thousands of servers. These servers are interconnected by high-speed networking switches to form a pool of resources that allows applications to be rapidly deployed and cost-effectively updated. Cloud computing enables ubiquitous and on-demand network access to these applications from internet-connected devices including personal computers, tablets, Internet of Things (IoT) devices, and smartphones.

Nearly all consumer applications today are delivered as cloud services, which was originated by internet leaders like Amazon, Google, Meta Platforms and Microsoft. These internet leaders pioneered the development of large-scale cloud data centers in order to meet the growing demands of their users, including business customers. Enterprise applications are rapidly moving to the cloud as cloud services are easier and more cost effective to deploy, scale and operate than traditional applications. Enterprises and service providers around the world are adopting cloud computing technologies in order to achieve similar performance, operational efficiencies and cost reductions.

The aggregate network bandwidth in the cloud can be orders of magnitude higher than typical legacy data center networks. Therefore, the networks in such cloud environments must be architected and built in a new way. We refer to these next-generation data center networks as cloud networks. Cloud networks must deliver high capacity, high availability and predictable performance, and must be programmable to allow integration with third-party applications for network management, automation, orchestration, and network services. The expansion of AI computing and distributed applications is further pushing the envelope of predictable scale and performance in the network. A common characteristic of these AI workloads is that they are both data and compute-intensive. A typical AI workload involves large sparse matrix computations, distributed across hundreds or thousands of processors (CPU, GPU, TPU, etc.) with intense computations for a period of time and requires a high-bandwidth, scalable, lossless network in order to service these workloads.

Examples of key secular trends driving network transformation are illustrated below:


DIGITAL TRANSFORMATION
STREAMING MEDIA
SECURE ACCESS SERVICE EDGE
REMOTE WORK
CloudVision
ARISTA
NetDL
State
Linux Kernel
AI-Based
AVA
IOT/xOT
5G & AI/ML
CLOUD

Limitations of Traditional Enterprise Data Center and Campus Networks

We believe that cloud networks and legacy networks are fundamentally different. In a traditional data center, specific applications are installed on a small number of servers and most network traffic is server-to-client, or “north-south” traffic, which results in perhaps a few terabits/second of aggregate network bandwidth. In the cloud, most network traffic is server-to-server, or “east-west” traffic. The aggregate network bandwidth in the cloud can exceed 1 petabit/second, orders of magnitude higher than that of typical legacy data center networks. Increasingly more complex and sophisticated use cases such as AI clusters are further pushing the boundaries of cloud networking bandwidth and capacity demands.

These large scale cloud networks require much higher network availability since network outages in the cloud are costly to customers. Traditional network switches have evolved, and the features and capabilities of their operating system have expanded over many years without addressing the structural deficiencies of their underlying software architectures, making it difficult to achieve the required level of reliability.

Some networking vendors have built products that use proprietary protocols to address the scaling needs of next-generation data centers. However, proprietary protocols are generally disfavored by cloud customers and cloud service providers because they create vendor lock-in and discourage vendor multi-sourcing.

Legacy enterprise networks are generally not programmable and, as a result, are extremely difficult to integrate with third-party applications for network management, automation, orchestration and network services. This lack of integration forces customers to continue to rely on time consuming, manual box-by-box configuration and processes that can be error-prone and cost-prohibitive.

Traditional enterprise wired and wireless campus networks must cope with an ever-increasing number of endpoint IoT devices and remote work locations requiring users to be connected from anywhere. Campus administrators have sought to address the resulting increased network complexities and bottlenecks through the adoption of a myriad of platforms, operating systems, proprietary features and network management tools. Coupled with the explosive growth of IoT and the requirement for remote workloads, the operational costs of managing these complexities have become prohibitive.

Our Data-Driven Cloud Networking Solutions

The core of our platform is an advanced network operating system, Arista's EOS, which was designed from the ground up to be open, programmable, modular and reliable. The programmability of EOS has allowed us to expand our software applications to address the ever-increasing demands of cloud networking, including data-driven workflow automation, network visibility, analytics and network detection and response, and has allowed rapid integration with a wide range of third-party applications for virtualization, management, automation, orchestration and network services.

An overview of our cloud networking solutions is shown below:


Arista CloudVision®
Network Automation Simplicity
Complete Network Telemetry
Technology Partner Centric
One Network Automation Platform
Arista Extensible Operating System (EOS®)
Trusted by 9000+ Customers
Highest Quality Network Operating System
Complete Switch & Router Capabilities
Full Programmability
One Network Operating System
Edge
WAN
Campus Network
Data Center
Cloud Native
Private Cloud
Public Cloud
aws
Azure
For All Places In the Cloud (PICs)
Full Packet Capture & Autonomous Detection
Arista NDR - AI Enabled Threat Hunting
DMF – DANZ Monitoring Fabric
Service
Analytics
Recorder
Our Mission
Best cognitive cloud networking for private, public and hybrid cloud-first principles

The key benefits of our cloud networking solutions are as follows:

Capacity, Performance and Scalability

Our data-driven cloud networking platform enables data center networks to scale to hundreds of thousands of physical servers and millions of virtual machines with the least number of switching tiers. We achieve this by leveraging standard protocols, non-blocking switch architectures and EOS to meet the scale requirements of cloud computing, including AI workloads. We have used active-active Layer 2 and Layer 3 network topologies to enable customers to build extremely large and resilient networks.

High Availability

Our highly modular EOS software architecture was designed to be fault-isolating and self-healing in order to deliver higher availability compared to legacy network operating systems. In addition, customers can non-disruptively upgrade switches running in the network using Arista's Smart System Upgrade ("SSU") application, without interrupting the network service.

Open and Programmable

EOS is built from the ground up using an open Linux microservices architecture, with publish and subscribe state sharing at its core, and open Application Programming Interfaces (APIs) for reliability and extensibility. We offer multiple

types of extensibility for EOS that provide granular control and management, including our eAPI, OpenConfig, NetDL Streaming, CloudVision Studios and our EOS SDK. These programmability options are imperative to enable automation and customization of our Cloud Networking platforms.

Workflow Automation

Our EOS software enables enterprises to provision networking resources in minutes with no manual intervention through our Zero Touch Provisioning (ZTP). EOS also natively supports Ansible, CFEngine, Chef, Puppet, virtual network orchestration applications and third-party management tools. Our CloudVision is a network-wide approach for workload orchestration and automation that delivers a turnkey solution for enterprises looking to modernize their networks and move to cloud-class automation and operation without significant internal development. In addition, we deliver continuous testing, version control and change management services through our Continuous Integration (CI) pipeline.

Network Visibility

Our EOS software provides a set of tools and applications that proactively monitor, detect and notify network managers when network issues arise, delivering real-time data to third-party network performance and security applications to provide detailed application visibility. Our network visibility applications provide real-time insight into the status of the network.

Through the integration of DataANalyZer ("DANZ") features native to Arista switches with Big Switch's monitoring software, we provide the DANZ Monitoring Fabric (DMF). DMF delivers network traffic analysis, data analytics and contextual insights to enterprises looking for network-wide observability.

Security

We focus on securing the network through features native to EOS, such as segmentation, as well as Network Detection and Response (NDR). Our NDR is an advanced solution that delivers answers, not alerts. By combining AI with human expertise, Arista NDR autonomously hunts for both insider and external attacker behaviors, while providing triage, digital forensics and incident response across the entire network — campus workspace, data center, IoT, operational technology (OT) and cloud networks.

Lower Total Cost of Ownership

Our cloud networking platform offers architectural and system advantages that provide our customers with cost-effective and highly available cloud networking solutions. We believe our programmable, scalable leaf-spine architectures, combined with our applications, significantly reduce networking costs when compared to legacy network designs, enabling faster time to service and improved availability. Our automation tools reduce the operational costs of provisioning, managing and monitoring a data center network and speed up service delivery. Our tools provide visibility into complex network environments without the need for additional data collection equipment.

Cognitive Campus Workspace

Our solutions extend the principles of cognitive cloud computing to campus networks, with the intent of disrupting the wasteful, oversubscribed legacy three-tier architecture of access-aggregation-core. The recent IoT-related expansion of devices to more disparate locations and functions has significantly increased the complexity and importance of campus networks. We are addressing these campus trends by leveraging our single-image EOS extended across wired and wireless workspaces, data center, routing and multi-cloud to drive consistent cognitive controls and analytics for the network end-to-end.

Using this cloud-based approach reduces operational costs by incorporating a network that is a seamless end-to-end solution rather than silos of different places in the network. Our cognitive campus workspace is a data-driven model coupled with a unified dashboard for wired/wireless edge for next generation zero touch campus deployments. Together, with zero trust security, the cognitive campus drives multifaceted visibility for IoT and OT applications.

Our Cognitive Campus Networking solutions are based on three principles:

Universal Cloud Network - We offer our Universal Cloud Network as an alternative to brittle, proprietary solutions from legacy vendors. Our Universal Cloud Network is an open, standards-based design focusing on data-driven control principles. Our collapsed Spline™ approach consolidates traditional campus core and aggregation layers into a simple single tier with high availability.

Cognitive Management Plane - There is a void in management plane consistency and a need for data-driven analytics in the campus, as in the data center. We believe that a common model can be applied across both footprints, saving customers operational costs. The Cognitive Management Plane (CMP) is a data-driven repository for the automated actions across network analytics.

Securing The Campus - Securing the campus requires a holistic approach to network segmentation, device compliance and auditing, as well as service integration with our security partners. We deliver these capabilities through EOS, DMF, NDR and CloudVision.

Our Competitive Strengths

We believe the following strengths will allow us to maintain and extend our technology leadership position in data-driven cloud networking and next-generation data center and campus workspace Ethernet products:

• **Purpose-Built Cloud Networking Platform.** We have developed a highly scalable cloud networking platform that uses software to address the needs of large-scale cloud companies, cloud service providers, and large enterprises including financial services organizations, government agencies and media and entertainment companies, including AI, virtualization, big data and low-latency applications. As a result, our cloud networking platform does not have the inherent limitations of legacy network architectures.

• **Broad and Differentiated Portfolio.** Using multiple merchant silicon architectures, we deliver switches, capable of routing, with industry-leading capacity, low latency, port density and power efficiency, and have innovated in areas such as deep packet buffers, highly available modular hardware, and reversible cooling options. Our broad portfolio has allowed us to offer customers products that best match their specific requirements.

• **Single Binary Image Software.** The single binary image of EOS software allows us to maintain feature consistency across our entire product portfolio and enables us to introduce new software innovations into the market that become available to our entire installed base without a "forklift upgrade" (i.e., a broad upgrade of the data center infrastructure).

• **Rapid Development of New Features and Applications.** Our highly modular EOS software has allowed us to rapidly deliver new features and applications while preserving the structural integrity and quality of our network operating system. We believe our ability to deliver new features and capabilities more quickly than legacy switch/router operators provides us with a strategic advantage given that the requirements in cloud and next-generation data center and campus networking continue to evolve rapidly.

• **Deep Understanding of Customer Requirements.** We have developed close working partnerships with many of our largest customers that provide us with insights about their needs and future requirements. This has allowed us to develop and deliver products to market that meet customer demands and expectations as well as to rapidly grow sales to existing customers.

• **Strong Management and Engineering Team with Significant Data Center Networking Expertise.** Our management and engineering team consists of networking veterans with extensive data center and campus networking expertise. Our President and Chief Executive Officer, Jayshree Ullal, has over 30 years of networking expertise from silicon to systems companies. Andy Bechtolsheim, our Founder and Chief Development Officer, was previously a founder and chief system architect at Sun Microsystems. Kenneth Duda, our Founder and Chief Technology Officer, leads the software development effort of EOS.

• **Significant Technology Lead.** We believe that our networking technology represents a fundamental advance in networking software. Our EOS software is a key cloud networking software stack that is state-driven and a result of tremendous research and development efforts.

Our Products and Technology

Our portfolio of products and technology consists of our Core Data Center/Cloud Switching Products, our Adjacent Campus and Routing Products and our Network Software and Services.

Extensible Operating System

The core of our cloud networking platform is our data-driven operating system, EOS, which runs on top of standard Linux and offers programmability at all layers of the stack. System state and data are stored in EOS and maintained in a highly efficient, centralized system database where data is accessed via an automated publish/subscribe model. This distinct design principle provides module independence, self-healing resiliency, and multi-process software stability.

We have continued to evolve the EOS software stack transforming the centralized EOS network database into a multi-modal, multi-tenant, capable data lake. The EOS Network Data Lake (NetDL™) unifies the multiple data types gathered in a network and allows for external data ingestion and enrichment. NetDL™ aggregates data from systems, platforms, and services enabling smoother operations between NetOps, CloudOps, and DevOps operators.

We believe we are extending classic Software-Defined Networking (SDN) principles to data-driven networking control and an AI-enabled holistic view with NetDL™, while building on our core pillars of reliability, open standards, and programmability.

EOS Attributes

The modular and programmable architecture of EOS enables us to offer a set of attributes, capabilities and features that are essential for cloud networking and next-generation data centers.

High Availability

EOS is self-healing in the sense that individual processes can be restarted without impacting application traffic. This architectural design principle supports self-healing resiliency in our software, easier software maintenance and module independence, higher software quality overall, and faster time-to-market for new features that customers require.

Programmable at All Layers

EOS is programmable at all layers from the Linux kernel to switch configuration, provisioning, automation and detailed monitoring of the network. Customers can leverage tools such as the EOS Software Development Kit ("SDK") and eAPI to implement fully customized infrastructure automation solutions.

Workflow Visibility

Through EOS, we have developed a wide range of applications available to our customers for purchase as additional licenses that enable enhanced network monitoring and visibility without requiring additional external monitoring devices. This includes (i) DANZ, which provides access to raw network data for analysis by security, troubleshooting and performance management tools, (ii) Latency/loss ANalyZer (LANZ), which provides access to internal network performance loads and packet loss and latency occurring at the microsecond level, (iii) Network Telemetry, which provides network state information including correlations with the dynamic state of the systems operating on the network such as Hypervisors and, distributed job controls, and (iv) Network Tracers, which provide active integration and diagnostics for various workload conditions dependent upon network performance.

Network Automation

EOS supports Puppet, Chef and Ansible, which enable automatic network configuration in the same manner as servers and storage. In addition, CloudVision provides visibility, orchestration and automation that greatly reduce network operational costs.

Core Datacenter/Cloud

We offer one of the broadest product lines of datacenter 1/2.5/5/10/25/40/50/100/400/800 Gigabit Ethernet switches in the industry, comprising of 7050/7060 Series, 7130 Series, 7150 Series, 7160 Series, 7170 Series, 7280 Series, 7500 Series and 7800 Series data-driven platforms.

We deliver switching platforms with industry-leading capacity, low latency, port density and power efficiency. We have also innovated in areas such as deep packet buffers, embedded optics and reversible cooling.

Adjacent Campus and Routing

Cognitive Campus Switching and Routing

Our adjacent products include our Cognitive Campus switching products such as our 720XP fixed PoE switches, 750 modular PoE switches and 7300X3 spline switches, as well as our Universal Spine and Leaf Routing products such as our 7020R fixed routers, 7280R fixed routers, 7368X4 modular router, 7500R modular routers and 7800R modular routers.

Cognitive WiFi

Cognitive WiFi consists of our access point solutions ("APs") that are tailored for a controller-less wireless network. These APs are available in disaggregated options harnessing the power of cloud, machine learning and cognitive networking. By integrating with CloudVision, Cognitive WiFi is based on a similar CMP model for cognitive analytics unifying the operational experience across wired and wireless. It enhances real-time insight into the experience of WiFi clients to connect and utilize the network. Cognitive WiFi also includes a suite of WiFi Tracer tools for wireless security, reachability and network health diagnostics.

Networking Software and Services

CloudVision

CloudVision is our network management plane solution for workload orchestration and workflow automation, which delivers a turnkey solution for cloud networking. CloudVision's abstraction of the physical network to a broader, network-wide perspective provides a simplified approach for consistent network operations across network domains, including data center, campus wired and wireless, routing interconnect, and multi-cloud networks.

CloudVision highlights include: Centralized representation of distributed state based on NetDL™, allowing for a single point of integration and network-wide visibility and analytics; Controller-agnostic support for physical and virtual workload orchestration through open APIs; Turn-key automation for zero touch provisioning, configuration management and network-wide upgrades and rollback; Compliance dashboard for security, audit and patch management; Cognitive AI/ML, driven by our Autonomous Virtual Assist ("AVA") for dynamic insights and recommendations, built on a modern approach of real-time streaming for telemetry and as a replacement for legacy polling per device; Granular visibility and historical troubleshooting with predictive insights across the unified edge wired and wireless networks, including IoTvision; and finally Multi-domain segmentation for the zero trust enterprise, enabling macro-segmentation services (MSS®) for an open and scalable approach for network policy management and with dynamic integrations into security management systems from Arista's security ecosystem partners.

DANZ Monitoring Fabric (DMF)

DANZ Monitoring Fabric (DMF) is a next-generation network packet broker (NPB) designed for pervasive, organization-wide network observability and security visibility, enabling IT to deliver multi-tenant monitoring-as-a-service. Leveraging Arista's high-performance and versatile 1G/10G/25G, 40G/100G and 400G Ethernet switch platforms with DMF, IT operators can pervasively monitor all user, device/IoT and application traffic (north-south and east-west) by gaining complete visibility into physical, virtual and container environments. DMF switch licenses are procured as subscription software. Additionally, DMF's advanced services include deep hop-by-hop visibility, predictive analytics, contextual insights and scale-out packet capture — integrated through a single dashboard — to provide simplified network performance monitoring (NPM) and SecMon workflows for real-time and historical context. For enterprises, service providers and cloud providers, DMF provides a one-stop network observability solution for production data centers, enterprise campus/branch and 4G/5G mobile networks.

Arista Network Detection and Response (NDR)

The AI-driven Security Platform, driven by our AVA, deeply analyzes billions of network communications to autonomously discover, profile and classify every device, user and application across any network. Using a multi-dimensional ensemble machine learning approach, Arista NDR then models complex adversarial behaviors and detects threats by connecting the dots across entities, time, protocols and attack stages. By combining artificial intelligence with human expertise, Arista NDR hunts for both insider and external attacker behaviors, while providing triage, digital forensics and incident response across the entire network.

CloudEOS

CloudEOS™ is our multi-cloud and cloud-native networking solution enabling a highly secure and reliable networking experience with consistent segmentation, telemetry, provisioning and troubleshooting for the entire enterprise. It can be deployed across the enterprise edge, WAN, campus workspace, data center, on-premises Kubernetes clusters, and multiple public and private clouds. CloudEOS provides multi-cloud connectivity across the entire enterprise cloud environment with high-performance virtual and container-based instances of EOS software that simplify network operations and integrate with declarative cloud provisioning toolchains like Terraform, Ansible, and other popular CloudOps and DevOps tools.

CloudEOS is designed for consumption on Amazon AWS, Microsoft Azure, and Google public clouds via their marketplace and service catalogs, and it is also available as a cloud-native instance for deployment in Kubernetes clusters. With CloudEOS and CloudVision, customers can integrate their cloud network deployments with the elasticity and automation of the public cloud, private cloud and cloud native platforms.

Arista A-Care Services

We have designed our customer support offerings, Arista A-Care Services, to provide our customers with high levels of support. Our global team of support engineers engages directly with client IT teams and is available at all times over e-mail, by phone or through our website.

We offer multiple service options that allow our customers to select the product replacement service level that best meets their needs. We stock spare parts in over 200 locations around the world through our third-party logistics suppliers. All of our service options include unlimited access to bug-fixes, new-feature-releases, online case management and our community forums.

Sales and Marketing

We market and sell our products through our direct sales force and in partnership with our channel partners, including distributors, value-added resellers, systems integrators and original equipment manufacturer ("OEM") partners. We also sell in conjunction with various technology partners. To facilitate channel coordination and increase productivity, we have created a partner program, the Arista Partner Program, to engage partners who provide value-added services and extend our reach into the marketplace. Authorized training partners perform technical training of our channel partners and end customers. Our partners commonly receive an order from an end customer prior to placing an order with us, and we confirm the identification of the end customer prior to accepting such orders. Our partners generally do not stock inventory received from us.

Our sales organization is supported by systems engineers with deep technical expertise and responsibility for pre-sales technical support and solutions engineering for our end customers, systems integrators, OEMs, and channel partners. In general, the personnel in our sales organization are formed into teams, and each team is responsible for a geographical territory, has responsibility for a number of major direct end-customer accounts or has assigned accounts in a specific vertical market. A pool of shared channel sales and marketing representatives also supports these teams.

Our marketing activities consist primarily of technology conferences, webinars, web marketing, trade shows, product demonstrations, seminars and events, public relations, analyst relations, demand generation and direct marketing to build our brand, increase end-customer awareness, communicate our product advantages and generate qualified leads for our field sales force and channel partners.

Seasonality

Our rapid historical growth may have reduced the impact of seasonal or cyclical factors that might have influenced our business to date. As our increasing size may cause our growth rate to slow, seasonal or cyclical variations in our operations may become more pronounced over time and may materially affect our business, financial condition, results of operations and prospects. We operate on a December 31st year-end and have typically experienced higher sequential product revenue growth in the fourth quarter, followed by revenue that is sequentially flat-to-declining in the first quarter of the following year. We believe that this seasonality results from a number of factors, including the procurement, budgeting and deployment cycles of many of our end customers. In addition, industry-wide supply chain shortages have resulted in extended lead times and have impacted, and may continue to impact our ability to manufacture and ship products to our customers in a timely manner, which may disrupt typical seasonal trends.

Research and Development

We believe our future success depends on our ability to develop new products and features that address the needs of our end customers. Our in-house engineering personnel are responsible for the development, quality, testing, documentation, support and release of our products. We plan to continue to invest in resources to conduct our research and development efforts.

Manufacturing

We subcontract the manufacturing of all of our products to various contract manufacturers. Our primary manufacturing partners are Jabil Circuit, Sanmina Corporation, Flex Ltd. and Foxconn Hon Hai. This approach allows us to reduce our costs, manufacturing overhead and inventory position and allows us to adjust more quickly to changing end-customer demand. We require all of our manufacturing locations to be ISO-9001 certified. We have four direct fulfillment facilities worldwide to hold finished goods inventory, perform product transformations, and install our EOS software to ship to customers and partners.

Our contract manufacturing partners procure the majority of the components needed to build our products and assemble our products according to our design specifications. This allows us to leverage the purchasing power of our contract manufacturing partners. We retain complete control over the bill of materials, test procedures and quality assurance programs. Our personnel work closely with our partners and review on an ongoing basis forecasts, inventory levels, processes, capacity, yields and overall quality. Our contract manufacturing partners procure components and assemble our products based on our demand forecasts. These forecasts represent our estimates of future demand for our products based upon historical trends and analyses from our sales and product management functions as adjusted for overall market conditions. For example, industry-wide supply chain shortages have resulted in extended lead times for components and required us to extend the time horizon of our demand forecasts, and increase our purchase commitments for long lead time components.

Our products rely on key components, including merchant silicon, integrated circuit components and power supplies purchased from a limited number of suppliers, including certain sole source providers. We may also see increased consolidation among our component suppliers. Generally, neither we nor our contract manufacturers have a written agreement with these component providers to guarantee the supply of the key components used in our products, nor do we have exclusive rights to such key components, and our suppliers could suffer shortages, delay shipments, prioritize shipments to other vendors, increase prices or cease manufacturing such products or selling them to us at any time. The supply of components may also be adversely affected by geopolitical conditions such as international trade wars like the U.S. trade war with China and the impact of public health epidemics like the coronavirus.

Our product development efforts also depend upon continued collaboration with our key suppliers, including our merchant silicon vendors such as Broadcom and Intel. As we develop our product roadmap and continue to expand our relationships with these and other merchant silicon vendors, it is critical that we work in tandem with our key merchant silicon vendors to ensure that their silicon includes improved features and that our products take advantage of such improved features. This enables us to focus our development resources on software core competencies and to leverage the investments made by merchant silicon vendors to achieve cost-effective solutions.

Once the completed products are manufactured and tested, our contract manufacturing partners ship them to various direct fulfillment facilities in the United States, the Netherlands and Singapore for final configuration, quality-control inspection and shipment to our distribution partners and end customers. After the products are shipped to our end customers, our products are installed by the end customers or by third-party service providers such as system integrators or value-added resellers on their behalf.

Competition

The markets in which we compete are highly competitive and characterized by rapidly-changing technology, changing end-customer needs, evolving industry standards, frequent introductions of new products and services and industry consolidation. We expect competition to intensify in the future as the market for cloud networking expands and existing competitors and new market entrants introduce new products or enhance existing products.

The data center and campus networking markets have been historically dominated by Cisco, with competition also coming from other large network equipment and system vendors, including Extreme Networks, Dell/EMC, Hewlett Packard Enterprise and Juniper Networks. Most of our competitors and some strategic alliance partners have made acquisitions and/or have entered into or extended partnerships or other strategic relationships to offer more comprehensive product lines, including cloud networking solutions. For example, Broadcom acquired Brocade Communications Systems and entered into an agreement to acquire VMWare, Extreme Networks purchased certain data center networking assets from Broadcom/Brocade and Avaya as well as Aerohive Networks, Dell acquired EMC, Hewlett Packard Enterprise acquired Aruba Networks and Juniper Networks acquired Mist Systems.

We also face competition from other companies and new market entrants, current technology partners and end customers who may acquire or develop network switches and cloud service solutions for internal use and/or to broaden their portfolio of products to market and sell to customers. Some of these competitors are developing networking products based on off-the-shelf or commoditized hardware technology, or "white box" hardware, particularly where an end customer's network strategy seeks to emphasize deployment of such product offerings or adopt a disaggregated approach to the procurement of hardware and software. End customers may also increase their adoption of networking solutions based upon open-source network operating systems that may be provided for free and used either on "white box" or proprietary hardware. The entrance of new competitors into our markets or the increased adoption of these new technology solutions or consumption models may cause downward pricing pressures, result in lost sales or otherwise have a material adverse effect on our business, prospects, financial condition and operating results.

In the NDR market, our Arista NDR offerings compete with other network security vendors including Cisco, DarkTrace, and ExtraHop. Lastly, in the network packet broker (NPB) market, Arista DANZ Monitoring Fabric competes with Gigamon, Keysight, and other network monitoring software providers.

Our relationships with our strategic alliance partners or suppliers may also shift as industry dynamics change. If strategic alliance partners acquire or develop competitive products or services, our relationship with those partners may be adversely impacted, which could lead to more variability to our results of operations and impact the pricing of our solutions.

The principal competitive factors applicable to our products include:

- breadth of product offerings and features;
- reliability and product quality;
- ease of use;
- pricing;
- total cost of ownership, including automation, monitoring and integration costs;
- performance and scale;
- programmability and extensibility;
- interoperability with other products;
- ability to be bundled with other vendor offerings;
- product availability and shipment lead times; and
- quality of service, support and fulfillment.

We believe our products compete favorably with respect to these factors. Our EOS software offers high reliability, integrates with existing network protocols and is open and programmable. We believe the combination of EOS, a set of network applications and our 1/2.5/5/10/25/40/50/100/400/800 Gigabit Ethernet platforms make our offering highly competitive for both cloud and enterprise data centers. However, many of our competitors have greater name recognition, longer operating histories, larger sales and marketing budgets and resources, broader distribution and established relationships with channel partners and end customers, greater access to larger end-customer bases, greater end-customer support resources, greater manufacturing resources, the ability to leverage their sales efforts across a broader portfolio of products, the ability to leverage purchasing power when purchasing subcomponents, the ability to bundle competitive offerings with other products and services, the ability to develop their own silicon chips, the ability to set more aggressive pricing policies, lower labor and development costs, greater resources to make acquisitions, larger intellectual property portfolios and substantially greater financial, technical, research and development or other resources.

While we have extended our demand planning horizons and increased our component purchase commitments, there is no guarantee that suppliers will meet their commitments or that ultimate customer demand will directly match our demand forecasts.

Intellectual Property

Our success and ability to compete depend substantially upon our core technology and intellectual property. We rely on patent, trademark and copyright laws, trade secret protection and confidentiality agreements with our employees, end customers, resellers, systems integrators, manufacturers, and others to protect our intellectual property rights. We file U.S and foreign patent applications to protect our intellectual property and believe that the duration of our issued patents is adequate relative to the expected lives of our products. Patents generally have a duration of twenty years from filing. The remaining duration on the individual patents in our patent portfolio varies.

We cannot assure that any of our patent applications will result in the issuance of a patent or whether the examination process will result in patents of valuable breadth or applicability. In addition, any patents that may be issued may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing upon them. We also license software from third parties for integration into our products, including open-source software and other software available on commercially-reasonable terms. We own a number of trademarks in the U.S. and other jurisdictions, and Arista, EOS, and CloudVision are among our core trademarks.

We control access to and use of our software, technology and other proprietary information through internal and external controls, including contractual protections with employees, contractors, end customers and partners. Our software is protected by U.S. and international copyright, patent and trade secret laws. Despite our efforts to protect our software, technology and other proprietary information, unauthorized parties may still copy or otherwise obtain and use our software, technology and other proprietary information. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. If we become more successful, we believe that competitors will be more likely to try to develop products that are similar to ours and that may infringe our proprietary rights. It may also be more likely that competitors or other third parties will claim that our products infringe their proprietary rights. In particular, large and established companies in our industry have extensive patent portfolios and are regularly involved in both offensive and defensive litigation. From time to time, third parties, including certain of these large companies and non-practicing entities, may assert patent, copyright, trademark and other intellectual property rights against us, our channel partners or our end customers, whom our standard license and other agreements obligate us to indemnify against such claims.

Successful claims of infringement by a third-party, if any, could prevent us from distributing certain products or performing certain services, require us to expend time and money to develop non-infringing solutions or force us to pay substantial damages, royalties or other fees. We cannot assure that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

Human Capital Management

At Arista, we seek to maintain an environment that is open, diverse and inclusive, and where our people feel valued, included and accountable. One of our key principles is always doing the right thing for our employees. We are committed to maintaining the highest level of professional and ethical standards in the conduct of our business around the world. As of December 31, 2022, we employed approximately 3,612 full-time employees worldwide. None of our employees are represented by unions. We consider our relationship with our employees to be good and have not experienced significant interruptions of operations due to labor disagreements.

Diversity and Equal Employment

We seek to maintain an environment that is open, diverse and inclusive, and where our employees feel valued. We believe that diverse and inclusive teams enhance individual and company performance and help us attract and retain the best talent available. We strive to build an inclusive culture that encourages, supports and celebrates the diverse voices of our employees. As part of the Arista way, we believe in treating peers with respect, mentoring individuals and developing teams for overall success.

We are proud to be an S&P 500 company with both a female CEO and CFO. We were also recognized by Comparably in 2022 amongst the Top 50 best large companies for diversity and Top 100 best large companies for culture. 44% of our board of directors are women or underrepresented minorities. We are also continuing to make progress towards building diversity in the workspace. In 2022, the percentage of our employee population that were women or underrepresented minorities increased compared to 2021. We offer mentorship opportunities to our employees facilitated by our Women@Arista employee resource group. In 2022, we initiated a returnship program primarily for female caregivers with Path Forward returning to the workforce. In addition, we support under-represented employee affinity organizations and actively recruit from historically black colleges and universities, women's colleges and Hispanic/Latinx and African-American professional societies.

We affirm the principle of equal employment opportunity without regard to any protected characteristic, including but not limited to race, religion, national origin, color, gender, age, disability, pregnancy, marital status, ancestry, military status or sexual orientation. We practice and promote such policies in all locations as appropriate under applicable law. We affirm this principle of freedom from discrimination in all aspects of the employment relationship from recruitment and hiring, through performance evaluations, compensation and promotions. At Arista, we believe that all employees should be treated with dignity and respect.

Health and Safety

We are committed to protecting the health and safety of our employees, visitors, and the public. Our policy is to maintain our facilities and run our business operations in a manner that does not jeopardize the occupational health and safety of employees. We work to provide safe working environments in our operations.

Compensation and Benefits

We provide competitive and comprehensive benefit packages that are designed to help employees make the best decisions for themselves, their family and their lifestyle. Arista offers a broad variety of physical and mental wellness offerings to our global employees in a virtual as well as on-demand format, including fitness classes, webinars on practical wellness takeaways, strategies for stress reduction and a variety of other topics. In addition, in the United States, we offer our employees an employee stock purchase plan, healthcare and retirement benefits, paid time off and family leave, flexible time away, family planning benefits, backup resources for childcare and elder care, and other employee assistance programs including behavioral health and emotional support assistance. In addition to base salary and benefits, Arista's employees participate in incentive plans that support our organizational philosophy of allowing employees to share in our performance and success. Our executive compensation program is designed to attract, retain, and reward performance and align incentives with achievement of Arista's strategic plan and both short- and long-term operating objectives. Our compensation committee provides oversight of our compensation policies, plans, benefit programs and overall compensation philosophy.

Along with our traditional healthcare benefits, we have created a detailed injury and illness prevention program to better protect employees from occupational risks of injury or illness. We periodically host wellness days, whose purpose is to raise awareness on health issues, increase education on preventive medicine and available services and shift employee behavior through interactive activities and live presentations. We also maintain a community engagement program, which provides opportunities for our employees to engage in community service.

Training and Development

Our employees receive periodic training on various topics, including our Code of Ethics and Business Conduct, information security, data privacy, intellectual property, anticorruption, and other topics. We also offer a variety of webinars on health and wellness topics, fitness classes, and social engagement activities. We also partner with non-profit organizations to provide volunteer opportunities to our employees.

Available Information

Our website is located at www.arista.com and our investor relations website is located at investors.arista.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on the Investors portion of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Webcasts of our earnings calls and certain events we participate in or host with members of the investment community are on our investor relations website. Additionally, we announce investor information, including news and commentary about our business and financial performance, SEC filings, notices of investor events, and our press and earnings releases, on our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts and RSS feeds. Further corporate governance information, including our corporate governance guidelines, board committee charters, and code of conduct, is also available on our investor relations website under the heading "Governance." The contents of our websites, or information that can be accessed through our websites, are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, which could materially affect our business, financial condition, results of operations and prospects. The risks described below are not the only risks facing us. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially affect our business, financial condition, results of operations and prospects.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in Part I, Item 1A titled "Risk Factors." These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

- shipment delays could cause revenue to fall;
- some key components in our products come from sole or limited sources of supply and increases the risk of supply shortages, delays, extended lead times or costs, particularly in an industry-wide supply constrained environment;
- large purchases by a limited number of customers represent a substantial portion of our revenue;
- adverse economic and geopolitical conditions and reduced information technology and network infrastructure spending may adversely affect our business;
- our revenue and revenue growth may decline;
- our results of operations may vary significantly from period to period;
- the networking market is rapidly evolving;
- failure to successfully pursue new products and services and expand into adjacent markets could adversely affect our business;
- our gross margins vary and may be adversely affected by an increase in costs;
- we face intense competition and industry consolidation;
- we are subject to risks associated with international sales and operations;
- we face risks associated with the acquisition and integration of complementary companies, products or technologies;
- seasonal fluctuations impact revenue;
- fluctuations in currency exchange rates could adversely affect our business;
- failure to raise any needed capital on favorable terms could harm our business.

Risks Related to Customers and Sales

- if we are unable to attract new large customers or sell additional products and services to our existing customers, our revenue growth will be adversely affected;
- sales of our switches generate most of our product revenue;
- some large customers require more favorable terms;
- if we are unable to increase market awareness of our products, our revenue may not continue to grow or may decline;
- sales prices of our products and services may decrease;
- sales cycle can be long and unpredictable;
- inability to offer high quality support and services could adversely affect our business;
- declines in maintenance renewals by customers could harm our business;
- indemnification provisions under sales contracts could expose us to losses;
- we rely on distributors, systems integrators and resellers to sell our products;
- sales to government entities are subject to a number of risks and challenges;
- we are exposed to credit risk of channel partners and customers.

Risks Related to Products and Services

- product quality problems, defects, errors or vulnerabilities could harm our business;
- failure to anticipate technological shifts could harm our business;
- our products must interoperate with operating systems, software and hardware developed by others.

Risks Related to Supply Chain and Manufacturing

- managing the supply of our products and product components is complex;
- we depend on third-party manufacturers to build our products;

- future sales forecasts may be materially inaccurate which could result in incorrect levels of inventory and purchase commitments.

Risks Related to Intellectual Property and Other Proprietary Rights

- assertions by third parties of intellectual property infringement could harm our business;
- failure to protect our intellectual property rights could harm our competitive position;
- we rely on the availability of licenses to third-party software and other intellectual property;
- failure to comply with open-source software licenses could restrict our ability to sell our products;
- risk that our competitors could develop products that are similar to or better than ours because we provide access to our software and selected source code to certain partners, which creates additional risks.

Risks Related to Litigation

- we may become involved in litigation that may materially adversely affect us.

Risks Related to Cybersecurity and Data Privacy

- defects, errors or vulnerabilities in our security network products, failure of our products to detect security breaches or incidents, misuse of our products or risks of product liability could harm our business;
- breaches of our cybersecurity systems or other security breaches could harm our business and our products and result in regulatory fines, required changes to our data handling processes, and liability for damages to affected data subjects.

Risks Related to Accounting, Compliance, Regulation and Tax

- failure to maintain effective internal control over financial reporting could adversely affect our financial reporting;
- if our critical accounting estimates are based on incorrect assumptions, our results of operations could fall below analyst and investor expectations and result in a decline in the market price of our common stock;
- enhanced U.S. tax, tariff, import/export restrictions or other trade barriers may negatively affect our business;
- changes in our effective tax rate or new tax laws could adversely affect our results;
- failure to comply with government laws and regulations could harm our business;
- we are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability for violations.
- failure to comply with anti-bribery and anti-corruption laws and anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.

Risks Related to Ownership of Our Common Stock

- the trading price of our common stock is volatile and the value of your investment could decline;
- any reduction or discontinuance of our stock repurchase programs could cause the market price of our common stock to decline;
- sales of substantial amounts of our common stock could reduce the market price of our common stock;
- insiders have substantial control over us;
- our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

General Risks

- if we are unable to hire, retain and train personnel and senior management, our business could suffer;
- natural disasters, terrorism and other catastrophic events could harm our business;
- we have not paid dividends and do not intend to pay dividends for the foreseeable future.

Risks Related to Our Business and Industry

Interruptions or delays in shipments could cause our revenue for the applicable period to fall below expected levels.

We have been and could continue to be subject to manufacturing disruptions and supply chain delays. This places significant pressure on supply chain management, manufacturing, inventory and quality control management, shipping and trade compliance. Consequently, this has hindered and may continue to hinder our ability to forecast component supply, manufacturing capacity and timing of inventory receipts. A significant interruption in these critical functions has resulted and could continue to result in delayed order fulfillment or cancellation of orders, which may negatively impact our relationships with our customers, reduce future sales or otherwise adversely affect our business, financial condition, results of operations and prospects and result in a decline in the market price of our common stock.

Because some of the components in our products come from sole or limited sources of supply, we have increased our purchase commitments and are susceptible to supply shortages, extended lead times or supply changes, which could disrupt or delay our scheduled product deliveries to our end customers and may result in the loss of sales and end customers.

Our products rely on components, including merchant silicon chips, integrated circuit components, printed circuit boards, connectors, custom-tooled sheet metal and power supplies that we purchase or our contract manufacturers purchase on our behalf from a limited number of suppliers, including certain sole source providers. Generally, we do not have guaranteed supply contracts with our component suppliers, and our suppliers have suffered and could continue to suffer shortages, longer lead times, delay shipments, prioritize shipments to other vendors, decommit orders, increase prices or cease manufacturing such products or selling them to us at any time. Supply of these components worldwide have been adversely affected by the COVID-19 pandemic as well as industry consolidation and geopolitical conditions such as international trade wars like the U.S. trade war with China, Russia-Ukraine conflict and increased political tensions in Russia, Europe or Asia. Such shortages, increased component lead times, reduced allocations of components and decommitments of orders have resulted in and may continue to result in increased component prices, fewer sourcing options, unpredictability of supply, prolonged manufacturing disruptions and increased product lead times, which has and may continue to adversely impact our revenue and gross margins. In the past, we have also experienced shortages in inventory for dynamic random access memory integrated circuits, semiconductors and delayed releases of the next generation of chipset, which delayed our production and/or the release of our new products.

Although we have increased our purchase commitments to support long-term customer demand, if we are unable to obtain sufficient quantities of any of these components on commercially reasonable terms or in a timely manner, or if we are unable to obtain alternative sources for these components, shipments of our products could be delayed or halted entirely or we may be required to redesign our products. Any of these events could result in a cancellation of orders, lost sales, reduced gross margins or damage to our end customer relationships, which would adversely impact our business, financial condition, results of operations and prospects. Additionally, if our suppliers do not meet their commitments or actual demand does not directly match with our demand forecasts, it could result in excess or obsolete inventory, which we would be required to write down to its estimated realizable value, which in turn could result in lower gross margins. Our operating cash flows have also been and may continue to be negatively impacted by increased component inventories on hand or at our contract manufacturers, awaiting supply of a limited number of scarce components necessary to build and ship the completed product.

Our reliance on component suppliers also yields the potential for the infringement or misappropriation of third-party intellectual property rights due to the incorporation of such components into our products. We may not be indemnified by such component suppliers for such infringement or misappropriation claims. Any litigation for which we do not receive indemnification could require us to incur significant legal expenses in defending against such claims or require us to pay substantial royalty payments or settlement amounts that would not be reimbursed by our component suppliers.

Our product development efforts are also dependent upon the success of our continued collaboration with our key merchant silicon vendors such as Broadcom and Intel. As we develop our product roadmap, we select specific merchant silicon from these vendors for each new product. It is critical that we work in tandem with these vendors to ensure that their silicon includes improved features, that our products take advantage of such improved features, and that such vendors are able to supply us with sufficient quantities on commercially reasonable term to meet customer demand. Reliance on these relationships allows us to focus our research and development resources on our software core competencies while leveraging their investments and expertise. The merchant silicon vendors may not be successful in continuing to innovate, meet deadlines for the release of their products or produce a sufficient supply of their products. Moreover, these vendors may not collaborate with us or may become competitive with us by selling merchant silicon for "white boxes" or other products to our customers.

If our key merchant silicon vendors do not continue to innovate, if there are delays in the release of their products or supply shortages, if they no longer collaborate in such fashion or if such merchant silicon is not offered to us on commercially reasonable terms, our products may become less competitive, our own product launches could be delayed or we may be required to redesign our products to incorporate alternative merchant silicon, which could result in lost sales, reduce gross margins, damage to our customer relationships or otherwise have a material effect on revenue and business, financial condition, results of operations and prospects.

In the event of a shortage or supply interruption from our component suppliers, we may not be able to develop alternate or second sources in a timely manner. Further, long-term supply and maintenance obligations to end customers increase the duration for which specific components are required, which may increase the risk of component shortages or the cost of carrying inventory. In addition, our component suppliers change their selling prices frequently in response to market trends, including industry-wide increases in demand, and because we do not have contracts with these suppliers or guaranteed pricing, we are susceptible to availability or price fluctuations related to raw materials and components. If we are unable to pass component price increases along to our end customers or maintain stable pricing, our gross margins could be adversely affected and our business, financial condition, results of operations and prospects could suffer.

We expect large purchases by a limited number of end customers to continue to represent a substantial portion of our revenue, and any loss, delay, decline or other change in expected purchases could result in material quarter-to-quarter fluctuations of our revenue or otherwise adversely affect our results of operations.

Historically, large purchases by a relatively limited number of end customers have accounted for a significant portion of our revenue. We have experienced unpredictability in the timing of orders from these large end customers primarily due to changes in demand patterns specific to these customers, the time it takes these end customers to evaluate, test, qualify and accept our products, and the overall complexity of these large orders. For example, sales to our end customers Microsoft and Meta Platforms in fiscal 2022 collectively represented 42% of our total revenue, whereas sales to our end customer Microsoft in fiscal 2020 and 2021 amounted to 22% and 15% of our revenues, respectively, with our end customer Meta Platforms representing less than 10% of our revenues in both fiscal 2020 and 2021. This variability in customer concentration has been linked to the timing of new product deployments and spending cycles with these customers, and we expect continued variability in our customer concentration and timing of sales on a quarterly and annual basis. In addition, we typically provide pricing discounts to large end customers, which may result in lower margins for the period in which such sales occur.

As a consequence of the concentrated nature of our customer base and their purchasing behavior, our quarterly revenue and results of operations have fluctuated from quarter to quarter and are difficult to estimate. Changes in the business requirements or focus, upgrade cycles, vendor selection, project prioritization, manner in which spending allocations are assigned among multiple vendors based upon specific network roles or projects, financial prospects, lack of growth of our customers, capital resources and expenditures or purchasing behavior and deceleration in spending of our key end customers could significantly decrease our sales to such end customers or could lead to delays, reductions or cancellations of planned purchases of our products or services.

Moreover, because our sales are based primarily on purchase orders, our customers may cancel, delay, reduce or otherwise modify their purchase commitments with little or no notice to us. For example, due to manufacturing and supply chain disruptions and increased product lead times, end customers may be placing orders in advance of demand to ensure supply. End customers may decide to delay or cancel such orders for any reason including if economic conditions worsen. This limited visibility regarding our end customers' product needs, the timing and quantity of which could vary significantly, requires us to rely on estimated demand forecasts to determine how much material to purchase and product to manufacture. Our failure to accurately forecast demand can lead to product shortages which could lead to delays in fulfilling current and future purchase orders that can impede production by our customers and harm our customer relationships. And, in the event of any cancellations or reductions of orders, or any reductions in future demand, we may not have enough time to reduce operating expenses to mitigate the effect of the lost revenue on our business, and in addition, could incur increased excess and obsolete inventory charges, all of which could materially affect our operating results.

We may be unable to sustain or increase our revenue from our large end customers, grow revenues with new or other existing end customers at the rate we anticipate or at all, or offset the decline or discontinuation of concentrated purchases by our larger end customers with purchases by new or existing end customers. These customers could choose to divert all or a portion of their business with us to one of our competitors, re-assign spending allocations, increase their adoption of "white box" solutions and open source network operating systems, demand pricing concessions for our services, require us to provide enhanced services that increase our costs, or reduce their spending levels. If these factors drove some of our large customers to cancel all or a portion of their business relationships with us, the growth in our business and the ability to meet our current and long-term financial forecasts may be materially impacted. We expect that such concentrated purchases will continue to contribute materially to our revenue for the foreseeable future and that our results of operations may fluctuate materially as a result of such larger end customers' buying patterns. In addition, we may see consolidation of our customer base, such as among Internet companies and cloud service providers, which could result in loss of end customers. The loss of such end customers, or a significant delay or reduction in their purchases, including reductions or delays due to customer departures from recent buying patterns, or an unfavorable change in competitive conditions could materially harm our business, financial condition, results of operations and prospects.

Adverse economic conditions, continuing uncertain economic conditions or reduced information technology and network infrastructure spending may adversely affect our business, financial condition, results of operations and prospects.

Our business depends on the overall demand for information technology, network connectivity and access to data and applications. Weak domestic or global economic conditions and continuing economic uncertainty, fear or anticipation of such conditions, a recession, international trade disputes, global pandemics such as the COVID-19 pandemic, or a reduction in information technology and network infrastructure spending even if economic conditions improve, could adversely affect our business, financial condition, results of operations and prospects in a number of ways, including longer sales cycles, lower prices for our products and services, higher default rates among our distributors, reduced unit sales and lower or no growth. In addition, the global macroeconomic environment could be negatively affected by, among other things, epidemics, instability in global economic markets, increased U.S. trade tariffs and trade disputes between the U.S., China and other countries, inflationary pressures, higher interest rates, instability in the global credit markets, the impact and uncertainty regarding global central bank monetary policy, instability in the geopolitical environment, the Russia-Ukraine conflict, political tensions between Taiwan and China, political demonstrations, and foreign governmental debt concerns which have caused, and are likely to continue to cause, uncertainty and instability in local economies and in global financial markets.

In addition, business disruptions and supply chain and manufacturing disruptions may result in customers delaying or canceling capital expenditures on information technology and network infrastructure, which may affect the overall demand for our products. End customers may also be placing orders in advance of demand to ensure supply. Continuing or worsening economic instability could result in a cancellation of such orders or otherwise adversely affect spending for IT, network infrastructure, systems and tools, and limit our ability to forecast future demand for our products, which could reduce expected revenues or result in a write-down of excess or obsolete inventory. A downturn or a recession may also significantly affect financing markets, the availability of capital and the terms and conditions of any financing arrangements, including the overall cost of financing as well as the financial health or creditworthiness of our end customers. Circumstances may arise in which we need, or desire, to raise additional capital, and such capital may not be available on commercially reasonable terms, or at all.

Our revenue and our revenue growth rates are volatile and may decline.

Our revenue growth rates in previous periods may not be indicative of our future performance. We have experienced annual revenue growth rates of 48.6%, 27.2%, -3.9%, and 12.1% in 2022, 2021, 2020, and 2019, respectively. In the future, our revenue growth rates will continue to be volatile due to cyclical trends in our business, and as we become more penetrated in our existing customer base and product markets and look to enter and expand into new markets. In addition, industry-wide supply constraints have resulted in manufacturing and shipment delays, which have and could continue to negatively affect the timing of revenue recognition. These manufacturing and supply chain disruptions, if unresolved, could also result in the cancellation of orders by customers, reduced demand from existing customers in future periods, and increased difficulty in adding new customers. Other factors may also contribute to declines in our growth rates, including changes in demand for our products and services, particularly from our large end customers, changes in capital spending by our large end customers, increased competition, price sensitivities from our customers to increases in our pricing, our ability to successfully manage our expansion or continue to capitalize on growth opportunities, the maturation of our business, the Russia-Ukraine conflict, a potential global economic downturn or recession, and other general economic and international trade conditions such as political tensions between Taiwan and China and international trade wars involving the U.S. and China and other countries, and our ability to be successful in adjacent markets, such as campus switching, WiFi networking markets and network security markets. For example, we have experienced volatility in demand from certain of our large end customers. Overall demand from larger customers may decline in future periods, which would impact our future revenue growth. You should not rely on our revenue for any prior quarterly or annual period as an indication of our future revenue or revenue growth. If we are unable to maintain consistent revenue or revenue growth, our business, financial condition, results of operations and prospects could be materially adversely affected and our stock price could be volatile.

Our results of operations may vary significantly from period to period and be unpredictable and if we fail to meet the expectations of analysts or investors or our previously issued financial guidance, or if any forward-looking financial guidance does not meet the expectation of analysts or investors, the market price of our common stock could decline substantially.

Our results of operations have historically varied from period to period, and we expect that this trend will continue. As a result, you should not rely upon our past financial results for any period as indicators of future performance. Our results of operations in any given period can be influenced by a number of factors, many of which are outside of our control and may be difficult to predict, including:

- general economic conditions, both domestically and in foreign markets, and disruptions in our business and the markets due to, among other things, recessionary risks and a global economic downturn, higher interest rates, monetary policy shifts, inflationary pressures, supply chain and labor shortages, the COVID-19 pandemic, potential disruptions from the Russia-Ukraine conflict, political tensions between Taiwan and China and international trade wars involving the U.S. and China and other countries;
- our inability to fulfill our end customers' orders, the cancellation of orders, the reduction in future demand for our products by our end customers or increased difficulty in adding new customers due to the unavailability or unpredictable supply of inventory, supply chain delays, access to key commodities or technologies, manufacturing disruptions or other events that impact our manufacturers or their suppliers;
- deferral, reduction or cancellation of orders from end customers, due to long lead times, announcements by us or other competitors of new products or product enhancements, warranty returns, general economic conditions or other factors;
- our ability to increase sales to existing customers and attract new end customers, including large end customers;
- the budgeting, sales, implementation and refresh cycles, purchasing practices and buying patterns of end customers, including large end customers who generally receive lower pricing terms due to volume discounts and who may or may not make large bulk purchases in certain quarters or who may elect to re-assign allocations to multiple vendors based upon specific network roles or projects or who may be placing orders in advance of demand to ensure supply;
- changes in the growth rate of existing or new customers, including large end customers and service providers, changes in end-customer, distributor or reseller requirements or market needs, and changes in growth rates of the networking market;
- the cost and potential outcomes of existing and future litigation;
- increased expenses resulting from increases in component, production and logistics costs resulting from factors such as global inflationary pressures and shortages in supply for semiconductors, or the tariffs imposed by the U.S. on goods from other countries and tariffs imposed by other countries on U.S. goods, including the tariffs implemented by the U.S. government on various imports from China;
- changes in our pricing policies, whether initiated by us or as a result of competition;
- the amount and timing of operating costs and capital expenditures related to the operation and expansion of our business;
- difficulty forecasting, budgeting and planning due to limited visibility beyond the first two quarters into the spending plans of current or prospective customers;
- excess or obsolete inventory resulting in write-downs;
- the inclusion of any acceptance provisions in our customer contracts or any delays in acceptance of those products;
- the actual or rumored timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our industry, including consolidation among our competitors or end customers;
- our ability to successfully expand our business domestically and internationally;
- our ability to increase the size and production of our sales or distribution channel, or any disruption in, or termination of, our sales or distribution channels;
- decisions by potential end customers to purchase our networking solutions from larger, more established vendors, white box vendors or their primary network equipment vendors;
- disruptions caused by pandemics, such as the COVID-19 pandemic, and the government restrictions in response to the pandemic;
- insolvency or credit difficulties confronting our end customers, which could adversely affect their ability to purchase or pay for our products and services, or confronting our key suppliers, including our sole source suppliers, which could disrupt our supply chain;
- seasonality or cyclical fluctuations in our markets;
- future accounting pronouncements or changes in our accounting policies;
- our overall effective tax rate, including impacts caused by any reorganization in our corporate structure, any changes in our valuation allowance for domestic deferred tax assets and any new legislation or regulatory developments;
- increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates, as an increasing portion of our expenses are incurred and paid in currencies other than the U.S. dollar;
- increases in cybersecurity threats, including security threats from state sponsors; and

- other risk factors described in this Annual Report on Form 10-K.

Any one of the factors above or the cumulative effect of several of the factors described above may result in significant fluctuations in our financial and other results of operations and may cause the market price of our common stock to decline. This variability and unpredictability could result in our failure to meet our revenue, gross margins, results of operations or other expectations contained in any forward looking financial guidance we have issued or the expectations of securities analysts or investors for a particular period. If we fail to meet or exceed such guidance or expectations for these or any other reasons, the market price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits. In the past, we have failed to meet investor financial expectations and the market price of our common stock declined.

The networking market is rapidly evolving. If this market does not evolve as we anticipate or our target end customers do not adopt our networking solutions, we may not be able to compete effectively, and our ability to generate revenue will suffer.

A substantial portion of our business and revenue depends on the growth and evolution of the networking market. The market demand for networking solutions has increased in recent years as end customers have deployed larger, more sophisticated networks and have increased the use of virtualization and cloud computing. The continued growth of this market will be dependent upon many factors including but not limited to the adoption of and demand for our end customers' products and services, the expansion, evolution and build out of our end customers' networks, the capacity utilization of existing network infrastructures, changes in the technological requirements for the products and services to be deployed in these networks, the amount and mix of capital spending by our end customers, the development of network switches and cloud service solutions by our large end customers for internal use, the financial performance and prospects of our end customers, the availability of capital resources to our end customers, changes in government regulation that could impact networking business models including those regulations related to cybersecurity, privacy, data protection and net neutrality, our ability to provide networking solutions that address the needs of end customers more effectively and economically than those of other competitors or existing technologies and general economic conditions.

If the networking solutions market does not develop in the way we anticipate or otherwise experiences a slow-down, if our solutions do not offer benefits compared to competing networking products or if end customers do not recognize the benefits that our solutions provide, then our business, financial condition, results of operations and prospects could be materially adversely affected.

We pursue new product and service offerings and expand into adjacent markets, and if we fail to successfully carry out these initiatives, our business, financial condition, or results of operations could be adversely impacted.

We have made substantial investments to develop new products and services and enhancements to existing products through our acquisitions and internal research and development efforts to expand our product offerings and maintain our revenue growth. If we are unable to anticipate technological changes in our industry by introducing new or enhanced products and services in a timely and cost-effective manner or if we fail to introduce products and services that meet market demand, we may lose our competitive position, our products may become obsolete, and our business, financial condition or results of operations could be adversely affected. For example, with our recently introduced 400 GbE and 800 GbE products, our ability to continue to maintain our competitive position with our customers will depend on our ability to deliver these new products in a timely manner and our customers' acceptance of these products. In addition, the evaluation, testing and qualification of our new products by our customers may be lengthy and may require contractual acceptance clauses, which could delay our revenue recognition and impact our revenue and deferred revenue balances.

Additionally, from time to time, we invest in expansion into adjacent markets, including campus switching, WiFi networking and network security markets. Although we believe these solutions are complementary to our current offerings, we have less experience and a more limited operating history in these markets, and our efforts in this area may not be successful. Expanding our services in existing and new markets and increasing the depth and breadth of our presence imposes significant burdens on our marketing, compliance, and other administrative and managerial resources. Our plan to expand and deepen our market share in our existing markets and possibly expand into additional markets is subject to a variety of risks and challenges. Our success in these new markets depends on a variety of factors, including but not limited to our ability to develop new products, new product features and services that address the customer requirements for these markets, attract a customer base in markets in which we have less experience, compete with new and existing competitors in these adjacent markets, and gain market acceptance of our new products.

Developing our products is expensive, and the investment in product development may involve a long payback cycle. We expect to continue to invest heavily in software development in order to expand the capabilities of our cloud networking platform and introduce new products and features. We expect that our results of operations will be impacted by the timing and size of these investments. These investments may take several years to generate positive returns, if ever.

Additionally, future market share gains may take longer than planned and cause us to incur significant costs. If we are unable to attract new large end customers or to sell additional products and services to our existing end customers, our revenue growth will be adversely affected and our revenue could decrease. Difficulties in any of our new product development efforts or our efforts to enter adjacent markets could adversely affect our operating results and financial condition.

We expect our gross margins to vary over time and may be adversely affected by numerous factors.

We expect our gross margins to vary over time and the gross margins we have achieved in recent years may not be sustainable and may be adversely affected in the future by numerous factors, including but not limited to the mix of sales to large end customers who generally receive lower pricing, increases in component, production and logistics costs resulting from factors such as global inflationary pressures and shortages in supply for semiconductors and other components, geographic or product mix, increased price competition, introduction of new products and new business models including the sale and delivery of more software and subscription solutions, entry into new markets or growth in lower margin markets, entry in markets with different pricing and cost structures, pricing discounts given to customers, costs associated with defending intellectual property infringement and other claims and the potential outcomes of such disputes, higher levels of excess or obsolete inventory and inventory holding charges as a result of extended demand planning horizons due to industry-wide supply chain shortages, changes in shipment volumes, the timing of revenue recognition and revenue deferrals, increased costs arising from tariffs, increased costs arising from epidemics, changes in distribution channels, increased warranty costs, and our ability to execute our operating plans. In addition, inflationary pressures and shortages have increased and we expect will continue to increase costs for certain materials, components, supplies and services. As a result of cost inflation in our supply chain, we implemented targeted price increases in 2022. However, this could result in a decrease in demand for our products which would decrease revenue. If these effects continue for a prolonged period or result in sustained economic stress or recession, many of the risk factors identified in this risk factors section could be heightened. We determine our operating expenses largely on the basis of anticipated revenues and a high percentage of our expenses are fixed in the short and medium term. As a result, a failure or delay in generating or recognizing revenue could cause significant variations in our operating results and operating margin from quarter to quarter. Failure to sustain or improve our gross margins reduces our profitability and may have a material adverse effect on our business and stock price.

We face intense competition, especially from larger, well-established companies and industry consolidation may lead to further increased competition, which may harm our business, financial condition, results of operations and prospects.

The markets in which we compete, including the markets for data center, campus networking and network security, are intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and our failure to increase, or the loss of, market share, any of which would likely seriously harm our business, financial condition, results of operations and prospects.

The data center and campus networking markets have been historically dominated by Cisco, with competition also coming from other large network equipment and system vendors, including Extreme Networks, Dell/EMC, Hewlett Packard Enterprise, and Juniper Networks. Most of our competitors and some strategic alliance partners have made acquisitions and/or have entered into or extended partnerships or other strategic relationships to offer more comprehensive product lines, including cloud networking solutions and network security. For example, Cisco acquired Acacia Communications, Broadcom acquired Brocade Communications Systems, Extreme Networks purchased certain data center networking assets from Broadcom/ Brocade and Avaya, Dell acquired EMC, and Hewlett Packard Enterprise acquired Aruba Networks. This industry consolidation may lead to increased competition and may harm our business. Large system vendors are increasingly seeking to deliver top-to-bottom cloud networking solutions to end customers that combine cloud-focused hardware and software solutions to provide an alternative to our products. We expect this trend to continue as companies attempt to strengthen their market positions in an evolving industry and as companies are acquired or are unable to continue operations. Industry consolidation may result in stronger competitors that are better able to compete with us, and this could lead to more variability in our results of operations and could have a material adverse effect on our business, the pricing of our solutions, financial condition, results of operations and prospects.

We also face competition from other companies and new market entrants, including current technology partners, suppliers and end customers or other cloud service providers who may acquire or develop network switches and cloud service solutions for internal use and/or to broaden their portfolio of products to market and sell to customers. Some of these competitors are developing networking products based on off-the-shelf or commoditized hardware technology, or "white box" hardware, particularly where an end customer's network strategy seeks to emphasize deployment of such product offerings or adopt a disaggregated approach to the procurement of hardware and software. End customers may also increase their adoption of networking solutions based upon open-source network operating systems that may be provided for free and used either on "white box" or proprietary hardware. The entrance of new competitors into our markets or the increased adoption of these new technology solutions or consumption models may cause downward pricing pressures, result in lost sales or otherwise have a material adverse effect on our business, prospects, financial condition and operating results.

Our relationships with our strategic alliance partners or suppliers may also shift as industry dynamics changes. If strategic alliance partners acquire or develop competitive products or services, our relationship with those partners may be adversely impacted, which could lead to more variability to our results of operations and impact the pricing of our solutions.

Many of our existing and potential competitors enjoy substantial competitive advantages, such as greater name recognition and longer operating histories, larger sales and marketing budgets and resources, broader distribution and established relationships with channel partners and end customers, the ability to leverage their sales efforts across a broader portfolio of products, the ability to bundle competitive offerings with other products and services, the ability to develop their own silicon chips, the ability to set more aggressive pricing policies, lower labor and development costs, greater resources to make acquisitions, larger intellectual property portfolio, and substantially greater financial, technical, research and development or other resources.

In addition, large competitors may have more extensive relationships with and within existing and potential end customers that provide them with an advantage in competing for business with those end customers. For example, certain large competitors encourage end customers of their other products and services to adopt their data networking solutions through discounted bundled product packages. Our ability to compete will depend upon our ability to provide a better solution than our competitors at a more competitive price. We may be required to make substantial additional investments in research, development, marketing and sales in order to respond to competition, and we cannot assure you that these investments will achieve any returns for us or that we will be able to compete successfully in the future.

We also expect increased competition if our market continues to expand. As we continue to expand globally, we have seen and continue to see new competition in different geographic regions. In particular, we have experienced and could continue to experience price-focused competition from competitors in Asia, especially from China. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing, and sales positions in those markets, as well as those with greater resources, including technical and engineering resources, than we do. Conditions in our market could change rapidly and significantly as a result of technological advancements or other factors.

We are subject to a number of risks associated with the expansion of our international sales and operations.

Our ability to grow our business and our future success will depend to a significant extent on our ability to expand our operations and customer base worldwide. Many of our customers, resellers, partners, suppliers and manufacturers operate around the world. Operating in a global marketplace, we are subject to risks associated with having an international reach and compliance and regulatory requirements. Our international sales and operations are subject to a number of risks, including the following:

- ability to establish necessary business relationships and to comply with local business requirements, including distributor and reseller relationships;
- greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods and non-standard terms with customers related to payment, warranties or performance obligations;
- increased management complexity involved in, and expenses incurred in establishing and maintaining our international operations;
- fluctuations in exchange rates between the U.S. dollar and foreign currencies where we do business;

- general economic and political conditions in these foreign markets;
- risks associated with U.S. and foreign legal requirements, including those relating to anti-corruption, anti-bribery, privacy, data protection and the importation, certification and localization of our products in foreign countries;
- risks associated with U.S. government trade restrictions, including those which may impose restrictions, including prohibitions on the exportation, re-exportation, sale, shipment or other transfer of programming, technology, components, and/or services to foreign persons;
- risks of unexpected changes in regulatory practices, tariffs and tax laws and treaties;
- greater risk of unexpected changes in tariffs imposed by the U.S. and other countries;
- deterioration of political relations between the U.S. and China, Russia, the United Kingdom and the EU, which could have a material adverse effect on our sales and operations as well as our supply chain in these countries;
- the uncertainty of protection for intellectual property rights in some countries; and
- heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

These and other factors could harm our ability to gain future international revenue and, consequently, materially affect our business, financial condition, results of operations and prospects. Expanding our existing international operations and entering into additional international markets will require significant management attention and financial commitments. Our failure to successfully manage our international operations and the associated risks effectively could limit our future growth or materially adversely affect our business, financial condition, results of operations and prospects.

We have invested and may continue to invest in or acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our business, financial condition, results of operations and prospects.

As part of our business strategy, we have made and could continue to make investments in complementary companies, products or technologies which could involve licenses, additional channels of distribution, discount pricing or investments in or acquisitions of other companies. For example, we completed the acquisition of Untangle Holdings and Pluribus Networks in 2022 which required management to focus efforts on integrating these acquisitions with the company. We may not be able to find suitable investment or acquisition candidates and we may not be able to complete such investments or acquisitions on favorable terms, if at all. If we do complete investments or acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any investments or acquisitions we complete could be viewed negatively by our end customers, investors and securities analysts. Through acquisitions, we continue to expand into new markets and new market segments and we may experience challenges in entering into new market segments for which we have not previously manufactured and sold products, including facing exposure to new market risks, difficulty achieving expected business results due to a lack of experience in new markets, products or technologies or the initial dependence on unfamiliar distribution partners or vendors.

In addition, investments and acquisitions may result in unforeseen operating difficulties and expenditures. For example, if we are unsuccessful at integrating any acquisitions or retaining key talent from those acquisitions, or the technologies associated with such acquisitions, into our company, the business, financial condition, results of operations and prospects of the combined company could be adversely affected. We may have difficulty retaining the employees of any acquired business or the acquired technologies or research and development expectations may prove unsuccessful. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. We may not successfully evaluate or utilize the acquired technology or personnel or accurately forecast the financial effects of an acquisition transaction, including accounting charges. Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities. We may not be successful in retaining or expanding the customers and sales activities of any acquired business or in realizing the expected operational and cost efficiencies anticipated with the acquisition. We may have to pay cash, incur debt or issue equity securities to pay for any such investment or acquisition, each of which could adversely affect our financial condition or the market price of our common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. Moreover, if the investment or acquisition becomes impaired, we may be required to take an impairment charge, which could adversely affect our financial condition or the market price of our common stock.

Seasonality may cause fluctuations in our revenue and results of operations.

We operate on a December 31st year end and have typically experienced higher sequential product revenue growth in the fourth quarter, followed by revenue that is sequentially flat-to-declining in the first quarter of the following year. We believe that this seasonality results from a number of factors, including the procurement, budgeting and deployment cycles of many of our end customers. Our rapid historical growth may have reduced the impact of seasonal or cyclical factors that might have influenced our business to date. If our increasing size causes our growth rate to slow, seasonal or cyclical variations in our operations may become more pronounced over time and may materially affect our business, financial condition, results of operations and prospects. In addition, industry-wide supply chain shortages have resulted in extended lead times and have impacted, and may continue to impact our ability to manufacture and ship products to our customers in a timely manner, which may disrupt typical seasonal trends.

We are exposed to fluctuations in currency exchange rates, which could adversely affect our business, financial condition, results of operations and prospects.

Our sales contracts are primarily denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk; however, as a result of the strengthening U.S. dollar, there has been an increase in the cost of our products to our end customers outside of the U.S., which could adversely affect our business, financial condition, results of operations and prospects. In addition, a decrease in the value of the U.S. dollar relative to foreign currencies could increase our product and operating costs in foreign locations. Further, a portion of our operating expenses is incurred outside the U.S., is denominated in foreign currencies and is subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with the currency fluctuations, our business, financial condition, results of operations and prospects could be adversely affected.

If we needed to raise additional capital to expand our operations, invest in new products or for other corporate purposes, our failure to do so on favorable terms could reduce our ability to compete and could harm our business, financial condition, results of operations and prospects.

We expect that our existing cash and cash equivalents, will be sufficient to meet our anticipated cash needs for the foreseeable future. If we did need to raise additional funds to expand our operations, invest in new products or for other corporate purposes, we may not be able to obtain additional debt or equity financing on favorable terms. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the market price of our common stock could decline. Furthermore, if we engage in debt financing, the holders of such debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness or impose other restrictions on our business. We may also be required to take other actions that would otherwise be in the interests of the debt holders, including maintaining specified liquidity or other ratios, any of which could harm our business, financial condition, results of operations and prospects. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things, enhance our products and services, expand our sales and marketing and research and development organizations, acquire complementary technologies, products or businesses, and respond to competitive pressures or unanticipated working capital requirements. Our failure to do any of these things could seriously harm our business, financial condition, results of operations and prospects.

<u>Risks Related to Customers and Sales</u>

If we are unable to attract new large end customers or to sell additional products and services to our existing end customers, our revenue growth will be adversely affected and our revenue could decrease.

To increase our revenue, we must add new end customers, especially large end customers, and sell additional products and services to existing end customers. For example, one of our sales strategies is to target specific projects at our current end customers because they are familiar with the operational and economic benefits of our solutions, thereby reducing the sales cycle into these customers. We also believe the opportunity with current end customers is significant given their existing infrastructure and expected future spend. Another one of our sales strategies is focused on increasing penetration in the enterprise and campus markets. However, sales strategies focused on expansion to adjacent markets can require more time and effort since enterprise and campus end customers typically start with small purchases, and there is often a long testing period. For this reason, in order to grow our revenue, it is important for us to attract new large end customers. Some factors that may limit our ability to attract new large end customers include, but are not limited to, saturation with certain large cloud networking customers, competition, decreased capital spending by such customers, a limited number of such customers, and a decline in growth at such customers. If we fail to attract new large end customers, including enterprise and campus end customers, or fail to reduce the sales cycle and sell additional products to our existing end customers, our business, financial condition, results of operations and prospects will be harmed.

Sales of our switches generate most of our product revenue, and if we are unable to continue to grow sales of these products, our business, financial condition, results of operations and prospects will suffer.

Historically, we have derived substantially all of our product revenue from sales of our switches, and we expect to continue to do so for the foreseeable future. We have experienced declines in sales for our products, including our 10 Gigabit Ethernet modular and fixed switches. A decline in the price of switches and related services, or our inability to increase sales of these products, would harm our business, financial condition, results of operations and prospects more seriously than if we derived significant revenue from a larger variety of product lines and services. Our future financial performance will also depend upon successfully developing and selling next-generation versions of our switches. If we fail to deliver new products, new features, or new releases that end customers want and that allow us to maintain leadership in what will continue to be a competitive market environment, our business, financial condition, results of operations and prospects will be harmed.

Our large end customers generally require more favorable terms and conditions from their vendors and may request price concessions. As we seek to sell more products to these end customers, we may be required to agree to terms and conditions that may have an adverse effect on our business or ability to recognize revenue.

Our large end customers have significant purchasing power and, as a result, generally receive more favorable terms and conditions than we typically provide to other end customers, including lower prices, bundled upgrades, extended warranties, acceptance terms, indemnification terms and extended return policies and other contractual rights. As we seek to sell more products to these large end customers, an increased mix of our shipments may be subject to such terms and conditions, which may reduce our margins or affect the timing of our revenue recognition and thus may have an adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to increase market awareness or acceptance of our company and our new products and services, our revenue may not continue to grow or may decline.

We have not yet established broad market awareness or acceptance of our new products and services, including new products we introduced in the campus workspace and network security markets. Market awareness of our value proposition and products and services will be essential to our continued growth and our success, particularly for the service provider and broader enterprise markets. If our marketing efforts are unsuccessful in creating market awareness of our company and our products and services or in gaining access to new customer markets, or if these new products and services are not accepted by customers, then our business, financial condition, results of operations and prospects will be adversely affected, and we will not be able to achieve sustained growth.

The sales prices of our products and services may decrease, which may reduce our gross profits and adversely affect our results of operations.

The sales prices for our products and services may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of products and services, the introduction of new products and services by us or by our competitors including the adoption of "white box" solutions, promotional programs, or broader macroeconomic factors. In addition, we have provided, and plan to continue to in the future provide, pricing discounts to large end customers, which may result in lower margins for the period in which such sales occur. Our gross margins may also fluctuate as a result of the timing of such sales to large end customers.

We have historically experienced declines in sales prices for our products and services. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products and services that compete with ours or may bundle them with other products and services. Additionally, although we generally price our products and services worldwide in U.S. dollars, currency fluctuations in certain countries and regions may adversely affect actual prices that partners and end customers are willing to pay in those countries and regions. Furthermore, sales prices and gross profits for our products may decrease over product life cycles. Decreased sales prices for any reason may reduce our gross profits and adversely affect our result of operations.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

The timing of our sales and revenue recognition is difficult to predict because of the length and unpredictability of our products' sales cycles. A sales cycle is the period between initial contact with a prospective end customer and any sale of our products. End-customer orders often involve the purchase of multiple products. These orders are complex and difficult to complete because prospective end customers generally consider a number of factors over an extended period of time before committing to purchase the products and solutions we sell. End customers, especially our large end customers, often view the purchase of our products as a significant and strategic decision and require considerable time to evaluate, test and qualify our products prior to making a purchase decision and placing an order. The length of time that end customers devote to their evaluation, contract negotiation and budgeting processes varies significantly. In addition, customers may delay upgrades to their network infrastructure which extends the upgrade and sales cycle. Our products' sales cycles can be lengthy in certain cases, especially with respect to our prospective large end customers. During the sales cycle, we expend significant time and money on sales and marketing activities and make investments in evaluation equipment, all of which lower our operating margins, particularly if no sale occurs. Even if an end customer decides to purchase our products, there are many factors affecting the timing of our recognition of revenue, which makes our revenue difficult to forecast. For example, there may be unexpected delays in an end customer's internal procurement processes, particularly for some of our larger end customers for which our products represent a very small percentage of their total procurement activity. In addition, due to macroeconomic uncertainties, the sales cycle may be extended and there may be delays and reductions of expenditures and cancellations by end customers. There are many other factors specific to end customers that contribute to the timing of their purchases and the variability of our revenue recognition, including the strategic importance of a particular project to an end customer, budgetary constraints and changes in their personnel.

Even after an end customer makes a purchase, there may be circumstances or terms relating to the purchase that delay our ability to recognize revenue from that purchase. In addition, the significance and timing of our product enhancements, and the introduction of new products by our competitors, may also affect end customers' purchases. For all of these reasons, it is difficult to predict whether a sale will be completed, the particular period in which a sale will be completed or the period in which revenue from a sale will be recognized. If our sales cycles lengthen, our revenue could be lower than expected, which would have an adverse effect on our business, financial condition, results of operations and prospects.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services could have a material adverse effect on our business, financial condition, results of operations and prospects.

Once our products are deployed within our end customers' networks, our end customers depend on our support organization and our channel partners to resolve any issues relating to our products. High-quality support is critical for the successful marketing and sale of our products. If we or our channel partners do not assist our end customers in deploying our products effectively, do not succeed in helping our end customers resolve post-deployment issues quickly or do not provide adequate ongoing support, or if we experience quality issues with these new products, it could adversely affect our ability to sell our products to existing end customers and could harm our reputation with potential end customers. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. Our failure or the failure of our channel partners to maintain high-quality support and services could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business depends on end customers renewing their maintenance and support contracts. Any decline in maintenance renewals could harm our future business, financial condition, results of operations and prospects.

We typically sell our products with maintenance and support as part of the initial purchase, and a portion of our annual revenue comes from renewals of maintenance and support contracts. Our end customers have no obligation to renew their maintenance and support contracts after the expiration of the initial period, and they may elect not to renew their maintenance and support contracts, to renew their maintenance and support contracts at lower prices through alternative channel partners or to reduce the product quantity under their maintenance and support contracts, thereby reducing our future revenue from maintenance and support contracts. If our end customers, especially our large end customers, do not renew their maintenance and support contracts or if they renew them on terms that are less favorable to us, our revenue may decline and our business, financial condition, results of operations and prospects will suffer.

Our standard sales contracts contain indemnification provisions requiring us to defend our end customers against third-party claims, including against infringement of certain intellectual property rights that could expose us to losses which could seriously harm our business, financial conditions, results of operations and prospects.

Under the indemnification provisions of our standard sales contracts, we agree to defend our end customers and channel partners against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay judgments entered on such claims. An adverse ruling in such litigation may potentially expose us to claims in the event that claims are brought against our customers based on the ruling and we are required to indemnify such customers.

Our exposure under these indemnification provisions is frequently limited to the total amount paid by our end customer under the agreement. However, certain agreements include indemnification provisions that could potentially expose us to losses in excess of the amount received under the agreement. Any of these events, including claims for indemnification, could seriously harm our business, financial condition, results of operations and prospects.

In addition to our own direct sales force, we rely on distributors, systems integrators and value-added resellers to sell our products, and our failure to effectively develop, manage or prevent disruptions to our distribution channels and the processes and procedures that support them could cause a reduction in the number of end customers of our products.

Our future success is highly dependent upon maintaining our relationships with distributors, systems integrators and value-added resellers and establishing additional sales channel relationships. We anticipate that sales of our products to a limited number of channel partners will continue to account for a material portion of our total product revenue for the foreseeable future. We provide our channel partners with specific training and programs to assist them in selling our products, but these steps may not be effective. In addition, our channel partners may be unsuccessful in marketing, selling and supporting our products and services. If we are unable to develop and maintain effective sales incentive programs for our channel partners, we may not be able to incentivize these partners to sell our products to end customers. These partners may have incentives to promote our competitors' products to the detriment of our own or may cease selling our products altogether. One of our channel partners could elect to consolidate or enter into a strategic partnership with one of our competitors, which could reduce or eliminate our future opportunities with that channel partner. Our agreements with our channel partners may generally be terminated for any reason by either party with advance notice. We may be unable to retain these channel partners or secure additional or replacement channel partners. The loss of one or more of our significant channel partners requires extensive training, and any new or expanded relationship with a channel partner may take several months or more to achieve productivity.

Where we rely on the channel partners for sales of our products, we may have little or no contact with the ultimate users of our products that purchase through such channel partners, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing end-customer requirements, estimate end-customer demand and respond to evolving end-customer needs. In addition, our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresent the functionality of our products or services to end customers, fail to comply with their contractual obligations or violate laws or our corporate policies. If we fail to effectively manage our existing sales channels, or if our channel partners are unsuccessful in fulfilling the orders for our products, if we are unable to enter into arrangements with, and retain a sufficient number of, high-quality channel partners in each of the regions in which we sell products and keep them motivated to sell our products, our ability to sell our products and our business, financial condition, results of operations and prospects will be harmed.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

We anticipate increasing our sales efforts to U.S. and foreign, federal, state and local governmental end customers in the future. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. The substantial majority of our sales to date to government entities have been made indirectly through our channel partners. Government certification requirements for products like ours may change and, in doing so, restrict our ability to sell into the government sector until we have attained revised certifications. Government demand and payment for our products and services may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Government entities may have statutory, contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default. Selling to government entities may also require us to comply with various regulations that are not applicable to sales to non-government entities, including regulations that may relate to pricing, prohibitions against use of certain foreign components in our products and services, anti-corruption and other matters. The U.S. government may require certain products that it purchases to be manufactured in, or may require that products it purchases contain a certain threshold of "domestic origin" components from, the U.S. and other relatively high-cost manufacturing locations, and we may not manufacture all products in locations that meet these requirements.

Complying with these regulations may also require us to put in place controls and procedures to monitor compliance with applicable regulations that may be costly or not possible. Governments also routinely investigate and audit government contractors' administrative processes and contract compliance. Failure to comply with the terms of our government contracts or applicable regulations, or an unfavorable audit, could result in the government ceasing to buy our products and services, a reduction of revenue, fines or civil or criminal liability, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to the credit risk of our channel partners and some of our end customers, which could result in material losses.

Most of our sales are on an open credit basis, with standard payment terms of 30 days in the United States and, because of local customs or conditions, longer in some markets outside the U.S. We monitor individual end-customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe the end customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts. We are unable to recognize revenue from shipments until the collection of those amounts becomes reasonably assured. Any significant delay or default in the collection of significant accounts receivable could result in an increased need for us to obtain working capital from other sources, possibly on worse terms than we could have negotiated if we had established such working capital resources prior to such delays or defaults. Any significant default could adversely affect our results of operations and delay our ability to recognize revenue.

A material portion of our sales is derived through our distributors, systems integrators and value-added resellers. Some of our distributors, systems integrators and value-added resellers may experience financial difficulties, which could adversely affect our collection of accounts receivable. Distributors tend to have more limited financial resources than other systems integrators, value-added resellers and end customers. Distributors represent potential sources of increased credit risk because they may be less likely to have the reserve resources required to meet payment obligations. Our exposure to credit risks of our channel partners may increase if our channel partners and their end customers are adversely affected by global or regional economic conditions. One or more of these channel partners could delay payments or default on credit extended to them, either of which could materially adversely affect our business, financial condition, results of operations and prospects.

<u>Risks Related to Products and Services</u>

Product quality problems, defects, errors or vulnerabilities in our products or services could harm our reputation and adversely affect our business, financial condition, results of operations and prospects.

We produce highly complex products that incorporate advanced technologies, including both hardware and software technologies. Despite testing prior to their release, our products may contain undetected defects or errors, especially when first introduced or when new versions are released. Product defects or errors could affect the performance of our products, could result in a failure of appropriate updates to be distributed or installed, could delay the development or release of new products or new versions of products, and could result in warranty claims and product liability claims from customers. Any actual or perceived defect, error, or vulnerability in our products or services, or other allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in analyzing, correcting or redesigning the products or otherwise addressing defects, errors or vulnerabilities, cause us to lose significant end customers, harm our reputation and market positions, subject us to liability for damages, subject us to litigation, regulatory inquiries or investigations, and divert our resources from other tasks, any one of which could materially adversely affect our business, financial condition, results of operations and prospects.

From time to time, we have had to replace certain components of products that we had shipped and provide remediation in response to the discovery of defects or bugs, including failures in software protocols or defective component batches resulting in reliability issues, in such products, and we may be required to do so in the future. We may also be required to provide full replacements or refunds for such defective products. We cannot assure you that such remediation or any of the other circumstances described above, including claims, litigation, or regulatory investigations, would not have a material effect on our business, financial condition, results of operations and prospects.

If we do not successfully anticipate technological shifts and develop products and product enhancements that meet those technological shifts, if those products are not made available in a timely manner or do not gain market acceptance, or if we do not successfully manage product introductions, we may not be able to compete effectively, and our ability to generate revenue will suffer.

We must continue to enhance our existing products and develop new technologies and products that address emerging technological trends, evolving industry standards and changing end-customer needs. The process of enhancing our existing products and developing new technology is complex and uncertain, and new offerings require significant upfront investment that may not result in material design improvements to existing products or result in marketable new products or costs savings or revenue for an extended period of time, if at all.

In addition, new technologies could render our existing products obsolete or less attractive to end customers, and our business, financial condition, results of operations and prospects could be materially adversely affected if such technologies are widely adopted. For example, end customers may prefer to address their network switch requirements by licensing software operating systems separately and placing them on "white box" hardware rather than purchasing integrated hardware products as has occurred in the server industry. Additionally, end customers may require product upgrades including higher Ethernet speeds and additional functionality to address the increasing demands of the cloud computing environments.

In the past several years, we have announced a number of new products and enhancements to our products and services, including new products in the campus workspace and network security markets. The success of our new products depends on several factors including, but not limited to, appropriate new product definition, the development of product features that sufficiently meet end-user requirements, our ability to manage the risks associated with new product production ramp-up issues, component costs, availability of components, timely completion and introduction of these products, prompt solution of any defects or bugs in these products, our ability to support these products, differentiation of new products from those of our competitors and market acceptance of these products. For example, our new product releases will require strong execution from our third-party merchant silicon chip suppliers to develop and release new merchant silicon chips that satisfy end-customer requirements, to meet expected release schedules and to provide sufficient quantities of these components. If we are unable to successfully manage our product introductions or transitions, or if we fail to penetrate new markets, as a result of any of these or other factors, our business, financial condition, results of operations and prospects could be adversely affected.

Our product releases introduced new software products that include the capability for disaggregation of our software operating systems from our hardware. The success of our strategy to expand our software business is subject to a number of risks and uncertainties including the additional development efforts and costs to create these new products or make them compatible with other technologies, the potential for our strategy to negatively impact revenues and gross margins and additional costs associated with regulatory compliance.

We may not be able to successfully anticipate or adapt to changing technology or end-customer requirements on a timely basis, or at all. If we fail to keep up with technology changes or to convince our end customers and potential end customers of the value of our solutions even in light of new technologies, we may lose customers, decrease or delay market acceptance and sales of our present and future products and services and materially and adversely affect our business, financial condition, results of operations and prospects.

Our products must interoperate with operating systems, software applications and hardware that is developed by others, and if we are unable to devote the necessary resources to ensure that our products interoperate with such software and hardware, we may lose or fail to increase market share and experience a weakening demand for our products.

Generally, our products comprise only a part of the network infrastructure and must interoperate with our end customers' existing infrastructure, specifically their networks, servers, software and operating systems, which may be manufactured by a wide variety of vendors and OEMs. Our products must comply with established industry standards in order to interoperate with the servers, storage, software and other networking equipment in the network infrastructure such that all systems function efficiently together. We depend on the vendors of servers and systems in a data center to support prevailing industry standards. Often, these vendors are significantly larger and more influential in driving industry standards than we are. Also, some industry standards may not be widely adopted or implemented uniformly and competing standards may emerge that may be preferred by our end customers.

In addition, when new or updated versions of these software operating systems or applications are introduced, we must sometimes develop updated versions of our software so that our products will interoperate properly. We may not accomplish these development efforts quickly, cost-effectively or at all. These development efforts require capital investment and the devotion of engineering resources. If we fail to maintain compatibility with these systems and applications, our end customers may not be able to adequately utilize our products, and we may lose or fail to increase market share and experience a weakening in demand for our products, among other consequences, which would adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Supply Chain and Manufacturing

Managing the supply of our products and product components is complex. Insufficient component supply and inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.

Managing our manufacturing capacity and extended supply chain is complex, and our inventory management systems and related supply-chain visibility tools may not enable us to forecast accurately and effectively manage the supply of our products and product components. Our ability to manage our supply chain may also be adversely affected by other factors including geopolitical conditions such as the impact of the COVID-19 pandemic, the Russia-Ukraine conflict and related economic sanctions against Russia, the U.S. trade war with China and political tensions between China and Taiwan. Global geopolitical and macroeconomic uncertainties have resulted in prolonged manufacturing and supply chain disruptions, including temporary closures of certain contract manufacturer and supplier facilities particularly within China which, in turn, have caused and may continue to cause shortages of, and extended lead times for, components used to manufacture our products, increases in the prices for such components, a reduction, unpredictability or interruption of supply, prioritization of component shipments to other vendors and decommitments of orders. Insufficient component supply, and increases in the time required to manufacture our products, may lead to prolonged inventory shortages, manufacturing disruptions and increased customer lead times for our products that could result in increased cancellation of orders or loss of future sales opportunities altogether as potential end customers turn to competitors' products that are readily available.

In order to reduce manufacturing lead times and plan for adequate component supply, we have issued and expect to continue to issue purchase orders for components and products that are non-cancellable and non-returnable, including purchase commitments for semiconductors as disclosed in Note 5. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K. As a result of supply disruptions, we have extended our demand planning horizon and increased our purchase commitments for components and products in order to support long-term customer demand. There is however no guarantee that suppliers will meet their commitments or that actual customer demand will directly match our demand forecasts. We establish a liability for non-cancellable, non-returnable purchase commitments with our component inventory suppliers for quantities in excess of our demand forecasts, or for products that are considered obsolete. In addition, we establish a liability and reimburse our contract manufacturer for component inventory purchased on our behalf that has been rendered excess or obsolete due to manufacturing and engineering change orders, or in cases where inventory levels greatly exceed our demand forecasts. Our non-cancellable commitments and the cash deposits to secure our purchases to our contract manufacturers are disclosed in Note 5. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K. If we ultimately determine that we have excess inventory or obsolete inventory, we may have to reduce our prices and write down inventory to its estimated realizable value, which in turn could result in lower gross margins. If we are unable to effectively manage our supply and inventory, our business, financial condition, results of operations and prospects could be adversely affected.

Because we depend on third-party manufacturers to build our products, we are susceptible to manufacturing delays and pricing fluctuations that could prevent us from shipping end-customer orders on time, if at all, or on a cost-effective basis, which may result in the loss of sales and end customers.

We depend on third-party contract manufacturers to manufacture our product lines. A significant portion of our cost of revenue consists of payments to these third-party contract manufacturers. Our reliance on these third-party contract manufacturers reduces our control over the manufacturing process, quality assurance, product costs and product supply and timing, which exposes us to operational risks including their ability to obtain in a timely manner sufficient components for our products and to ramp manufacturing sufficiently to meet our customer demand. Our reliance on contract manufacturers also yields the potential for their infringement of third-party intellectual property rights in the manufacturing of our products or their misappropriation of our intellectual property rights in the manufacturing of other customers' products. If we are unable to manage our relationships with our third-party contract manufacturers effectively, or if these third-party manufacturers suffer delays or disruptions or quality control problems in their operations, experience increased manufacturing lead times, capacity constraints or fail to meet our future requirements for timely delivery, our ability to ship products to our end customers would be severely impaired, and our business, financial condition, results of operations and prospects would be seriously harmed.

To the extent that our products are manufactured at facilities in foreign countries, we may be subject to additional risks associated with complying with local rules and regulations in those jurisdictions. For example, due to the COVID-19 pandemic, some of our contract manufacturers experienced temporary closures and labor shortages as a result of shelter in place orders issued in their local jurisdictions. Shelter in place orders, factory closures or reductions in staffing at our manufacturing sites would result in material disruptions, increased lead times and supply shortages of our products. Lockdown orders increase the risk in obtaining components or material that are used to produce Arista products.

Our contract manufacturers typically fulfill our supply requirements on the basis of individual orders. We do not have long-term contracts with our third-party manufacturers that guarantee capacity, the continuation of particular pricing terms or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements, which could result in supply shortages, and the prices we are charged for manufacturing services could be increased on short notice. For example, a competitor could place large orders with the third-party manufacturer, thereby utilizing all or substantially all of such third-party manufacturer's capacity and leaving the manufacturer little or no capacity to fulfill our individual orders without price increases or delays, or at all. Our contract with one of our contract manufacturers permits it to terminate the agreement for convenience, subject to prior notice requirements. We may not be able to develop alternate or second contract manufacturers in a timely manner.

If we add or change contract manufacturers or change any manufacturing plant locations within a contract manufacturer network, we would add additional complexity and risk to our supply chain management and may increase our working capital requirements. Ensuring a new contract manufacturer or new plant location is qualified and has sufficient manufacturing capacity to manufacture our products to our standards and industry requirements could take significant effort and be time consuming and expensive, and any delays or failures to adequately ramp production to meet our customer demand could negatively impact our business, financial condition, results of operations and prospects. Any addition or change in manufacturers may be extremely costly, time consuming and we may not be able to do so successfully.

In addition, we may be subject to additional significant challenges to ensure that quality, processes and costs, among other issues, are consistent with our expectations and those of our customers. A new contract manufacturer or manufacturing location may not be able to scale its production of our products at the volumes or quality we require. This could also adversely affect our ability to meet our scheduled product deliveries to our end customers, which could damage our customer relationships and cause the loss of sales to existing or potential end customers, late delivery penalties, delayed revenue or an increase in our costs which could adversely affect our gross margins. This could also result in increased levels of inventory subjecting us to increased excess and obsolete charges that could have a negative impact on our operating results.

Any production interruptions, labor shortages or disruptions for any reason, including those noted above, as well as a natural disaster, epidemic (such as the COVID-19 pandemic), war, capacity shortages, adverse results from intellectual property litigation or quality problems, at one of our manufacturing partners would adversely affect sales of our product lines manufactured by that manufacturing partner and adversely affect our business, financial condition, results of operations and prospects.

We base our inventory requirements on our forecasts of future sales. If these forecasts are materially inaccurate, we may procure inventory that we may be unable to use in a timely manner or at all.

We and our contract manufacturers procure components and build our products based on our forecasts. These forecasts are based on estimates of future demand for our products, which are in turn based on historical trends and analysis from our sales and marketing organizations, adjusted for overall market conditions and other factors. In order to address supply chain shortages and extended lead times, we have extended our demand planning horizon and increased our purchase commitments with our contract manufacturers and suppliers, and we have issued and may continue to issue purchase orders for components and products that are non-cancellable and non-returnable including purchase commitments for semiconductors as disclosed in Note 5. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K. However, there is no guarantee that suppliers will meet their commitments or that actual customer demand will directly match our demand forecasts. Our non-cancellable commitments and the cash deposits to secure our purchases to our contract manufacturers are disclosed in Note 5. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K. If our forecasts are materially inaccurate, customers' orders are cancelled or if we otherwise do not need such inventory, we may under- or over-procure inventory, and such inaccuracies in our forecasts could materially adversely affect our business, financial condition and results of operations.

Risks Related to Intellectual Property and Other Proprietary Rights

Assertions by third parties of infringement or other violations by us of their intellectual property rights, or other lawsuits asserted against us, could result in significant costs and substantially harm our business, financial condition, results of operations and prospects.

Patent and other intellectual property disputes are common in the network infrastructure, network security and Wi-Fi industries and have resulted in protracted and expensive litigation for many companies. Many companies in the network infrastructure, network security and Wi-Fi industries, including our competitors and other third parties, as well as non-practicing entities, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims of patent infringement, misappropriation, or other violations of intellectual property rights against us. From time to time, they have or may in the future also assert such claims against us, our end customers or channel partners whom we typically indemnify against claims that our products infringe, misappropriate or otherwise violate the intellectual property rights of third parties. For example, we have previously been involved in litigation with Cisco and OptumSoft, and are currently involved in litigation with WSOU Investments LLC ("WSOU"), which is described in the "Legal Proceedings" subheading in Note 5. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

As the number of products and competitors in our market increases and overlaps occur or if we enter into new markets, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violations of intellectual property rights by a third-party, even those without merit, could cause us to incur substantial costs defending against the claim, distract our management from our business and require us to cease use of such intellectual property. In addition, some claims for patent infringement may relate to subcomponents that we purchase from third parties. If these third parties are unable or unwilling to indemnify us for these claims, we could be substantially harmed.

The patent portfolios of most of our competitors are larger than ours. This disparity may increase the risk that our competitors may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. We cannot assure you that we are not infringing or otherwise violating any third-party intellectual property rights.

The third-party asserters of intellectual property claims may be unreasonable in their demands, or may simply refuse to settle, which could lead to expensive settlement payments, longer periods of litigation and related expenses, additional burdens on employees or other resources, distraction from our business, supply stoppages and lost sales.

An adverse outcome of a dispute may require us to pay substantial damages or penalties including treble damages if we are found to have willfully infringed a third-party's patents; cease making, licensing, using or importing into the U.S. products or services that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, which may not be successful; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and indemnify our partners and other third parties. Any damages, penalties or royalty obligations we may become subject to as a result of an adverse outcome, and any third-party indemnity we may need to provide, could harm our business, financial condition, results of operations and prospects. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Further, there is little or no information publicly available concerning market or fair values for license fees, which can lead to overpayment of license or settlement fees. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Suppliers subject to third-party intellectual property claims also may choose or be forced to discontinue or alter their arrangements with us, with little or no advance notice to us. Any of these events could seriously harm our business, financial condition, results of operations and prospects.

In the event that we are found to infringe any third-party intellectual property, we could be enjoined, or subject to other remedial orders that would prohibit us, from making, licensing, using or importing into the U.S. such products or services. In order to resume such activities with respect to any affected products or services, we (or our component suppliers) would be required to develop technical redesigns to this third-party intellectual property that no longer infringe the third-party intellectual property. In any efforts to develop technical redesigns for these products or services, we (or our component suppliers) may be unable to do so in a manner that does not continue to infringe the third-party intellectual property or that is acceptable to our customers. These redesign efforts could be extremely costly and time consuming as well as disruptive to our other development activities and distracting to management. Moreover, such redesigns could require us to obtain approvals from the court or administrative body to resume the activities with respect to these affected solutions. We may not be successful in our efforts to obtain such approvals in a timely manner, or at all. Any failure to effectively redesign our solutions or to obtain timely approval of those redesigns by a court or administrative body may cause a disruption to our product shipments and materially and adversely affect our business, prospects, reputation, results of operations, and financial condition. For example, in two prior investigations brought by Cisco in the International Trade Commission ("ITC"), we were subjected to remedial orders that prohibited us from importing and selling after importation any products the ITC found to infringe Cisco's patents. As a result, we were required to redesign certain aspects of our products and obtain U.S. Customs and Border Protection's approval of those redesigns before we could continue to import those products into the United States.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection.

The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Further, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. To the extent that additional patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, we rely on confidentiality or license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights, in part because we rely on "shrink-wrap" licenses in some instances.

We have not registered our trademarks in all geographic markets. Failure to secure those registrations could adversely affect our ability to enforce and defend our trademark rights and result in indemnification claims. Further, any claim of infringement by a third-party, even those claims without merit, could cause us to incur substantial costs defending against such claim, could divert management attention from our business and could require us to cease use of such intellectual property in certain geographic markets.

Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States.

Detecting and protecting against the unauthorized use of our products, technology and proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, financial condition, results of operations and prospects, and there is no guarantee that we would be successful. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to protecting their technology or intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which could result in a substantial loss of our market share.

We rely on the availability of licenses to third-party software and other intellectual property.

Many of our products and services include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. Also, it will be necessary in the future to renew licenses, expand the scope of existing licenses or seek new licenses, relating to various aspects of these products and services or otherwise relating to our business, which may result in increased license fees. These licenses may not be available on acceptable terms, if at all. In addition, a third-party may assert that we or our end customers are in breach of the terms of a license, which could, among other things, give such third-party the right to terminate a license or seek damages from us, or both. The inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of products and services and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products and services or otherwise in the conduct of our business. Moreover, the inclusion in our products and services of software or other intellectual property licensed from third parties on a nonexclusive basis may limit our ability to differentiate our products from those of our competitors. Any of these events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.

Our products contain software modules licensed to us by third-party authors under "open source" licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software that we use. If we combine our software with open source software in a certain manner, we could, under certain open source licenses, be required to release portions of the source code of our software to the public. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for us.

Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot assure you that our processes for controlling our use of open source software in our products will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.

We provide access to our software and other selected source code to certain partners, which creates additional risk that our competitors could develop products that are similar to or better than ours.

Our success and ability to compete depend substantially upon our internally developed technology, which is incorporated in the source code for our products. We seek to protect the source code, design code, documentation and other information relating to our software, under trade secret, patent and copyright laws. However, we have chosen to provide access to selected source code of our software to several of our partners for co-development, as well as for open application programming interfaces ("APIs"), formats and protocols. Though we generally control access to our source code and other intellectual property and enter into confidentiality or license agreements with such partners as well as with our employees and consultants, this combination of procedural and contractual safeguards may be insufficient to protect our trade secrets and other rights to our technology. Our protective measures may be inadequate, especially because we may not be able to prevent our partners, employees or consultants from violating any agreements or licenses we may have in place or abusing their access granted to our source code. Improper disclosure or use of our source code could help competitors develop products similar to or better than ours.

<u>Risks Related to Litigation</u>

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in legal proceedings relating to matters incidental to the ordinary course of our business, including patent, copyright, commercial, product liability, employment, class action, whistleblower and other litigation, in addition to governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. For example, we were previously involved in litigation with Cisco and OptumSoft. In addition, on November 25, 2020, WSOU filed a lawsuit against us in the Western District of Texas asserting that certain of our products infringe three WSOU patents. WSOU's allegations are directed to certain features of our wireless and switching products. WSOU seeks remedies including monetary damages, attorney's fees and costs. On February 4, 2021, we filed an answer denying WSOU's allegations. On November 5, 2021, the case was transferred to the Northern District of California. On March 30, 2022, WSOU dismissed one of the patents with prejudice, removing Arista wireless products from those accused of infringement. On July 1, 2022, the court stayed the case pending the resolution of an *inter partes* review of one of the patents-in-suit. We intend to vigorously defend against the claims brought against us by WSOU. However, we cannot be certain that any of WSOU's claims will be resolved in our favor, regardless of the merits of those claims. Any adverse litigation ruling could result in a significant damages award against us and injunctive relief.

Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses. Although we have insurance which may provide coverage for some kinds of claims we may face, that insurance may not cover some kinds of claims or types of relief and may not be adequate in a particular case. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition, results of operations and prospects.

For more information regarding the litigation in which we have been involved, see the "Legal Proceedings" subheading in Note 5. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

Risks Related to Cybersecurity and Data Privacy

Defects, errors or vulnerabilities in our products, the failure of our products to detect security breaches or incidents, the misuse of our products or the risks of product liability could harm our reputation and adversely impact our operating results.

Our products, services and internal network systems could become a target for security attacks, including attacks specifically designed to disrupt our business and our customers and introduce malicious software and attacks by state sponsors. If our products, services or internal networks, system or data are or are perceived to have been compromised, our reputation may be damaged and our financial results may be negatively affected.

Organizations are increasingly subject to a wide variety of attacks on their networks, systems, endpoints, products and services, and no security solution, including our security platform, can address all possible security threats or block all methods of penetrating a network, products and services or otherwise perpetrating a security incident. Additionally, any defects, errors, or vulnerabilities in our security platform or in the hardware upon which it is deployed, including a failure to implement updates to such platform, could temporarily or permanently limit our detection capabilities and expose our end-customers' networks, leaving their networks unprotected against the latest security threats. If customers of our security platform do suffer a data security incident or data breach, even if it is not attributable to a failure of our platform to identify any threat or vulnerability, customers may believe that our platform failed to detect a threat or vulnerability, which could harm our reputation or negatively affect our financial results.

The classifications of application type, virus, spyware, vulnerability exploits, data, or URL categories by our security platform may also falsely detect, report and act on applications, content, or threats that do not actually exist. These false positives may impair the perceived reliability of our security platform and may therefore adversely impact market acceptance of our security platform. Any such false identification of important files or applications could result in damage to our reputation, negative publicity, loss of channel partners, end-customers and sales, increased costs to remedy any problem, and costly litigation.

Breaches of our cybersecurity systems, or other security breaches or incidents with respect to our products, services, networks, systems, or data, could degrade our ability to conduct our business operations and deliver products and services to our customers, delay our ability to recognize revenue, compromise the integrity of our software products and our networks, systems, and data, result in significant data losses and the theft of our intellectual property, damage our

reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We increasingly depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and product development activities to our marketing and sales efforts and communications with our customers and business partners. Computer programmers or other persons or organizations may attempt to penetrate our network security, or that of our website or systems, and access, use, or obtain confidential, personal, or otherwise sensitive or proprietary information about us or our customers, or via these or other methods, including denial of service attacks and other cyberattacks, disrupt or cause interruptions of our service. In addition, geopolitical tensions, such as the Russia-Ukraine conflict, may create a greater risk of cyberattacks against our company and our manufacturers, suppliers, logistics providers, banks and other business partners. Because the techniques used to access, disrupt, or sabotage networks and systems change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. In addition, our software and sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain vulnerabilities or defects in design or manufacture, including "bugs," viruses, ransomware and other malware, and other problems that could cause the software or applications to fail or otherwise to unexpectedly interfere with the operation of the system or that could result in a breach of or disruption to our systems, products, services or networks or the systems, networks, products, or services of third parties that support us and our services. We also face risks of others gaining unauthorized access to our products and services and introducing malicious software, and such malicious software, defects, bugs or vulnerabilities, or other defects, bugs, or vulnerabilities in our products or services may result in failures or interruptions of our products or services or expose our end-customers' networks, leaving their networks unprotected against the latest security threats. We have also outsourced a number of our business functions to third parties, including our manufacturers, logistics providers, and cloud service providers, and our business operations also depend, in part, on the success of these third parties' own cybersecurity measures. Similarly, we rely upon distributors, resellers and system integrators to sell our products and our sales operations depend, in part, on the reliability of their cybersecurity measures. Additionally, we depend upon our employees to appropriately handle confidential, sensitive, and proprietary data and deploy our IT resources with the use of security measures designed to prevent exposure of our networks and systems to security breaches and incidents and the loss of data. We and all of the aforementioned third parties also face the risk of ransomware and other malicious software, phishing schemes and other social engineering methods, fraud and other malfeasance, cybersecurity threats from state sponsors and other actors, and intentional or negligent acts or omissions of employees and contractors. Furthermore, our acquisition of Awake Security and our provision of its NDR platform may result in us being a more attractive target for such attacks. Accordingly, if our cybersecurity systems and measures or those of any of the aforementioned third parties fail to protect against sophisticated cyber-attacks, other means of effectuating security breaches or incidents, interruptions or other disruptions of our or our third-party service providers' systems, networks, products, or services, the mishandling of data by employees and contractors, the corruption, loss, or mishandling or other unauthorized processing of data by unauthorized persons, or any other means of unauthorized access to, or use of, our manufacturing process, products, services, networks, systems, or data that we or such third parties maintain, operate, or process, our ability to conduct our business effectively could be damaged in a number of ways, including:

- sensitive data regarding our business or our customers, including intellectual property and other proprietary data, could be stolen or lost, modified, rendered unavailable, or otherwise used or processed;
- our electronic communications systems, including email and other methods, or other systems, and access to or availability of data, could be disrupted or harmed, and our ability to conduct our business operations could be seriously damaged until such systems or data access and availability can be restored, which we may be unable to achieve in a prompt manner or at all;
- our ability to process customer orders and electronically deliver products and services could be degraded, and our distribution channels could be disrupted, resulting in delays in revenue recognition;
- defects and security vulnerabilities could be introduced into our software, thereby damaging the reputation and perceived reliability and security of our products and potentially making the data systems of our customers vulnerable to further data loss and cyber incidents;
- our manufacturing process, products, services, supply chain, network systems and data could be corrupted; and
- personal data of our customers, employees, contractors, and business partners could be lost, accessed, obtained, modified, disclosed or used without authorization, corrupted or made unavailable, or otherwise compromised.

Should any of the above events occur, or be perceived to occur, we could be subject to significant claims for liability from our customers and others and regulatory investigations and actions from governmental agencies, and we could be required to expend significant capital and other resources to remediate and otherwise address any data security incident or breach, including to notify individuals, entities, or regulatory bodies and to implement measures in an effort to prevent further breaches or incidents. In addition, our ability to protect our intellectual property rights could be compromised and our reputation and competitive position could be significantly harmed. Also, the regulatory and contractual actions, proceedings, litigation, investigations, fines, penalties and liabilities relating to any actual or perceived data breaches or security incidents that result in losses of, damage or destruction of, or unauthorized access to or acquisition of, credit card information or other personal or sensitive data of users of our services can be significant in terms of fines and reputational impact and necessitate changes to our business operations that may be disruptive to us. Additionally, we could incur significant costs in order to upgrade our cybersecurity systems and other measures in an effort to prevent network and system disruptions and other security breaches and other incidents. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain existing customers. Consequently, our financial performance and results of operations could be adversely affected by any of the foregoing types of security breaches, incidents, vulnerabilities, or other matters, or the perception that any of them have occurred.

In addition, we cannot assure that any limitation of liability provisions in our customer agreements, contracts with third-party vendors and service providers or other contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security breach or other security-related matter. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any future claim will not be excluded or otherwise be denied coverage by any insurer. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our reputation, financial condition and operating results.

Risks Related to Accounting, Compliance, Regulation and Tax

If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.

Assessing our processes, procedures and staffing in order to improve our internal control over financial reporting is an ongoing process. Preparing our financial statements involves a number of complex processes, many of which are done manually and are dependent upon individual data input or review. These processes include, but are not limited to, calculating revenue, inventory costs and the preparation of our statement of cash flows. While we continue to automate our processes and enhance our review controls to reduce the likelihood for errors, we expect that for the foreseeable future many of our processes will remain manually intensive and thus subject to human error.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect or if there is a change in accounting principles, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. A change in these principles or interpretations could harm our revenue and financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations", in Part II, Item 7, of this Annual Report on Form 10-K, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, inventory valuation and contract manufacturer/ supplier liabilities, income taxes and loss contingencies. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Enhanced United States tax, tariff, import/export restrictions, Chinese regulations or other trade barriers may have a negative effect on global economic conditions, financial markets and our business.

There is currently significant uncertainty about the future relationship between the United States, and various other countries, most significantly China, with respect to trade policies, treaties, tariffs and taxes. The U.S. government has and continues to make significant additional changes in U.S. trade policy and has taken certain actions that could negatively impact U.S. trade.

For example, in 2018, the Office of the U.S. Trade Representative (the "USTR") enacted various tariffs of 7.5%, 10%, 15% and 25% on imports into the U.S. from China, including communications equipment products and components manufactured and imported from China. Since then, China has retaliated through various trade related measures including imposing tariffs on imports into China from the United States.

The U.S. government has also enacted controls restricting the ability to send certain products and technology related to semiconductors, semiconductor manufacturing, and supercomputing to China without an export license. These new controls also apply to certain hardware containing these specified integrated circuits. Other foreign governments may in turn impose similar or more restrictive controls. The U.S. government continue to add additional entities, in China and elsewhere, to restricted party lists impacting the ability of U.S. companies to provide items to these entities. These controls or any additional restrictions may impact our ability to export certain products to China, prohibit us from selling our products to certain of our customers or restrict our ability to use certain Integrated Circuits ("ICs") in our products.

It also is possible that the Chinese government will retaliate in ways that could impact our business. Additionally, these restrictions could disrupt the ability of China to produce semiconductors and other electronics and impact our ability to source components from China. These restrictions could impact the cost of components or inputs used to produce our products.

We cannot predict what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products may be subject to such actions or what actions may be taken by the other countries in retaliation. If we are unable to obtain or use components for inclusion in our products, if component prices increase significantly or if we are unable to export or sell our products to any of our customers, our business, liquidity, financial condition, and/or results of operations would be materially and adversely affected.

As well, due to concerns with the security of products and services from certain telecommunications and video providers based in China, U.S. Congress has enacted bans on the use of certain Chinese-origin components or systems either in items sold to the U.S. government or in the internal networks of government contractors and subcontractors (even if those networks are not used for government-related projects). Further, the Chinese government has responded to these U.S. actions by indicating its intention to develop an unreliable entity list, which may limit the ability of companies on the list to engage in business with Chinese customers.

If tariffs, trade restrictions, or trade barriers remain in place or if new tariffs, trade restrictions, or trade barriers are placed on products such as ours by U.S. or foreign governments, especially China, our costs may increase. We believe we can adjust our supply chain and manufacturing practices to minimize the impact of the tariffs and any impact on the supply chain of components sourced in China, but our efforts may not be successful, there can be no assurance that we will not experience a disruption in our business related to these or other changes in trade practices and the process of changing suppliers in order to mitigate any such tariff costs could be complicated, time-consuming, and costly.

The U.S. tariffs may also cause customers to delay orders as they evaluate where to take delivery of our products in connection with their efforts to mitigate their own tariff exposure. Such delays create forecasting difficulties for us and increase the risk that orders might be canceled or might never be placed. Current or future tariffs imposed by the U.S. may also negatively impact our customers' sales, thereby causing an indirect negative impact on our own sales. Even in the absence of further tariffs, the related uncertainty and the market's fear of an escalating trade war might cause our distributors and customers to place fewer orders for our products, which could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

In June 2022, the import restrictions contained in the Uyghur Forced Labor Prevention Act ("UFLPA") became effective. The UFLPA creates a rebuttable presumption that any goods mined, produced or manufactured, wholly or in part in the Xinjiang Uyghur Autonomous Region ("XUAR") of China, or produced by a listed entity, were made with forced labor and would therefore not be entitled to entry at any U.S. port. Importers are required to present clear and convincing evidence that such goods are not made with forced labor. While we do not source items from the XUAR or from listed parties, and we have increased our supply chain diligence, there is risk that our ability to import components and products may be adversely affected by the UFLPA.

Given the relatively fluid regulatory environment in China and the United States and uncertainty how the U.S. government or foreign governments will act with respect to tariffs, international trade agreements and policies, a trade war, further governmental action related to tariffs or international trade policies, or additional tax or other regulatory changes in the future could directly and adversely impact our financial results and results of operations.

Changes in our income taxes or our effective tax rate, enactment of new tax laws or changes in the application of existing tax laws of various jurisdictions or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

Our income taxes are subject to volatility and could be adversely affected by several factors, some of which are outside of our control, including earnings that are lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; our ability to generate and use tax attributes; changes in the valuation of our deferred tax assets and liabilities; transfer pricing adjustments from tax authorities challenging our methods for valuing developed technology or intercompany arrangements; tax effects of nondeductible compensation, including certain stock-based compensation; tax costs related to inter-company restructuring; changes in accounting principles; imposition of withholding or other taxes on payments by subsidiaries or customers; or a change in our decision to indefinitely reinvest certain foreign earnings.

Significant judgment is required to evaluate our tax positions and determine our income tax liability. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely affect income taxes.

Tax laws are dynamic and subject to change. Changes in tax laws and regulations and interpretations of such laws and regulations, including taxation of earnings outside of the U.S. may have adverse effects on our operating results and could impact the tax treatment of our earnings and cash and cash equivalent balances we currently maintain. Furthermore, due to shifting economic and political conditions, tax policies or rates in various jurisdictions, including the United States, may be subject to significant change. For example, in 2022, the United States passed the Inflation Reduction Act, which made a number of changes to the Internal Revenue Code, including adding a 1% excise tax on stock buybacks by publicly-traded corporations and a 15% corporate minimum tax on adjusted financial statement income of certain large companies. The impact of these provisions on our effective tax rate will also depend on additional guidance to be issued by the Treasury Secretary. We are currently evaluating the impact of these provisions on our effective tax rate. While we do not anticipate any adverse impacts to our effective tax rate, we cannot provide any assurances that these provisions will not adversely impact our effective tax rate. Further, beginning in 2022, the Tax Cuts and Jobs Act of 2017 ("TCJA") eliminates the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five years for U.S. incurred expenditures or fifteen years for non-U.S. incurred expenditures, pursuant to IRC Section 174. While there is the potential for legislation that would repeal or defer the capitalization requirement to later years, we have followed the current legislation to capitalize R&D expenditures in our current financial statements. There is no assurance that the provision will be repealed or otherwise modified, however, we do not anticipate any material change to our effective tax rate, if repealing or modifying the legislation is enacted retroactively to 2022. In addition, several countries, including the United States and Ireland as well as the Organization for Economic Cooperation and Development ("OECD") have reached agreement on a global minimum tax initiative ("Pillar Two"). The Council of the European Union adopted this initiative for enactment by European Union member states by December 31, 2022, with implementation into the domestic laws of those states by the end of 2023. Many countries are also actively considering changes to existing tax laws or have proposed or enacted new laws to align with the recommendations and guidelines proposed by the OECD, including Pillar Two. Enactment of such tax laws could increase our tax obligations in countries where we do business or cause us to change the way we operate our business.

Finally, we are subject to the examination of our income tax returns by the Internal Revenue Service ("IRS") and other tax authorities. Audits by the IRS or other tax authorities are subject to inherent uncertainties and could result in unfavorable outcomes, including potential fines or penalties. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. The expense of defending and resolving such an audit may be significant. The amount of time to resolve an audit is also unpredictable and may divert management's attention from our business operations. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. We cannot assure you that fluctuations in our provision for income taxes or our effective tax rate, the enactment of new tax laws or changes in the application or interpretation of existing tax laws or adverse outcomes resulting from examination of our tax returns by tax authorities will not have an adverse effect on our business, financial condition, results of operations and prospects.

Failure to comply with governmental laws and regulations could harm our business, financial condition, results of operations and prospects.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws (including new laws related to climate change), consumer protection laws, privacy, data protection, anti-bribery laws such as the U.S. Foreign Corrupt Practices Act, import/export controls and sanctions, conflict minerals, federal securities laws and tax laws and regulations. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business, and damage to our reputation.

In addition, in certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. For example, the EU has implemented the General Data Protection Regulation ("GDPR"). The GDPR provides for substantial obligations relating to the handling, storage and other processing of data relating to individuals and administrative fines for violations, which can be up four percent of the previous year's annual revenue or €20 million, whichever is higher. We have relied on the E.U.-U.S. and Swiss-U.S. Privacy Shield programs, and the use of standard contractual clauses approved by the European Commission ("SCCs"), to legitimize these transfers. Both the E.U.-U.S. Privacy Shield and the SCCs have been subject to legal challenge, and in July 2020, the Court of Justice of the E.U. ("CJEU") issued a decision invalidating the E.U.-U.S. Privacy Shield and imposing additional obligations in connection with the use of the SCCs. The European Commission subsequently issued new SCCs that address certain of the CJEU's concerns and which are required to be implemented. The effects of the CJEU's decision and related developments relating to cross-border data transfer are uncertain and difficult to predict. Among other effects, we may experience additional costs associated with increased compliance burdens and new contract negotiations with third parties that aid in processing data on our behalf. We may experience reluctance or refusal by current or prospective European customers to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of residents of the European Economic Area ("EEA"). The regulatory environment applicable to the handling of EEA residents' personal data, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs and could result in our business, operating results and financial condition being harmed. Additionally, we and our customers may face a risk of enforcement actions by data protection authorities in the EEA relating to personal data transfers to us and by us from the EEA. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results, and financial condition. Further, the UK has implemented legislation that substantially mirrors the GDPR, and which provides for fines of up to the greater of 17.5 million British Pounds or four percent of the previous year's annual revenue, whichever is higher. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear following the UK's exit from the EU, including with respect to regulation of data transfers between EU member states and the UK. The UK has issued new standard contractual clauses that, like the SCCs, are required to be implemented.

Several jurisdictions have passed new laws and regulations relating to privacy, data protection, and other matters, and other jurisdictions are considering imposing additional restrictions. These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction. For example, the California Consumer Privacy Act ("CCPA") became operative on January 1, 2020. The CCPA requires covered companies to, among other things, provide new disclosures to California consumers, and affords such consumers new abilities to opt-out of certain sales of personal information. Certain aspects of the CCPA and its interpretation remain uncertain and are likely to remain uncertain for an extended period. Further, a new privacy law, the California Privacy Rights Act ("CPRA"), was approved in the November 3, 2020 election. The CPRA modifies the CCPA significantly, creating obligations relating to consumer data beginning on January 1, 2022, with enforcement anticipated to begin July 1, 2023. The CPRA has resulted in further uncertainty and may require us to incur additional costs and expenses in an effort to comply. In addition to the CCPA, numerous other states' legislatures are considering similar laws that will require ongoing compliance efforts and investment. For example, Virginia, Colorado, Connecticut, and Utah all have enacted privacy legislation that shares similarities with the CCPA, CPRA, and legislation proposed in other states.

In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services. Accordingly, we cannot predict the full impact of the CCPA, the CPRA or other evolving privacy and data protection obligations on our business or operations. Complying with emerging and changing legal and regulatory requirements relating to privacy, data protection and other matters may cause us to incur costs or require us to change our business practices, which could harm our business, financial condition, results of operations and prospects.

We are also subject to environmental laws and regulations governing the management and disposal of hazardous materials and wastes, including the hazardous material content of our products and laws relating to the collection, recycling and disposal of electrical and electronic equipment. Our failure, or the failure of our partners, including our contract manufacturers, to comply with past, present and future environmental laws could result in fines, penalties, third-party claims, reduced sales of our products, re-engineering our products, substantial product inventory write-offs and reputational damage, any of which could harm our business, financial condition, results of operations and prospects. We also expect that our business will be affected by new environmental laws and regulations on an ongoing basis applicable to us and our partners, including our contract manufacturers. To date, our expenditures for environmental compliance have not had a material effect on our results of operations or cash flows. Although we cannot predict the future effect of such laws or regulations, they will likely result in additional costs or require us to change the content or manufacturing of our products, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

From time to time, we may receive inquiries from governmental agencies or we may make voluntary disclosures regarding our compliance with applicable governmental regulations or requirements relating to various matters, including import/export controls, federal securities laws and tax laws and regulations which could lead to formal investigations. Actual or alleged noncompliance with applicable laws, regulations or other governmental requirements could lead to regulatory investigations, enforcement actions, and other proceedings, private claims and litigation, and potentially may subject us to sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental fines, penalties, or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, results of operations and prospects could be materially adversely affected. In addition, responding to any investigation, action or other proceeding will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions, investigations, and fines, penalties, and other sanctions could harm our business, financial condition, results of operations and prospects.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

Our products may be subject to various export controls and because we incorporate encryption technology into certain of our products, certain of our products may be exported from various countries only with the required export license or through an export license exception. If we were to fail to comply with the applicable export control laws, customs regulations, economic sanctions or other applicable laws, we could be subject to monetary damages or the imposition of restrictions which could be material to our business, operating results and prospects and could also harm our reputation. Further, there could be criminal penalties for knowing or willful violations, including incarceration for culpable employees and managers. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, certain export control and economic sanctions laws prohibit the shipment of certain products, technology, software and services to embargoed countries and sanctioned governments, entities, and persons. For example, in addition to the controls imposed on China, following Russia's invasion of Ukraine, the United States and other countries imposed restrictions on the import to the US of raw materials and goods from Russia and certain economic sanctions and severe export control restrictions against Russia, Belarus and regions of Ukraine as well as certain Russian nationals and entities which required us, in many cases, to terminate business relationships in those countries. These sanctions and restrictions have continued to increase as the conflict has further escalated, and the United States and other countries could impose wider sanctions and export restrictions as well as prohibitions on the import into the United States of additional raw materials from Russia and take other actions in the future that could further impact our business. Even though we take precautions to ensure that we and our channel partners comply with all relevant regulations, any failure by us or our channel partners to comply with such regulations could have negative consequences, including reputational harm, government investigations and penalties. In addition, economic sanctions that are vague and not subject to guidance by regulators lead to heightened compliance risk.

Although we have developed procedures and controls to comply with export control and other applicable laws, historically, we have had some instances where we inadvertently have not fully complied with certain export control laws, but we made disclosures to, and implemented corrective actions with, the appropriate government agencies.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end customers' ability to implement our products in those countries. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end customers with international operations or create delays in the introduction of our products into international markets. Any decreased use of our products or limitation on our ability to export or sell our products could adversely affect our business, financial condition, results of operations and prospects.

Failure to comply with anti-bribery and anti-corruption laws and anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the United Kingdom Bribery Act 2010, and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in countries outside of the United States where we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

We sometimes leverage third parties to sell our products and conduct our business abroad. We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our employees, agents, representatives, business partners or third-party intermediaries will not take actions in violation of applicable law for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

<u>Risks Related to Ownership of Our Common Stock</u>

The trading price of our common stock has been and may continue to be volatile, and the value of your investment could decline.

The trading price of our common stock has historically been and is likely to continue to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to, forward-looking statements related to future revenue, gross margins and earnings per share, changes or decreases in our growth rate, manufacturing, supply or distribution shortages or constraints, ratings changes by securities analysts, actual or anticipated announcements of new products by our company or our competitors, litigation, actual or anticipated changes or fluctuations in our results of operations, regulatory developments, repurchases of our common stock, departures of key executives, the financial results or financial projections of our large customers, major catastrophic events, macroeconomic factors including inflation and interest rate fluctuations and other broad market and industry fluctuations.

In addition, technology stocks have historically experienced high levels of volatility and, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the market price of our common stock could decline for reasons unrelated to our business, financial condition, results of operations and prospects. The market price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If the market price of our common stock is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business and prospects. This could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have adopted stock repurchase programs to repurchase shares of our common stock; however, any future decisions to reduce or discontinue repurchasing our common stock pursuant to our stock repurchase programs could cause the market price for our common stock to decline.

Although our board of directors has authorized stock repurchase programs, any determination to execute our stock repurchase programs will be subject to, among other things, our financial position and results of operations, available cash and cash flow, capital requirements, and other factors, as well as our board of director's continuing determination that the repurchase programs are in the best interests of our shareholders and is in compliance with all laws and agreements applicable to the repurchase programs. Our stock repurchase programs do not obligate us to acquire any common stock. If we fail to meet any expectations related to stock repurchases, the market price of our common stock could decline, and could have a material adverse impact on investor confidence. Additionally, price volatility of our common stock over a given period may cause the average price at which we repurchase our common stock to exceed the stock's market price at a given point in time.

We may further increase or decrease the amount of repurchases of our common stock in the future. Any reduction or discontinuance by us of repurchases of our common stock pursuant to our current stock repurchase programs could cause the market price of our common stock to decline. Moreover, in the event repurchases of our common stock are reduced or discontinued, our failure or inability to resume repurchasing common stock at historical levels could result in a lower market valuation of our common stock.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the market price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate and may dilute your voting power and your ownership interest in us. In addition, we have registered the offer and sale of all shares of common stock that we may issue under our equity compensation plans. If holders, by exercising their registration rights, sell large numbers of shares, it could adversely affect the market price of our common stock.

Insiders have substantial control over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 10% of our outstanding common stock together with their affiliates, in the aggregate, beneficially own approximately 19.0% of the outstanding shares of our common stock, based on shares outstanding as of December 31, 2022. As a result, these stockholders, if acting together, could exercise a significant level of influence over matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may also discourage a potential investor from acquiring our common stock due to the limited voting power of such stock or otherwise may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

- a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our chief executive officer, our president (in the absence of our chief executive officer) or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the structure of our board of directors, the management of our business, and certain rights of our stockholders (including the right to take action by written consent) or our amended and restated bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

- the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

General Risks

If we are unable to hire, retain, train and motivate qualified personnel and senior management, our business, financial condition, results of operations and prospects could suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel, particularly software engineering and sales personnel. In addition, our success in expanding into adjacent markets including the enterprise market requires a significant investment of time, effort and financial resources into hiring and training our sales force to address these markets. If we do not effectively train our direct sales force, we may be unable to add new end customers, increase sales to our existing end customers, or successfully expand into new markets. Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled personnel. Many of the companies with which we compete for experienced personnel have greater resources than we have to provide more attractive compensation packages and other amenities. Research and development personnel are aggressively recruited by startup and growth companies, which are especially active in many of the technical areas and geographic regions in which we conduct product development. In addition, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the stock-based compensation they are to receive in connection with their employment. Declines in the market price of our stock could adversely affect our ability to attract, motivate or retain key employees. In addition, our future performance also depends on the continued services and continuing contributions of our senior management to execute our business plan and to identify and pursue new opportunities and product innovations. Our employment arrangements with our employees do not generally require that they continue to work for us for any specified period, and therefore, they could terminate their employment with us at any time. If we are unable to attract or retain qualified personnel, or if there are delays in hiring required personnel, our business, financial condition, results of operations and prospects may be seriously harmed.

Our business is subject to the risks of earthquakes, fire, power outages, floods, health epidemics and other catastrophic events and to interruption by man-made problems such as terrorism and war.

Our corporate headquarters and the operations of our key manufacturing vendors, logistics providers and partners, as well as many of our customers, are located in areas exposed to risks of natural disasters such as earthquakes and tsunamis, including the San Francisco Bay Area, Japan and Taiwan. A significant natural disaster, such as an earthquake, tsunami, fire or a flood, or other catastrophic event such as the COVID-19 pandemic or other disease outbreak, could have a material adverse effect on our or their business, which could in turn materially affect our financial condition, results of operations and prospects. These events could result in manufacturing and supply chain disruptions, shipment delays, order cancellations, and sales delays which could result in missed financial targets. Any health epidemic could have a material adverse effect on our ability to obtain components for our products that are supplied from Asia or to manufacture our products in Asia. Any such disruption of our suppliers, our contract manufacturers or our service providers would likely impact our sales and operating results. In addition, a health epidemic could adversely affect the economies of many countries, resulting in an economic downturn that could affect demand for our products and likely impact our operating results. In addition, acts of terrorism and war could cause disruptions in our business or the business of our manufacturers, logistics providers, partners or end customers or the economy as a whole. Given our typical concentration of sales at each quarter end, any disruption in the business of our manufacturers, logistics providers, partners or end customers that affects sales at the end of our quarter could have a particularly significant adverse effect on our quarterly results.

We have not paid dividends in the past and do not intend to pay dividends for the foreseeable future.

We have never declared nor paid any dividends on our common stock, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters are located in Santa Clara, California where we currently lease approximately 210,000 square feet of space under a lease agreement that expires in 2023. In February 2023, we extended the lease agreement to 2026 and reduced the leased space to approximately 180,000 square feet. During the year ended December 31, 2021, we purchased land and the improvements thereon in Santa Clara, California to develop space for our future data centers. In addition, we lease office spaces for data centers, operations, sales personnel and research and development in locations throughout the U.S. and various international locations, including Ireland, Canada, India, and Australia. We also lease data centers in the U.S., Ireland and Australia. We believe that our current facilities are adequate to meet our current needs and are being utilized by our business.

Item 3. Legal Proceedings

The information set forth under the "Legal Proceedings" in Note 5. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the NYSE under the symbol "ANET". As of February 8, 2023, there were 56 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared nor paid any dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

Stock Performance Graph

The following shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference into such filing.

The following graph compares the cumulative total return of our common stock with the total return for the NYSE Composite Index and the Standard & Poor's 500 Index (the "S&P 500") from December 29, 2017 (the last trading day of the year) to December 31, 2022.

The graph assumes $100 was invested at the market close on December 29, 2017 in the Company's common stock and in each of the aforementioned indices with the re-investment of dividends, if any. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Securities Authorized for Issuance Under Equity Compensation Plans

Information about securities authorized for issuance under our equity compensation plans is provided in Note 6. Stockholders' Equity and Stock-Based Compensation of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

Recent Sales of Unregistered Equity Securities

There were no sales of unregistered securities during fiscal year 2022.

Issuer Repurchases of Equity Securities

Under our equity incentive plans, certain participants may exercise options prior to vesting, subject to a right of repurchase by us. During the fourth quarter of 2022, there were no repurchases of unvested shares of our common stock made pursuant to our equity incentive plans as a result of us exercising our rights nor pursuant to any publicly-announced plan or program.

Stock Repurchase Programs

In April 2019, our board of directors authorized a $1.0 billion stock repurchase program (the "Repurchase Program"). This authorization allowed us to repurchase shares of our common stock over three years and we completed our repurchases under the Repurchase Program during the fourth quarter of 2021. In the fourth quarter of 2021, our board of directors authorized an additional $1.0 billion stock repurchase program (the "New Repurchase Program"). This authorization allows us to repurchase shares of our common stock and will be funded from working capital. Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchase techniques, 10b5-1 trading plans, or a combination of the foregoing. The New Repurchase Program commenced in the fourth quarter of 2021, and expires on the three-year anniversary thereof. The New Repurchase Program does not obligate us to acquire any of our common stock and may be suspended or discontinued by us at any time without prior notice. Our repurchases for the three months ended December 31, 2022 are disclosed as below (in thousands, except per share amounts). For our repurchase activities made during the rest of the year ended December 31, 2022, please refer to Note 6. Stockholders' Equity and Stock-Based Compensation of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Publicly Announced Plans or Programs
October 1, 2022 - October 31, 2022	28	$ 99.62	28	$ 256,752
November 1, 2022 - November 30, 2022	—	—	—	256,752
December 1, 2022 - December 31, 2022	—	—	—	256,752
	28		28	

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

Arista Networks is an industry leader in data-driven, cognitive cloud networking for next-generation data center and campus workspace environments. At the core of Arista's platform is our EOS, combined with a set of network applications and our Ethernet switching and routing products using merchant silicon, delivering a cloud networking solution with high performance scale and availability, and enabling network automation, visibility, and security.

EOS, combined with a set of network applications and ethernet switching and routing platforms using merchant silicon, provides improved price/performance and time to market, delivering a cloud networking solution with high performance scale and availability, and enabling network automation, visibility, and security.

We generate revenue primarily from sales of our switching and routing platforms, which incorporate our EOS software, and related network applications. We also generate revenue from post-contract support ("PCS"), which end customers typically purchase in conjunction with our products, and renewals of PCS. We sell our products through both our direct sales force and our channel partners. As of December 31, 2022, we had delivered our cloud networking solutions to over 9,000 end customers worldwide. Our end customers span a range of industries and include large internet companies, service providers, financial services organizations, government agencies, media and entertainment companies, telecommunication service providers and other cloud service providers.

Historically, large purchases by a relatively limited number of end customers have accounted for a significant portion of our revenue. We have experienced unpredictability in the timing of orders from these large end customers primarily due to changes in demand patterns specific to these customers, the time it takes these end customers to evaluate, test, qualify and accept our newer products, and the overall complexity of these large orders. For example, sales to our end customers Microsoft and Meta Platforms in fiscal 2022 represented 16% and 26% of our total revenue, respectively, whereas sales to our end customer Microsoft in fiscal 2020 and 2021 amounted to 22% and 15% of our total revenue, respectively, with our end customer Meta Platforms representing less than 10% of our total revenue in both fiscal 2020 and 2021. This variability in customer concentration has been linked to the timing of new product deployments and spending cycles with these customers, and we expect continued variability in our customer concentration and timing of sales on a quarterly and annual basis. Furthermore, we typically provide pricing discounts to large end customers, which may result in lower margins for the period in which such sales occur.

We believe that cloud computing represents a fundamental shift from traditional legacy network architectures. As organizations of all sizes have moved workloads to the cloud, spending on cloud and next-generation data centers has increased rapidly, while traditional legacy IT spending has grown more slowly. Our cloud networking platforms are well positioned to address the growing cloud networking market, and to address increasing performance requirements driven by the growing number of connected devices, as well as the need for constant connectivity and access to data and applications.

The markets for cloud networking solutions are highly competitive and characterized by rapidly changing technology, changing end-customer needs, evolving industry standards, frequent introductions of new products and services, and industry consolidation. We expect competition to intensify in the future as the market for cloud networking expands and existing competitors and new market entrants introduce new products or enhance existing products. Our future success is dependent upon our ability to continue to evolve and adapt to our rapidly changing environment. We must also continue to develop market-leading products and features that address the needs of our existing and new customers, and increase sales in the enterprise data center switching, and campus workspace markets. We intend to continue expanding our sales force and marketing activities in key geographies, as well as our relationships with channel, technology and system-level partners in order to reach new end customers more effectively, increase sales to existing customers, and provide services and support. In addition, we intend to continue to invest in our research and development organization to enhance the functionality of our existing cloud networking platform, introduce new products and features, and build upon our technology leadership. We believe one of our greatest strengths lies in our ability to rapidly develop new features and applications.

Our development model is focused on the development of new products based on our EOS software and enhancements to EOS. We engineer our products to be agnostic with respect to the underlying merchant silicon architecture. The programmability of EOS has allowed us to expand our software applications to address the ever-increasing demands of cloud networking, including workflow automation, network visibility, analytics and network detection and response, and has further allowed us to integrate rapidly with a wide range of third-party applications for virtualization, management, automation, orchestration and network services. This enables us to focus our research and development resources on our software core competencies and to leverage the investments made by merchant silicon vendors to achieve cost-effective solutions. We work closely with third-party contract manufacturers to manufacture our products. Our contract manufacturers deliver our products to our third-party direct fulfillment facilities. We and our fulfillment partners then perform labeling, final configuration, quality assurance testing and shipment to our customers.

Macroeconomic Update

Global economic and business activities continue to face widespread macroeconomic uncertainties, including supply chain constraints, inflation and monetary policy shifts, recession risks, the COVID-19 pandemic, and potential disruptions from the Russia-Ukraine conflict and U.S. trade war with China.

Although we saw some improvement in our manufacturing and supply chain operations in the latter part of 2022, we continue to experience constraints, with some lingering component shortages, extended lead times, and elevated component and supply chain costs. We continue to work closely with our contract manufacturers and supply chain partners to ramp production following a period of delayed component sourcing and workforce disruptions. Although we have worked diligently to drive improvements in these areas, including funding additional working capital and incremental purchase commitments, these delays have negatively impacted our ability to supply products to our customers on a timely basis. Our demand planning horizon remains extended with high levels of purchase commitments and increased investments in working capital to address delays in component sourcing and the risk of future supply chain disruptions, but we cannot be certain that such delays or disruptions will not occur, or that our extended demand planning horizon will adequately address these disruptions should they occur. In addition, inflation pressure in our supply chain, scarcity of some materials needed to build our products and disruptions to our manufacturing process have increased our cost of revenue and have impacted, and may continue to negatively impact our gross margin. Our operating cash-flows have also been and may continue to be negatively impacted by increased component inventories on hand or at our contract manufacturers, awaiting supply of a limited number of scarce components necessary to build and ship the completed product. While overall demand remains stable, supply chain and manufacturing related constraints could impact our ability to fulfill this demand and as a result could negatively impact our business in future periods. In addition, although our business has experienced limited disruption as a result of the Russia-Ukraine conflict, continued escalation of the conflict may negatively impact the global economy and our future operating results and financial condition.

Management continues to actively monitor the impact of these macroeconomic factors on the Company's financial condition, liquidity, operations, suppliers, industry, and workforce. The extent of the impact of these factors on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, the impact on our customers, partners, employees, contract manufacturers and supply chain, all of which continue to evolve and are unpredictable; however, any continued or renewed disruption in manufacturing and supply resulting from these factors could negatively impact our business. We also believe that any extended or renewed economic disruptions or deterioration in the global economy could have a negative impact on demand from our customers in future periods. Accordingly, current results and financial condition discussed herein may not be indicative of future operating results and trends.

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue, Cost of Revenue and Gross Margin (in thousands, except percentages)

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | Change in | |
	$	% of Revenue	$	% of Revenue	$	%
Revenue						
Product	$3,716,079	84.8 %	$2,377,727	80.7 %	$1,338,352	56.3 %
Service	665,231	15.2	570,310	19.3	94,921	16.6
Total revenue	4,381,310	100.0	2,948,037	100.0	1,433,273	48.6
Cost of revenue						
Product	1,573,629	35.9	958,363	32.5	615,266	64.2
Service	131,985	3.0	108,895	3.7	23,090	21.2
Total cost of revenue	1,705,614	38.9	1,067,258	36.2	638,356	59.8
Gross profit	$2,675,696	61.1 %	$1,880,779	63.8 %	$ 794,917	42.3 %
Gross margin	61.1 %		63.8 %			

Revenue by Geography (in thousands, except percentages)

| | Year Ended December 31, | | | |
	2022	% of Total	2021	% of Total
Americas	$3,462,621	79.0 %	$2,156,183	73.2 %
Europe, Middle East and Africa	529,800	12.1	486,836	16.5
Asia-Pacific	388,889	8.9	305,018	10.3
Total revenue	$4,381,310	100.0 %	$2,948,037	100.0 %

Revenue

Product revenue primarily consists of sales of our switching and routing products, and related network applications. Service revenue is primarily derived from sales of PCS contracts, which is typically purchased in conjunction with our products, and subsequent renewals of those contracts. We expect our revenue may vary from period to period based on, among other things, the timing, size, and complexity of orders, especially with respect to our large end customers.

Product revenue increased by $1.3 billion, or 56.3%, in the year ended December 31, 2022 compared to 2021. The increase reflects strong demand for our switching and routing platforms from across our customer base, including healthy contributions from our large cloud customers. Although we saw some improvement in component supply in the latter part of fiscal 2022, supply chain and manufacturing constraints limited our revenue performance throughout the year, and while changes in product deferred revenue impacted the timing of revenue recognition on a quarterly basis, the net change in product deferred revenue for the full year was an immaterial contributor to revenue for the year ended December 31, 2022. In addition, service revenue increased by $94.9 million, or 16.6%, in the year ended December 31, 2022 compared to 2021, as a result of continued growth in initial and renewal PCS contracts as our customer installed base continued to expand. International revenues as a percentage of our total revenues decreased from 26.8% in 2021 to 21.0% in 2022, which was primarily driven by increased purchases from large cloud customers in our Americas region. As a result of cost inflation in our supply chain, we implemented targeted price increases during the year, which began to benefit our revenue in late 2022. As supply chain costs improve, we expect to return to a more competitive pricing environment for our products and services.

Cost of Revenue and Gross Margin

Cost of product revenue primarily consists of amounts paid for inventory to our third-party contract manufacturers and merchant silicon vendors, overhead costs of our manufacturing operations, including freight, and other costs associated with manufacturing our products and managing our inventory and supply chain. Cost of service revenue primarily consists of personnel and other costs associated with our global customer support and services organizations.

Cost of revenue increased by $638.4 million, or 59.8% for the year ended December 31, 2022 compared to 2021. These increases were primarily driven by a corresponding increase in product and service revenues, combined with an increase in material and logistics costs to mitigate supply chain constraints and to meet customer demand, as well as an increase in provisions for excess/obsolete finished goods and component inventory.

Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including pricing pressure on our products and services due to competition, the mix of sales to large end customers who generally receive lower pricing, the mix of products sold, manufacturing-related costs, including costs associated with supply chain sourcing activities, merchant silicon costs, and excess/obsolete inventory charges, including charges for excess/obsolete component inventory with our contract manufacturers and suppliers. We expect our gross margin to fluctuate over time, depending on the factors described above.

Gross margin decreased from 63.8% for the year ended December 31, 2021 to 61.1% for the year ended December 31, 2022. The decrease was primarily driven by an increased proportion of our sales to larger end customers who generally receive larger discounts, increased material and logistics costs, and increased excess/obsolete finished goods and component inventory charges, partly offset by the leverage of fixed overhead costs on a higher revenue base.

Operating Expenses (in thousands, except percentages)

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. The largest component of our operating expenses is personnel costs. Personnel costs consist of wages, benefits, bonuses and, with respect to sales and marketing expenses, sales commissions. Personnel costs also include stock-based compensation and travel expenses.

| | Year Ended December 31, | | | | Change in | |
| | 2022 | | 2021 | | | |
	$	% of Revenue	$	% of Revenue	$	%
Operating expenses:						
Research and development	$ 728,394	16.6 %	$ 586,752	19.9 %	$ 141,642	24.1 %
Sales and marketing	326,955	7.5	286,171	9.7	40,784	14.3
General and administrative	93,241	2.1	83,117	2.8	10,124	12.2
Total operating expenses	$ 1,148,590	26.2 %	$ 956,040	32.4 %	$ 192,550	20.1 %

Research and development.

Research and development expenses consist primarily of personnel costs, prototype expenses, third-party engineering costs, and an allocated portion of facility and IT costs. Our research and development efforts are focused on new product development and maintaining and developing additional functionality for our existing products, including new releases and upgrades to our EOS software and applications. We expect our research and development expenses to increase in absolute dollars as we continue to invest in software development in order to expand the capabilities of our cloud networking platform, introduce new products and features, and continue to invest in our technology.

Research and development expenses increased by $141.6 million, or 24.1%, for the year ended December 31, 2022 compared to 2021. The increase was primarily due to a $68.6 million increase in personnel costs driven by an increase in headcount, and a $57.5 million increase in new product introduction costs, including third-party engineering and other product development costs.

Sales and marketing.

Sales and marketing expenses consist primarily of personnel costs, marketing, trade shows, and other promotional activities, and an allocated portion of facility and IT costs. We expect our sales and marketing expenses to increase in absolute dollars as we continue to expand our sales and marketing efforts worldwide.

Sales and marketing expenses increased by $40.8 million, or 14.3%, for the year ended December 31, 2022 compared to 2021. The increase was primarily caused by increased personnel costs driven by headcount growth.

General and administrative.

General and administrative expenses consist primarily of personnel costs and professional services costs. General and administrative personnel costs include those for our executive, finance, human resources and legal functions. Our professional services costs are primarily related to external legal, accounting, and tax services.

General and administrative expenses increased by $10.1 million, or 12.2%, for the year ended December 31, 2022 compared to 2021. The increase was driven by an increase in personnel costs driven by increased headcount, and increased legal and professional fees primarily driven by acquisitions during the first half of 2022.

Other Income, Net (in thousands, except percentages)

Other income (expense), net consists primarily of interest income from our cash, cash equivalents and marketable securities, gains and losses on our equity investments in privately-held companies and marketable securities, and foreign currency transaction gains and losses. We expect other income (expense), net may fluctuate in the future as a result of the re-measurement of our equity investments upon the occurrence of either observable price changes or impairments, changes in interest rates or returns on our cash and cash equivalents and marketable securities, and foreign currency exchange rate fluctuations.

| | Year Ended December 31, | | | | | Change in | |
| | 2022 | | 2021 | | | | |
	$	% of Revenue	$	% of Revenue		$	%
Other income (expense), net:							
Interest income	$ 27,556	0.6 %	$ 7,215	0.2 %	$	20,341	281.9 %
Unrealized gain (loss) on equity investments	27,479	0.6	—	—		27,479	100.0
Other income (expense), net	(345)	—	(1,075)	—		730	(67.9)
Total other income, net	$ 54,690	1.2 %	$ 6,140	0.2 %	$	48,550	790.7 %

The movement in other income (expense), net, during the year ended December 31, 2022 as compared to 2021 was driven by an increase in interest income due to higher interest rates. In addition, we had unrealized gains of $27.5 million in the year ended December 31, 2022 related to our equity investments.

Provision for Income Taxes (in thousands, except percentages)

We operate in a number of tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may also be subject to U.S. income tax. Generally, our U.S. tax obligations are reduced by a credit for foreign income taxes paid on these foreign earnings, which avoids double taxation. Our tax expense to date consists of federal, state and foreign current and deferred income taxes.

| | Year Ended December 31, | | | | Change in | |
| | 2022 | | 2021 | | | |
	$	% of Revenue	$	% of Revenue	$	%
Provision for income taxes	$ 229,350	5.2 %	$ 90,025	3.1 %	$139,325	154.8 %
Effective tax rate	14.5 %		9.7 %			

Our provision for income taxes and effective tax rate increased in 2022 as compared to 2021. The increase in our income taxes was due to an increase in pre-tax income. The increase in our effective tax rate was largely attributable to a decrease in the proportion of tax benefits attributable to stock-based compensation versus total pre-tax income. For further information regarding income taxes and the impact on our results of operations and financial position, refer to Note 8. Income Taxes of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue, Cost of Revenue and Gross Margin (in thousands, except percentages)

	Year Ended December 31,					
	2021		2020		Change in	
	$	% of Revenue	$	% of Revenue	$	%
Revenue						
Product	$2,377,727	80.7 %	$1,830,842	79.0 %	$546,885	29.9 %
Service	570,310	19.3	486,670	21.0	83,640	17.2
Total revenue	2,948,037	100.0	2,317,512	100.0	630,525	27.2
Cost of revenue						
Product	958,363	32.5	749,962	32.4	208,401	27.8
Service	108,895	3.7	85,664	3.7	23,231	27.1
Total cost of revenue	1,067,258	36.2	835,626	36.1	231,632	27.7
Gross profit	$1,880,779	63.8 %	$1,481,886	63.9 %	$398,893	26.9 %
Gross margin	63.8 %		63.9 %			

Revenue by Geography (in thousands, except percentages)

	Year Ended December 31,			
	2021	% of Total	2020	% of Total
Americas	$2,156,183	73.2 %	$1,771,992	76.5 %
Europe, Middle East and Africa	486,836	16.5	326,729	14.1
Asia-Pacific	305,018	10.3	218,791	9.4
Total revenue	$2,948,037	100.0 %	$2,317,512	100.0 %

Revenue

Product revenue increased by $546.9 million, or 29.9%, in the year ended December 31, 2021 compared to 2020, which reflected stronger demand for our products from new and existing customers, and broader market acceptance of our enterprise and campus products. Service revenue increased by $83.6 million, or 17.2%, in the year ended December 31, 2021 compared to 2020, as a result of continued growth in initial and renewal PCS contracts as our customer installed base continued to expand. International revenues increased from 23.5% in 2020 to 26.8% in 2021, which was mostly driven by increased shipments to our large end customers in the EMEA region.

Cost of Revenue and Gross Margin

Cost of revenue increased by $231.6 million or 27.7% for the year ended December 31, 2021 compared to 2020. These increases were primarily driven by a corresponding increase in product and service revenues, coupled with an increase in supply chain costs due to increased production capacity and higher volumes.

Gross margin slightly decreased from 63.9% for the year ended December 31, 2020 to 63.8% for the year ended December 31, 2021. The change in gross margin was unfavorably impacted by higher supply chain costs, as well as increased service costs to support our growing installed base. These unfavorable impacts were mostly offset by improved product margins due to a reduced proportion of our sales to larger end customers who generally receive larger discounts.

Operating Expenses (in thousands, except percentages)

	Year Ended December 31,				Change in	
	2021		2020			
	$	% of Revenue	$	% of Revenue	$	%
Operating expenses:						
Research and development	$ 586,752	19.9 %	$ 486,594	20.9 %	$ 100,158	20.6 %
Sales and marketing	286,171	9.7	229,366	9.9	56,805	24.8
General and administrative	83,117	2.8	66,242	2.9	16,875	25.5
Total operating expenses	$ 956,040	32.4 %	$ 782,202	33.7 %	$ 173,838	22.2 %

Research and development

Research and development expenses increased by $100.2 million, or 20.6%, for the year ended December 31, 2021 compared to 2020. The increase was primarily due to a $67.0 million increase in personnel costs driven by an increase in headcount, and a $32.3 million increase in new product introduction costs, including third-party engineering and other product development costs.

Sales and marketing

Sales and marketing expenses increased by $56.8 million, or 24.8%, for the year ended December 31, 2021 compared to 2020. The increase was primarily driven by increased headcount and higher sales volume resulting in increased personnel costs.

General and administrative

General and administrative expenses increased by $16.9 million, or 25.5%, for the year ended December 31, 2021 compared to 2020. The increase was driven by a $17.7 million increase in personnel costs, primarily stock-based compensation, which was partially offset by a decrease in non-recurring acquisition-related expenses of $4.2 million resulting from the acquisitions of Big Switch and Awake Security in 2020.

Other Income, Net (in thousands, except percentages)

	Year Ended December 31,				Change in	
	2021		2020			
	$	% of Revenue	$	% of Revenue	$	%
Other income, net:						
Interest income	$ 7,215	0.2 %	$ 27,139	1.2 %	$ (19,924)	(73.4)%
Gain on sale of marketable securities	—	—	9,432	0.4	(9,432)	(100.0)
Gain on investments in privately-held companies	—	—	4,164	0.2	(4,164)	(100.0)
Other income (expense), net	(1,075)	—	(1,556)	(0.1)	481	(30.9)
Total other income, net	$ 6,140	0.2 %	$ 39,179	1.7 %	$ (33,039)	(84.3)%

The unfavorable change in other income, net, during the year ended December 31, 2021 as compared to 2020 was driven by a $19.9 million decrease in interest income, which was primarily caused by significant declines in the yields of government and corporate bonds in our investment portfolio. In addition, we recorded a gain on sale of marketable securities and a gain on investments in privately-held companies in 2020, which did not recur in 2021.

Provision for Income Taxes (in thousands, except percentages)

| | Year Ended December 31, | | | | Change in | |
| | 2021 | | 2020 | | | |
	$	% of Revenue	$	% of Revenue	$	%
Provision for income taxes	$ 90,025	3.1 %	$104,306	4.5 %	$ (14,281)	(13.7)%
Effective tax rate	9.7 %		14.1 %			

Despite an increase in pre-tax income in 2021 as compared to 2020, our provision for income taxes and effective tax rate decreased in 2021 as compared to 2020. The decrease in our income taxes and effective tax rate was largely attributable to increased tax benefits from stock-based compensation, combined with a favorable change in jurisdictional mix of earnings. These two factors are variable in nature and past results may not be indicative of future results. For further information regarding income taxes and the impact on our results of operations and financial position, refer to Note 8. Income Taxes of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

Liquidity and Capital Resources

Our principal sources of liquidity are cash, cash equivalents, marketable securities, and cash generated from operations. As of December 31, 2022, our total balance of cash, cash equivalents and marketable securities was $3.0 billion, of which approximately $446.9 million was held outside the U.S. in our foreign subsidiaries.

Our cash, cash equivalents and marketable securities are held for general business purposes, including the funding of working capital. Our marketable securities investment portfolio is primarily invested in highly-rated securities, with the primary objective of minimizing the potential risk of principal loss. We plan to continue to invest for long-term growth. We believe that our existing balances of cash, cash equivalents and marketable securities, together with cash generated from operations, will be sufficient to meet our working capital requirements and our growth strategies for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support research and development activities, the timing and cost of establishing additional sales and marketing capabilities, the introduction of new and enhanced product and service offerings, our costs associated with supply chain activities, including access to outsourced manufacturing, our costs related to investing in or acquiring complementary or strategic businesses and technologies, the continued market acceptance of our products, and stock repurchases. If we require or elect to seek additional capital through debt or equity financing in the future, we may not be able to raise capital on terms acceptable to us or at all. If we are required and unable to raise additional capital when desired, our business, operating results and financial condition may be adversely affected.

Cash Flows

| | Year Ended December 31, | | |
| | 2022 | 2021 | 2020 |
		(in thousands)	
Cash provided by operating activities	$ 492,813	$ 1,015,856	$ 735,114
Cash provided by (used in) investing activities	216,327	(925,562)	(608,802)
Cash (used in) financing activities	(654,601)	(360,882)	(346,339)
Effect of exchange rate changes	(3,611)	(1,816)	1,966
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 50,928	$ (272,404)	$ (218,061)

Cash Flows from Operating Activities

Our operating activities consist of net income, adjusted for certain non-cash items, and changes in assets and liabilities.

During the year ended December 31, 2022, cash provided by operating activities was $492.8 million, primarily from net income of $1.4 billion and net non-cash adjustments to net income of $53.2 million, partially offset by a net increase of $912.8 million in working capital requirements. Net non-cash adjustments primarily consisted of $230.9 million of stock-based compensation expenses and $62.7 million of depreciation, amortization and other expenses, which were largely offset by an increase in deferred income taxes of $244.4 million primarily resulting from increased deferred tax assets associated with the capitalization of research and development costs under IRC Section 174. The increase in working capital requirements primarily consisted of a $638.9 million increase in inventory in response to a significant increase in business volume, increased lead times and supply chain disruptions, and a $401.5 million increase in accounts receivable due to the larger business volume and timing of shipments in the fourth quarter of 2022, as well as an $85.2 million increase in prepaid and other current assets primarily driven by increased inventory deposits to our contract manufacturers. These cash outflows were largely offset by a $99.0 million increase in deferred revenue driven by a growth in PCS contracts, a $98.0 million increase in accounts payable and accrued liabilities related to significant business volume, timing of payments, and increased supplier and contract manufacturer liability reserves and a $44 million increase in income taxes, net, due to an increase in our income tax provision and timing of payments.

During the year ended December 31, 2021, cash provided by operating activities was $1.0 billion, primarily from net income of $840.9 million and net non-cash adjustments to net income of $181.9 million, partially offset by a net increase of $6.9 million in working capital requirements. The net non-cash adjustments primarily consist of $186.9 million of stock-based compensation expenses, $50.3 million of depreciation and amortization expenses and $26.8 million of amortization of investment premiums (discounts), all of which were offset by the deferred income tax adjustment of $99.3 million. The increase in working capital primarily consisted of a $170.5 million increase in inventory to help mitigate the impact of COVID-19 related supply chain disruptions, a $134.8 million increase in prepaid and other current assets primarily driven by an increase in deferred cost of sales associated with higher product revenue deferrals, increased inventory deposits to our contract manufacturers, and higher prepaid taxes and other assets. In addition, we had an increase of $127.0 million in accounts receivables due to increased product and service billings. These cash outflows were largely offset by a $278.5 million increase in deferred revenue reflecting ongoing growth in PCS contracts and increased product deferred revenue related to contracts with acceptance terms. In addition, we had a $66.7 million increase in accounts payable related to the volume and timing of production receipts, and an $83.5 million increase in accrued expenses primarily driven by increased supply chain and development costs, as well as accrued compensation-related costs.

Cash Flows from Investing Activities

Our investing activities consist of our marketable securities investments, business combinations, investments in privately-held companies, and capital expenditures.

During the year ended December 31, 2022, cash provided by investing activities was $216.3 million, consisting of proceeds of $1.6 billion from maturities of marketable securities, proceeds from the sale of marketable securities of $193.8 million, partially offset by purchases of available-for-sale securities of $1.4 billion, $145.1 million for business acquisitions, purchases of property, equipment and intangible assets of $44.6 million, and investments and notes receivable in private companies of $12.7 million.

During the year ended December 31, 2021, cash used in investing activities was $925.6 million, primarily consisting of purchases of available-for-sale securities of $2.3 billion, investments and notes receivable in private companies of $19.9 million, and purchases of property, equipment and intangible assets of $64.7 million, partially offset by proceeds of $1.5 billion from maturities of marketable securities, proceeds from the sale of marketable securities of $19.6 million, and the receipt of escrow payments of $1.3 million.

Cash Flows from Financing Activities

Our financing activities consist of proceeds from the issuance of our common stock under employee equity incentive plans, offset by repurchases of our common stock.

During the year ended December 31, 2022, cash used in financing activities was $654.6 million, consisting primarily of common stock repurchases of $670.3 million and taxes paid of $32.7 million upon vesting of restricted stock units, offset partially by proceeds from the issuance of common stock under employee equity incentive plans of $48.4 million.

During the year ended December 31, 2021, cash used in financing activities was $360.9 million, consisting primarily of payments for repurchases of our common stock of $411.6 million and taxes paid of $16.5 million upon vesting of restricted stock units, offset partially by proceeds from the issuance of common stock under employee equity incentive plans of $67.2 million.

Stock Repurchase Programs

In April 2019, our board of directors authorized a $1.0 billion stock repurchase program (the "Repurchase Program"). This authorization allowed us to repurchase shares of our common stock over three years and we completed our repurchases under the Repurchase Program during the fourth quarter of 2021. In the fourth quarter of 2021, our board of directors authorized an additional $1.0 billion stock repurchase program (the "New Repurchase Program"). This authorization allows us to repurchase shares of our common stock and will be funded from working capital. The New Repurchase Program commenced in the fourth quarter of 2021, and expires on the three-year anniversary thereof. The New Repurchase Program does not obligate us to acquire any of our common stock and may be suspended or discontinued by the company at any time without prior notice. As of December 31, 2022, the remaining authorized amount for repurchases under the New Repurchase Program was $256.8 million. Refer to Note 6. Stockholders' Equity and Stock-Based Compensation of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K for further discussion.

Material cash requirements

Our material cash requirements will have an impact on our future liquidity. Our material cash requirements represent material expected or contractually committed future payment obligations. We believe that we will be able to fund these obligations through cash generated from operations and from our existing balances of cash, cash equivalents and marketable securities.

Our material cash requirements include the following contractual and other obligations:

Leases

We have operating lease arrangements for office space, data center, equipment and other corporate assets. As of December 31, 2022, we had lease payment obligations, net of immaterial sublease income, of $71.4 million, with $22.5 million payable within 12 months.

Purchase Obligations

Purchase obligations represent an estimate of all non-cancellable open purchase orders and contractual obligations, made either directly by Arista or by our contract manufacturers on our behalf, in the ordinary course of business for which we have not received the goods or services. As of December 31, 2022, we had $3.7 billion of such purchase obligations, of which $2.9 billion are expected to be received within 12 months, and $0.8 billion are expected to be received after one year. These open purchase orders are considered enforceable and legally binding, and while we may have some limited ability to reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services, this can only occur with the agreement of the related supplier.

Accrued Income Taxes

As of December 31, 2022, we have recorded long-term tax liabilities of $83.5 million related to uncertain tax positions; however, we are unable to make a reasonably reliable estimate of the timing of settlement, if any, of these future payments.

In connection with the Tax Cuts and Jobs Act of 2017 ("TCJA"), effective from January 1st, 2022, the TCJA eliminates the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years pursuant to IRC Section 174. As of December 31, 2022, the incremental cash tax impact resulting from the new regulations was approximately $195.0 million for the year, of which substantially all of the liability for the full year has been paid. In addition, we may incur incremental cash taxes of up to $180.0 million in fiscal 2023. No material change to our effective tax rate resulted from this new regulation.

Off-balance sheet arrangements

As of December 31, 2022, we did not have any relationships with any unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Estimates

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("GAAP" or "U.S. GAAP") and include our accounts and the accounts of our wholly owned subsidiaries.

The preparation of these consolidated financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the applicable periods. Note 1, "Organization and Summary of Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K describes the significant accounting policies and methods used in the preparation of the Company's consolidated financial statements. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. We evaluate our estimates, assumptions and judgments on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

Revenue Recognition

We generate revenue from sales of our products, which incorporate our EOS software and accessories such as cables and optics, to direct customers and channel partners together with PCS. We typically sell products and PCS in a single contract. We recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products or services. Most of our contracts with customers, other than renewals of PCS, contain multiple performance obligations with a combination of products and PCS. Products and PCS generally qualify as distinct performance obligations. Our hardware includes EOS software, which together deliver the essential functionality of our products. For contracts which contain multiple performance obligations, we allocate revenue to each distinct performance obligation based on the standalone selling price ("SSP"). Judgment is required to determine the SSP for each distinct performance obligation. We use a range of amounts to estimate SSP for products and PCS sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the various products and PCS.

If we do not have an observable SSP, such as when we do not sell a product or service separately, then SSP is estimated using judgment and considering all reasonably available information, such as market conditions and information about the size and/or purchase volume of the customer. We generally use a range of amounts to estimate SSP for individual products and services based on multiple factors including, but not limited to, the sales channel (reseller, distributor or end customer), the geographies in which our products and services are sold, and the size of the end customer.

We limit the amount of revenue recognition for contracts containing forms of variable consideration, such as future performance obligations, customer-specific returns, and acceptance or refund obligations. We include some or all of an estimate of the related at-risk consideration in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recorded under each contract will not occur when the uncertainties surrounding the variable consideration are resolved.

We may occasionally accept returns to address customer satisfaction issues even though there is generally no contractual provision for such returns. We estimate returns for sales to customers based on historical return rates applied against current-period shipments. Specific customer returns and allowances are considered when determining our sales return reserve estimate.

We have elected a practical expedient to apply the guidance to a portfolio of contracts or performance obligations with similar characteristics so long as such application would not differ materially from applying the guidance to the individual contracts (or performance obligations) within that portfolio. Consequently, we have chosen to apply the portfolio approach when possible, which we do not believe will happen frequently. Additionally, we will evaluate a portfolio of data, when possible, in various situations, including accounting for commissions, rights of return and transactions with variable consideration.

Inventory Valuation and Contract Manufacturer/Supplier Liabilities

Inventories primarily consist of finished goods and strategic components, primarily integrated circuits. Inventories are stated at the lower of cost (computed using the first-in, first-out method) and net realizable value. Manufacturing overhead costs and inbound shipping costs are included in the cost of inventory. We record a provision when inventory is determined to be in excess of anticipated demand, or obsolete, to adjust inventory to its estimated realizable value.

Our contract manufacturers procure components and assemble products on our behalf based on our forecasts. We record a liability and a corresponding charge for non-cancellable, non-returnable purchase commitments with our contract manufacturers or suppliers for quantities in excess of our demand forecasts or that are considered obsolete due to manufacturing and engineering change orders resulting from design changes.

We use significant judgment in establishing our forecasts of future demand and obsolete material exposures. These estimates depend on our assessment of current and expected orders from our customers, product development plans and current sales levels. In addition, industry-wide supply chain shortages have resulted in extended lead times for components and have required us to extend the time horizon of our demand forecasts. There is however no guarantee that all suppliers will meet their commitments in the time frame committed or that actual customer demand will directly match our demand forecasts. If actual market demand conditions or supplier execution on commitments are less favorable than those projected by management, which may be caused by factors within and/or outside of our control, we may be required to increase our inventory write-downs and liabilities to our contract manufacturers and suppliers, which could have an adverse impact on our gross margins and profitability. We regularly evaluate our exposure for inventory write-downs and adequacy of our contract manufacturer and supplier liabilities.

Income Taxes

Significant management judgment is required in developing our provision for or benefit from income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results and estimates of our ability to generate sufficient future taxable income in certain foreign and state tax jurisdictions, future reversals of taxable temporary differences, and potential tax planning strategies. An adjustment to the valuation allowance will either increase or decrease our provision for or benefit from income taxes in the period such determination is made.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions, which involves significant judgment in the interpretation of complex domestic and international tax laws and may give rise to uncertain tax positions. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether it is more likely than not that additional taxes, interest, and penalties will be due. Although management believes our unrecognized tax benefits are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our unrecognized tax benefits. Our unrecognized tax benefits are adjusted considering changing facts and circumstances, such as the closing of a tax examination or the refinement of an estimate. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on our financial condition and operating results.

Recent Accounting Pronouncements

Refer to the subheading titled "*Recently Adopted Accounting Pronouncements*" in Note 1. Organization and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates, interest rates, investments in privately-held companies, and marketable equity investments. Macroeconomic uncertainties, including supply chain and labor shortages, inflation and monetary policy shifts, recession risks, the COVID-19 pandemic, and potential disruptions from the Russia-Ukraine conflict and U.S. trade war with China have increased the volatility of global financial markets, which may increase our foreign currency exchange risk and interest rate risk. For further discussion of the potential impacts on our business, operating results, and financial condition, see Risk Factors included in Part I, Item 1A of this Form 10-K.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Substantially all of our revenue is denominated in U.S. dollars, and therefore, our revenue is not directly subject to foreign currency risk. However, we are indirectly exposed to foreign currency risk. A stronger U.S. dollar could make our products and services more expensive in foreign countries and therefore reduce demand. A weaker U.S. dollar could have the opposite effect. Such economic exposure to currency fluctuations is difficult to measure or predict because our sales are also influenced by many other factors.

Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the U.S. and to a lesser extent in Europe and Asia. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. A hypothetical 10% change in foreign currency exchange rates on our monetary assets and liabilities would not be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our financial statements. While we have not engaged in the hedging of our foreign currency transactions to date and do not enter into any hedging contracts for trading or speculative purposes, we may in the future hedge selected significant transactions denominated in currencies other than the U.S. dollar.

Interest Rate Sensitivity

As of December 31, 2022, and 2021, we had cash, cash equivalents and available-for-sale marketable securities totaling $3.0 billion and $3.4 billion, respectively. Cash equivalents and marketable securities were invested primarily in money market funds, corporate bonds, U.S. agency mortgage-backed securities, U.S. treasury securities and commercial paper. Our primary investment objectives are to preserve capital and maintain liquidity requirements. In addition, our policy limits the amount of credit exposure to any single issuer. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the U.S. A decline in interest rates would reduce our interest income on our cash, cash equivalents and marketable securities. For the years ended December 31, 2022, 2021 and 2020, the effect of an immediate 10% change in interest rates would not have been material to our operating results and the total value of the portfolio assuming consistent investment levels.

On the other hand, the fair market value of our investments in fixed income securities may be adversely impacted. We would incur unrealized losses on fixed income securities if there is an increase in interest rates compared to interest rates at the time of purchase. In the unlikely event we are forced to sell our marketable securities prior to maturity, we may incur realized losses in such investments. However, because of the conservative and short-term nature of the investments in our portfolio, a change in interest rates is not expected to have a material impact on our consolidated financial statements.

Investments in Privately-Held Companies and Marketable Equity Investment

Our non-marketable equity investments in privately-held companies are recorded in "Investments" in our consolidated balance sheets. As of December 31, 2022 and 2021, the total carrying amount of our investments in privately-held companies was $39.5 million and $20.2 million, respectively. For the years ended December 31, 2022, 2021 and 2020, we recorded a net gain of $15.8 million, $0, and $4.1 million, respectively, on certain investments. See Note 2. Fair Value Measurements of the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K for details.

The privately-held companies in which we invested are in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. We could lose our entire investment in these companies. Our evaluation of investments in privately-held companies is based on the fundamentals of the businesses invested in, including among other factors, the nature of their technologies and potential for financial return.

One of our equity investments in a privately-held company completed an initial public offering at the beginning of 2022 and subsequently our investment converted to a marketable equity security and is subject to price risk. This investment generated an unrealized gain of $10.7 million during 2022 and the fair value of the investment was $19.1 million as of December 31, 2022.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Arista Networks, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arista Networks, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 13, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Valuation & Contract Manufacturer/Supplier Liabilities

Description of the Matter	As discussed in Note 1 of the consolidated financial statements, the Company's inventories are stated at the lower of cost (computed using the first-in, first-out method) and net realizable value. The Company's inventory balance totaled $1.3 billion on December 31, 2022. The Company records a provision when inventory is determined to be in excess of anticipated demand, or obsolete, to adjust inventory to its estimated realizable value. The Company records a contract manufacturer/supplier liability and a corresponding charge for non-cancellable, non-returnable purchase commitments with contract manufacturers or suppliers for quantities in excess of the Company's demand forecasts, or that are considered obsolete.
	Auditing management's assessment of net realizable value for inventory and contract manufacturer/supplier liabilities was complex and highly judgmental due to the assessment of management's estimates of forecasted product demand, which can be impacted by changes in overall customer demand, changes in the timing of the introduction and customer adoption of new products, adjustments to manufacturing and engineering schedules, and overall general economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's determination of the net realizable value of inventory and the contract manufacturer/supplier liability. This included controls over the preparation of the demand and production forecasts, and the evaluation of the accuracy and completeness of the inventory provision and contract manufacturer/supplier liability.
	To test the inventory provision and contract manufacturer/supplier liability, we performed audit procedures that included, among others, assessing the Company's methodology over the computation of the provision and liability, testing the significant assumptions and the underlying inputs used by the Company in its analysis including historical sales trends, expectations regarding future sales, changes in the Company's business, customer base and other relevant factors.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.
San Jose, California
February 13, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Arista Networks, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Arista Networks, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arista Networks, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 13, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
February 13, 2023

ARISTA NETWORKS, INC.
Consolidated Balance Sheets
(In thousands, except par value)

	December 31,	
	2022	**2021**
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 671,707	$ 620,813
Marketable securities	2,352,022	2,787,502
Accounts receivable, net	923,096	516,509
Inventories	1,289,706	650,117
Prepaid expenses and other current assets	314,217	237,735
Total current assets	5,550,748	4,812,676
Property and equipment, net	95,009	78,634
Acquisition-related intangible assets, net	122,205	93,555
Goodwill	265,924	188,397
Investments	39,468	20,247
Operating lease right-of-use assets	53,390	65,182
Deferred tax assets	574,912	442,295
Other assets	73,754	33,443
TOTAL ASSETS	$ 6,775,410	$ 5,734,429
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 232,572	$ 202,636
Accrued liabilities	292,487	226,643
Deferred revenue	637,432	593,578
Other current liabilities	131,040	86,972
Total current liabilities	1,293,531	1,109,829
Income taxes payable	89,839	69,916
Operating lease liabilities, non-current	43,964	56,527
Deferred revenue, non-current	403,814	335,734
Deferred tax liabilities, non-current	42	129,074
Other long-term liabilities	58,400	54,749
TOTAL LIABILITIES	1,889,590	1,755,829
Commitments and contingencies (Note 5)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.0001 par value—100,000 shares authorized and no shares issued and outstanding as of December 31, 2022 and 2021	—	—
Common stock, $0.0001 par value—1,000,000 shares authorized as of December 31, 2022 and 2021; 306,890 and 307,681 shares issued and outstanding as of December 31, 2022 and 2021	31	31
Additional paid-in capital	1,780,714	1,530,046
Retained earnings	3,138,983	2,456,823
Accumulated other comprehensive income (loss)	(33,908)	(8,300)
TOTAL STOCKHOLDERS' EQUITY	4,885,820	3,978,600
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,775,410	$ 5,734,429

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended December 31,		
	2022	2021	2020
Revenue:			
Product	$ 3,716,079	$ 2,377,727	$ 1,830,842
Service	665,231	570,310	486,670
Total revenue	4,381,310	2,948,037	2,317,512
Cost of revenue:			
Product	1,573,629	958,363	749,962
Service	131,985	108,895	85,664
Total cost of revenue	1,705,614	1,067,258	835,626
Gross profit	2,675,696	1,880,779	1,481,886
Operating expenses:			
Research and development	728,394	586,752	486,594
Sales and marketing	326,955	286,171	229,366
General and administrative	93,241	83,117	66,242
Total operating expenses	1,148,590	956,040	782,202
Income from operations	1,527,106	924,739	699,684
Other income, net	54,690	6,140	39,179
Income before income taxes	1,581,796	930,879	738,863
Provision for income taxes	229,350	90,025	104,306
Net income	$ 1,352,446	$ 840,854	$ 634,557
Earnings per share:			
Basic	$ 4.41	$ 2.74	$ 2.09
Diluted	$ 4.27	$ 2.63	$ 2.00
Weighted-average common shares outstanding:			
Basic	306,473	306,512	303,936
Diluted	316,459	319,238	317,860

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.
Consolidated Statements of Comprehensive Income
(In thousands)

	Year Ended December 31,		
	2022	2021	2020
Net income	$ 1,352,446	$ 840,854	$ 634,557
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(3,215)	(1,381)	1,514
Available-for-sale investments:			
Changes in net unrealized gains (losses) on available-for-sale securities	(23,025)	(7,157)	8,013
Less: reclassification adjustment for net (gains) losses included in net income	632	—	(9,432)
Other comprehensive income (loss)	(25,608)	(8,538)	95
Comprehensive income	$ 1,326,838	$ 832,316	$ 634,652

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.
Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Stock		Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance — December 31, 2019	305,556	$ 30	$1,106,283	$ 1,788,230	$ 143	$ 2,894,686
Net income	—	—	—	634,557	—	634,557
Other comprehensive income, net of tax	—	—	—	—	95	95
Stock-based compensation	—	—	137,128	—	—	137,128
Issuance of common stock in connection with employee equity incentive plans	7,336	—	57,556	—	—	57,556
Repurchase of common stock	(8,048)	—	—	(395,173)	—	(395,173)
Tax withholding paid for net share settlement of equity awards	(148)	—	(8,722)	—	—	(8,722)
Vesting of early-exercised stock options	—	—	164	—	—	164
Balance — December 31, 2020	304,696	30	1,292,409	2,027,614	238	3,320,291
Net income	—	—	—	840,854	—	840,854
Other comprehensive loss, net of tax	—	—	—	—	(8,538)	(8,538)
Stock-based compensation	—	—	186,875	—	—	186,875
Issuance of common stock in connection with employee equity incentive plans	7,693	1	67,244	—	—	67,245
Repurchase of common stock	(4,537)	—	—	(411,645)	—	(411,645)
Tax withholding paid for net share settlement of equity awards	(171)	—	(16,482)	—	—	(16,482)
Balance — December 31, 2021	307,681	31	1,530,046	2,456,823	(8,300)	3,978,600
Net income	—	—	—	1,352,446	—	1,352,446
Other comprehensive loss, net of tax	—	—	—	—	(25,608)	(25,608)
Stock-based compensation	—	—	230,934	—	—	230,934
Issuance of common stock in connection with employee equity incentive plans	5,908	1	48,410	—	—	48,411
Repurchase of common stock	(6,461)	(1)	—	(670,286)	—	(670,287)
Tax withholding paid for net share settlement of equity awards	(271)	—	(32,725)	—	—	(32,725)
Common stock issued for business acquisition	33	—	4,049	—	—	4,049
Balance — December 31, 2022	306,890	$ 31	$1,780,714	$ 3,138,983	$ (33,908)	$ 4,885,820

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,352,446	$ 840,854	$ 634,557
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other	62,700	50,334	35,158
Noncash lease expense	18,648	17,112	16,970
Stock-based compensation	230,934	186,875	137,042
Deferred income taxes	(244,382)	(99,290)	(9,144)
Unrealized gain on equity investments	(27,479)	—	(4,164)
Amortization (accretion) of investment premiums (discount)	12,767	26,847	10,381
Changes in operating assets and liabilities:			
Accounts receivable, net	(401,531)	(126,969)	10,673
Inventories	(638,948)	(170,449)	(235,318)
Prepaid expenses and other current assets	(85,166)	(126,002)	(5,966)
Other assets	(32,299)	(4,220)	4,965
Accounts payable	31,436	66,681	41,161
Accrued liabilities	66,586	83,524	2,728
Deferred revenue	98,957	278,485	50,352
Income taxes, net	44,026	(2,589)	28,617
Other liabilities	4,118	(5,337)	17,102
Net cash provided by operating activities	492,813	1,015,856	735,114
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of marketable securities	1,643,824	1,455,465	1,545,689
Purchases of marketable securities	(1,418,857)	(2,317,264)	(2,688,064)
Business acquisition, net of cash acquired	(145,087)	—	(227,420)
Purchases of property, equipment and intangible assets	(44,644)	(64,736)	(15,384)
Escrow receipts from past business acquisitions	—	1,299	—
Investments and notes receivable in privately-held companies	(12,691)	(19,933)	3,399
Proceeds from sale of marketable securities	193,782	19,607	772,978
Net cash provided by (used in) investing activities	216,327	(925,562)	(608,802)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock under equity plans	48,411	67,245	57,556
Tax withholding paid on behalf of employees for net share settlement	(32,725)	(16,482)	(8,722)
Repurchase of common stock	(670,287)	(411,645)	(395,173)
Net cash used in financing activities	(654,601)	(360,882)	(346,339)
Effect of exchange rate changes	(3,611)	(1,816)	1,966
NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	50,928	(272,404)	(218,061)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH —Beginning of period	625,050	897,454	1,115,515
CASH, CASH EQUIVALENTS AND RESTRICTED CASH —End of period	$ 675,978	$ 625,050	$ 897,454
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for income taxes, net of refunds	$ 427,846	$ 189,774	$ 82,601
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION:			

ARISTA NETWORKS, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2022	2021	2020
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 7,300	$ 5,005	$ 6,627
Property and equipment included in accounts payable and accrued liabilities	1,411	3,497	1,565
Vesting of early exercised stock options and restricted stock awards	—	—	164
Common stock issued for business acquisition	4,049	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.
Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Organization

Arista Networks, Inc. (together with our subsidiaries, “we,” “our,” "Arista," "Company" or “us”) is a supplier of cloud networking solutions that use software innovations to address the needs of next-generation data center and campus workspace environments. Our cloud networking solutions consist of our EOS, a set of network applications and our Gigabit Ethernet switching and routing platforms. We are incorporated in the state of Delaware. Our corporate headquarters are located in Santa Clara, California, and we have wholly-owned subsidiaries throughout the world, including North America, Europe, Asia and Australia.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Arista Networks, Inc. and its wholly-owned subsidiaries and are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

On November 1, 2021, we announced a four-for-one split of the Company’s common stock effected in the form of a stock dividend (the “Stock Split”). Each stockholder of record on November 11, 2021 received three additional shares of common stock for each then-held share, and such shares were distributed after close of trading on November 17, 2021. All share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the Stock Split.

Certain reclassifications of prior period amounts were made in the current year to conform to the current period presentation.

Risk and Uncertainties

Global economic and business activities continue to face widespread macroeconomic uncertainties, including supply chain constraints, inflation and monetary policy shifts, recession risks, the global coronavirus ("COVID-19") pandemic, and potential disruptions from the Russia-Ukraine conflict and U.S. trade war with China.

Although we saw some improvement in our manufacturing and supply chain operations in the latter part of 2022, we continue to experience constraints, with some lingering component shortages, extended lead times, and elevated component and supply chain costs. We continue to work closely with our contract manufacturers and supply chain partners to ramp production following a period of delayed component sourcing and workforce disruptions. Although we have worked diligently to drive improvements in these areas, including funding additional working capital and incremental purchase commitments, these delays have negatively impacted our ability to supply products to our customers on a timely basis. Our demand planning horizon remains extended with high levels of purchase commitments and increased investments in working capital to address delays in component sourcing and the risk of future supply chain disruptions, but we cannot be certain that such delays or disruptions will not occur, or that our extended demand planning horizon will adequately address these disruptions should they occur. In addition, inflation pressure in our supply chain, scarcity of some materials needed to build our products and disruptions to our manufacturing process have increased our cost of revenue and have impacted, and may continue to negatively impact our gross margin. Our operating cash-flows have also been and may continue to be negatively impacted by increased component inventories on hand or at our contract manufacturers, awaiting supply of a limited number of scarce components necessary to build and ship the completed product. While overall demand remains stable, supply chain and manufacturing related constraints could impact our ability to fulfill this demand, and as a result could negatively impact our business in future periods. In addition, although our business has experienced limited disruption as a result of the Russia-Ukraine conflict, continued escalation of the conflict may negatively impact the global economy and our future operating results and financial condition.

Management continues to actively monitor the impact of these macroeconomic factors on the Company's financial condition, liquidity, operations, suppliers, industry, and workforce. The extent of the impact of these factors on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, the impact on our customers, partners, employees, contract manufacturers and supply chain, all of which continue to evolve and are unpredictable; however, any continued or renewed disruption in manufacturing and supply resulting from these factors could negatively impact our business. We also believe that any extended or renewed economic disruptions or deterioration in the global economy could have a negative impact on demand from our customers in future periods. Accordingly, current results and financial condition discussed herein may not be indicative of future operating

results and trends, and as of the date of issuance of these consolidated financial statements, the extent to which these factors may materially impact the Company's financial condition, liquidity, or results of operations in the future is uncertain.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Those estimates and assumptions include, but are not limited to, valuation of inventory and contract manufacturer/supplier liabilities, accounting for income taxes, including the recognition of deferred tax assets and liabilities, valuation allowance on deferred tax assets and reserves for uncertain tax positions, revenue recognition and deferred revenue, allowance for doubtful accounts, sales rebates and return reserves, valuation of goodwill and acquisition-related intangible assets, estimate of useful lives of long-lived assets including intangible assets, and the recognition and measurement of contingent liabilities. We evaluate our estimates and assumptions based on historical experience and other factors and adjust these estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from these estimates.

Concentrations of Business and Credit Risk

We work closely with third-party contract manufacturers to manufacture our products. As of December 31, 2022, we had four primary contract manufacturing partners, who provided the vast majority of our electronic manufacturing services. Our contract manufacturing partners deliver our products to our third-party direct fulfillment facilities. We and our fulfillment partners then perform labeling, final configuration, quality assurance testing and shipment to our customers. Our products rely on key components, including certain integrated circuit components and power supplies, some of which our contract manufacturing partners purchase on our behalf from a limited number of suppliers, including certain sole-source providers. We generally do not have guaranteed supply contracts with our component suppliers, and our manufacturing partners could delay shipments or cease manufacturing such products or selling them to us at any time. If we are unable to obtain a sufficient quantity of these components on commercially reasonable terms or in a timely manner, or if we are unable to obtain alternative sources for these components, sales of our products could be delayed or halted entirely, or we may be required to redesign our products. Quality or performance failures of our products or changes in our contractors' or vendors' financial or business condition could disrupt our ability to supply quality products to our customers. Any of these events could result in lost sales and damage to our end-customer relationships, which would adversely impact our business, financial condition and results of operations.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities, restricted cash, and accounts receivable. Our cash equivalents, restricted cash and marketable securities are invested in high quality financial instruments with banks and financial institutions. Such deposits may be in excess of insured limits provided on such deposits.

Our accounts receivable are unsecured and represent amounts due to us based on contractual obligations of our customers. We mitigate credit risk with respect to accounts receivable by performing ongoing credit evaluations of our customers to assess the probability of collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history, the credit limits extended, review of the invoicing terms of the arrangement, and current economic conditions that may affect a customer's ability to pay. In situations where a customer may be thinly capitalized and we have limited payment history with it, we will either establish a small credit limit or require it to prepay its purchases. We generally do not require our customers to provide collateral to support accounts receivable. We have recorded an allowance for doubtful accounts for accounts receivables that we have determined to be uncollectible. We mitigate credit risk with respect to accounts receivables by performing ongoing credit evaluations of the borrower to assess the probability of collecting all amounts due to us under the existing contractual terms.

We market and sell our products through both our direct sales force and our channel partners, including distributors, value-added resellers, system integrators and OEM partners, and in conjunction with various technology partners. Significant customers are those that represent more than 10% of our total net revenue during the period or net accounts receivable balance at each respective balance sheet date. As of December 31, 2022, we had two customers who represented 28% and 16% of total accounts receivable. As of December 31, 2021, we had three customers who represented 37%, 13% and 12% of total accounts receivable. For the year ended December 31, 2022, there were two customers who represented 26% and 16% of our total revenue. For the years ended December 31, 2021 and 2020, there was one customer who represented 15% and 22% of our total revenue, respectively.

Cash and Cash Equivalents

We consider all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with various financial institutions and highly liquid investments in money market funds. Interest is accrued as earned. As of December 31, 2022 and 2021, we had restricted cash of $4.3 million and $4.2 million respectively, and that primarily included $4.0 million pledged as collateral representing a security deposit required for a facility lease. Our restricted cash is classified as other assets in the accompanying consolidated balance sheets.

Marketable Securities

We classify all highly liquid investments in debt securities with maturities of greater than three months at the date of purchase as marketable securities. We have classified and accounted for our marketable debt and equity securities as available-for-sale. We determine the appropriate classification of these investments at the time of purchase and reevaluate such designation at each balance sheet date. We may or may not hold securities with stated maturities greater than 12 months until maturity. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these securities prior to their stated maturities. As we view these securities as available to support current operations, we classify securities with maturities beyond 12 months as current assets under the caption marketable securities in the accompanying consolidated balance sheets. We carry these securities at fair value. For marketable debt securities, we report the unrealized gains and losses, net of taxes, as a component of stockholders' equity. For marketable equity securities, we report the unrealized gains and losses in other income (expense), net on the Consolidated Statements of Operations. We determine the cost of the debt investment sold based on an average cost basis at the individual security level, and record the interest income in other income, net in the accompanying consolidated statements of operations. We determine any realized gains or losses on the sale of marketable securities using the specific identification method, and record such gains and losses in other income, net in the accompanying consolidated statements of operations.

For our debt securities in an unrealized loss position, we determine whether a credit loss exists by considering information about the collectability of the instrument and current market conditions. We recognize an allowance for credit losses, up to the amount of the unrealized loss when appropriate, and write down the amortized cost basis of the investment if it is more likely than not we will be required to sell or we intend to sell the investment before recovery of its amortized cost basis.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts, sales rebates and returns reserves. We estimate our allowance for doubtful accounts based upon the collectability of the receivables in light of historical trends, reasonable and supportable information of our customers' economic conditions that may affect our customers' ability to pay, and prevailing economic conditions. This evaluation is done in order to identify issues that may impact the collectability of receivables and related estimated required allowance. Revisions to the allowance are recorded as an adjustment to bad debt expense. After appropriate collection efforts are exhausted, specific accounts receivable deemed to be uncollectible are charged against the allowance in the period they are deemed uncollectible. Recoveries of accounts receivable previously written-off are recorded as credits to bad debt expense. We primarily estimate our sales rebates and returns reserves based on historical rates applied against current period billings. Specific customer returns, rebates and allowances are considered when determining our estimates. Revisions to sales rebate and return reserves are recorded as adjustments to revenue.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. These assets and liabilities include cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued liabilities. Cash equivalents, accounts receivable, accounts payable and accrued liabilities are stated at carrying values in our consolidated financial statements, which approximate their fair value due to the short-term nature of these instruments.

Assets and liabilities recorded at fair value on a recurring basis in the accompanying consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. We use a fair value hierarchy to measure fair value, maximizing the use of observable inputs and minimizing the use of unobservable inputs. The three-tiers of the fair value hierarchy are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level II—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level III—Unobservable inputs that are supported by little or no market data for the related assets or liabilities and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Foreign Currency

The functional currency of our foreign subsidiaries is either the U.S. dollar or their local currency depending on the nature of the subsidiaries' activities.

Transaction re-measurement - Assets and liabilities denominated in a currency other than a subsidiary's functional currency are re-measured into the subsidiary's functional currency using exchange rates in effect at the end of the reporting period, with gains and losses recorded in other income, net in the consolidated statements of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements.

Translation - Assets and liabilities of subsidiaries denominated in foreign functional currencies are translated into U.S. dollars at the closing exchange rate on the balance sheet date and equity-related balances are translated at historical exchange rates. Revenues, costs and expenses in foreign functional currencies are translated using average exchange rates that approximate those in effect during the period. Translation adjustments are recorded within accumulated other comprehensive income, a separate component of total stockholders' equity.

Inventory Valuation and Contract Manufacturer/Supplier Liabilities

Inventories primarily consist of finished goods and strategic components, primarily integrated circuits. Inventories are stated at the lower of cost (computed using the first-in, first-out method) and net realizable value. Manufacturing overhead costs and inbound shipping costs are included in the cost of inventory. We record a provision when inventory is determined to be in excess of anticipated demand, or obsolete, to adjust inventory to its estimated realizable value. For the years ended December 31, 2022, 2021 and 2020, we recorded charges of $71.4 million, $61.8 million and $50.5 million, respectively, within cost of product revenue for inventory write-downs.

Our contract manufacturers procure components and assemble products on our behalf based on our forecasts. We record a liability and a corresponding charge for non-cancellable, non-returnable purchase commitments with our contract manufacturers or suppliers for quantities in excess of our demand forecasts or that are considered obsolete due to manufacturing and engineering change orders resulting from design changes. For the years ended December 31, 2022 and 2020, we recorded charges of $43.7 million and $14.9 million, respectively, within cost of product revenue for such liabilities with our contract manufacturers and suppliers. For the year ended December 31, 2021, we did not incur any losses on such liabilities.

We use significant judgment in establishing our forecasts of future demand and obsolete material exposures. These estimates depend on our assessment of current and expected orders from our customers, product development plans and current sales levels. In addition, industry-wide supply chain shortages have resulted in extended lead times for components and have required us to extend the time horizon of our demand forecasts and increase our purchase commitments for long lead time components. If actual market conditions are less favorable than those projected by management, which may be caused by factors within and/or outside of our control, we may be required to increase our inventory write-downs and liabilities to our contract manufacturers and suppliers, which could have an adverse impact on our gross margins and profitability. We regularly evaluate our exposure for inventory write-downs and adequacy of our contract manufacturer and supplier liabilities.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, except for land which is not depreciated. We capitalize any additions and improvements and expense maintenance and repairs as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally three years. Our leasehold improvements are depreciated over the shorter of the estimated useful lives of the improvements or the remaining lease term.

Leases

We lease office space, data centers, and equipment under non-cancellable operating leases with various expiration dates through 2028. We determine if an arrangement contains a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities, non-current in our consolidated balance sheets. We do not have any finance leases in any of the periods presented.

ROU assets and lease liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. The interest rate implicit in our operating leases is not readily available, and therefore, an incremental borrowing rate is estimated based on a hypothetical interest rate on a collateralized basis with similar terms, payments, and economic environments. Operating lease right-of-use assets also include any prepaid lease payments and lease incentives.

Our operating lease agreements may contain rent concession, rent escalation, and option to renew provisions. Lease expense is recognized on a straight-line basis over the lease term commencing on the date we have the right to use the leased property. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. In addition, certain of our operating lease agreements contain tenant improvement allowances from landlords. These allowances are accounted for as lease incentives and decrease our right-of-use asset and reduce lease expense over the lease term.

Our lease agreements may contain lease and non-lease components, which are combined and accounted for as a single lease component. We also have elected to apply the short-term lease measurement and recognition exemption in which ROU assets and lease liabilities are not recognized for leases with terms of 12 months or less.

Business Combinations

We use the acquisition method to account for our business combinations in accordance with Accounting Standards Codification ("ASC") 805 - *Business Combinations*. We allocate the total fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the consideration transferred over the fair values of the assets acquired and liabilities assumed is recorded as goodwill. The results of operations of the acquired businesses are included in our consolidated financial statements from the date of acquisition. Acquisition-related transaction and restructuring costs are expensed as incurred.

During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the acquired assets and liabilities assumed, with a corresponding offset to goodwill or the preliminary purchase price, to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill and Acquired Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit and tests goodwill for impairment at least annually in the fourth quarter or more frequently if indicators of potential impairment exist. We first perform a qualitative assessment to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, a quantitative test is performed by comparing the fair value of our reporting unit with its carrying amount. We would recognize an impairment loss for the amount by which the carrying amount exceeds the fair value. There were no impairment charges in any of the periods presented in the consolidated financial statements. See Note 4. Acquisition, Goodwill and Acquisition-Related Intangible Assets for additional information.

Acquired intangible assets are carried at cost less accumulated amortization. All acquired intangible assets have been determined to have definite lives and are amortized on a straight-line basis over their estimated useful lives, ranging from one to eight years. Acquired intangible assets are reviewed for impairment under the long-lived asset model described below. There were no impairment charges in any of the periods presented in the consolidated financial statements. See Note 4. Acquisition, Goodwill and Acquisition-Related Intangible Assets for additional information.

Investments in Privately-Held Companies

Our equity investments in privately-held companies without readily determinable fair values are measured using the measurement alternative, defined by ASC 321 - *Investments-Equity Securities* as cost, less impairments, and remeasured based on observable price changes from orderly transactions of identical or similar securities of the same issuer. Any adjustments resulting from impairments and/or observable price changes are recorded within other income, net in our consolidated statements of operations. This election is reassessed each reporting period to determine whether investments in privately-held companies have a readily determinable fair value, in which case they would no longer be eligible for this election. The Company did not hold investments in privately-held companies whose fair value was readily determinable as of December 31, 2022 and 2021.

Impairment of Long-Lived Assets and Investments in Privately-Held Companies

The carrying amounts of our long-lived assets, including property and equipment, intangible assets, ROU assets and investments in privately-held companies, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment of any other long-lived assets was identified for any of the periods presented in the consolidated financial statements.

Loss Contingencies

In the ordinary course of business, we are a party to claims and legal proceedings including matters relating to commercial, employee relations, business practices and intellectual property. In assessing loss contingencies, we use significant judgments and assumptions to estimate the likelihood of loss, impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss. We record a provision for contingent losses when it is both probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. We record a charge equal to the minimum estimated liability for litigation costs or a loss contingency only when both of the following conditions are met: (i) information available prior to issuance of our consolidated financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements, and (ii) the range of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Revenue Recognition

We generate revenue from sales of our products, which incorporate our EOS software and accessories such as cables and optics, to direct customers and channel partners together with post-contract customer support ("PCS"). We typically sell products and PCS in a single contract. We recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products or services. We apply the following five-step revenue recognition model:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when (or as) we satisfy the performance obligation

Post-Contract Customer Support ("PCS")

PCS, which includes technical support, hardware repair and replacement parts beyond standard warranty, bug fixes, patches and unspecified upgrades on a when-and-if-available basis, is offered under renewable, fee-based contracts. We initially defer PCS revenue and recognize it ratably over the life of the PCS contract as there is no discernible pattern of delivery related to these promises. We do not provide unspecified upgrades on a set schedule and address customer requests for technical support if and when they arise, with the related expenses recognized as incurred. PCS contracts generally have a term of one to three years. We include billed but unearned PCS revenue in deferred revenue.

Contracts with Multiple Performance Obligations

Most of our contracts with customers, other than renewals of PCS, contain multiple performance obligations with a combination of products and PCS. Products and PCS generally qualify as distinct performance obligations. Our hardware includes EOS software, which together deliver the essential functionality of our products. For contracts that contain multiple performance obligations, we allocate revenue to each distinct performance obligation based on the standalone selling price ("SSP"). Judgment is required to determine the SSP for each distinct performance obligation. We use a range of amounts to estimate SSP for products and PCS sold together in a contract to determine whether there is a discount to be allocated based on the relative SSP of the various products and PCS.

If we do not have an observable SSP, such as when we do not sell a product or service separately, then SSP is estimated using judgment and considering all reasonably available information such as market conditions and information about the size and/or purchase volume of the customer. We generally use a range of amounts to estimate SSP for individual products and services based on multiple factors including, but not limited to, the sales channel (reseller, distributor or end customer), the geographies in which our products and services are sold, and the size of the end customer.

We limit the amount of revenue recognition for contracts containing forms of variable consideration, such as future performance obligations, customer-specific returns, and acceptance or refund obligations. We include some or all of an estimate of the related at-risk consideration in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recorded under each contract will not occur when the uncertainties surrounding the variable consideration are resolved.

Most of our contracts with customers have payment terms of 30 days with some large high-volume customers having terms of up to 90 days. We have determined our contracts generally do not include a significant financing component because the Company and the customer have specific business reasons other than financing for entering into such contracts. Specifically, both we and our customers seek to ensure the customer has a simplified way of purchasing Arista products and services.

We account for multiple contracts with a single partner as one arrangement if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract.

We may occasionally accept returns to address customer satisfaction issues even though there is generally no contractual provision for such returns. We estimate returns for sales to customers based on historical return rates applied against current-period shipments. Specific customer returns and allowances are considered when determining our sales return reserve estimate.

Our policy applies to the accounting for individual contracts. However, we have elected a practical expedient to apply the guidance to a portfolio of contracts or performance obligations with similar characteristics so long as such application would not differ materially from applying the guidance to the individual contracts (or performance obligations) within that portfolio. Consequently, we have chosen to apply the portfolio approach when possible, which we do not believe will happen frequently. Additionally, we will evaluate a portfolio of data, when possible, in various situations, including accounting for commissions, rights of return and transactions with variable consideration.

We report revenue net of sales taxes. We include shipping charges billed to customers in revenue and the related shipping costs are included in cost of product revenue.

Contract Balances

A contract asset is recognized when we have a contractual right to consideration for both completed and partially completed performance obligations that have not yet been invoiced. Contract assets are included in other current assets in the accompanying consolidated balance sheets.

A contract liability is recognized when we have received customer payments in advance of our satisfaction of a performance obligation under a contract that is cancellable. Contract liabilities are included in other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets.

Assets Recognized from Costs to Obtain a Contract with a Customer

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales commissions earned by our sales force meet the requirements for capitalization. These costs are deferred and then amortized over a period of benefit that we have determined to be five years. Total capitalized costs to obtain a contract are included in other current and long-term assets on our consolidated balance sheets. As of December 31, 2022 and 2021, total capitalized costs to obtain contracts were $13.1 million and $11.5 million, respectively.

Research and Development Expenses

Costs related to the research, design and development of our products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to customers. Generally, our products are released soon after technological feasibility has been established. As a result, costs incurred subsequent to achieving technological feasibility have not been significant and accordingly, all software development costs have been expensed as incurred.

Warranty

We generally offer a one-year warranty on all of our hardware products and a 90-day warranty against defects in the software embedded in the products. We use judgment and estimates when determining warranty costs based on historical costs to replace product returns within the warranty period at the time we recognize revenue. We accrue for potential warranty claims at the time of shipment as a component of cost of revenues based on historical experience and other relevant information. We reserve for specifically identified products if and when we determine we have a systemic product failure. Although we engage in extensive product quality programs, if actual product failure rates or use of materials differ from estimates, additional warranty costs may be incurred, which could reduce our gross margin. The accrued warranty liability is recorded in accrued liabilities in the accompanying consolidated balance sheets.

Segment Reporting

We develop, market and sell cloud networking solutions, which primarily consist of our switching and routing platforms and related network applications, and there are no segment managers who are held accountable for operations or operating results below the Company level. Our chief operating decision maker is our Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, we have determined that we operate as one reportable segment.

Stock-Based Compensation

Stock-based compensation cost for equity awards is measured at the grant-date fair value using appropriate valuation techniques and recognized as expense over the requisite service or performance period. We account for forfeitures when they occur.

Stock-based compensation costs for stock options and restricted stock units ("RSUs") are recognized on a straight-line basis over the requisite service period, which is generally two to five years. The Company has granted RSUs that vest upon the satisfaction of both service-based and performance-based conditions ("PRSUs"). The service-based condition for these awards is generally satisfied over four years. The performance-based conditions are satisfied upon achieving specified performance targets, such as financial or operating metrics. We record stock-based compensation expense for performance-based equity awards on an accelerated attribution method over the requisite service period, and only if performance-based conditions are considered probable to be satisfied.

See Note 6. Stockholders' Equity and Stock-Based Compensation for a detailed discussion of the Company's stock plans, assumptions to the valuation techniques, and stock-based compensation expense.

Income Taxes

Income tax expense is an estimate of current income taxes payable in the current fiscal year based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences and carryforwards that we recognize for financial reporting and income tax purposes.

We account for income taxes under the liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements, but have not been reflected in our taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We regularly assess the likelihood that our deferred income tax assets will be realized based on the positive and negative evidence available. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize.

We believe that we have adequately reserved for our uncertain tax positions, although we can provide no assurance that the final tax outcome of these matters will not be materially different. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations. The provision for income taxes includes the effects of any reserves that we believe are appropriate, as well as the related net interest and penalties.

We regularly review our tax positions and benefits to be realized. We recognize tax liabilities based upon our estimate of whether, and to the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. We recognize interest and penalties related to income tax matters as income tax expense.

The U.S. tax rules require U.S. tax on foreign earnings, known as global intangible low taxed income ("GILTI"). Under U.S. GAAP, we are allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the "period cost method") or (2) factoring such amounts into a company's measurement of its deferred taxes (the "deferred method"). We selected the deferred method of accounting and recorded the associated basis differences anticipated to influence prospective GILTI calculations.

Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 requires companies to recognize and measure contract assets and contract liabilities relating to contracts with customers that are acquired in a business combination in accordance with ASC 606. Under previous GAAP, an acquirer generally recognized assets acquired and liabilities assumed in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers, at fair value on the acquisition date. ASU No. 2021-08 results in the acquirer recording acquired contract assets and liabilities on the same basis that would have been recorded by the acquiree before the acquisition under ASC Topic 606. The ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this ASU as of January 1, 2022 on a prospective basis and the adoption impact was immaterial to the consolidated financial statements.

Recent Accounting Pronouncements Not Yet Effective

We believe that all recently issued accounting pronouncements from the FASB will not have a material impact on its Consolidated Financial Statements or do not apply to its operations.

2. **Fair Value Measurements**

Assets measured at fair values on a recurring basis

We measure and report our cash equivalents, restricted cash, and available-for-sale marketable securities at fair value on a recurring basis. The following tables summarize the fair value of these financial assets by significant investment category and their levels within the fair value hierarchy (in thousands):

	December 31, 2022				December 31, 2021			
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
Financial Assets:								
Cash Equivalents:								
Money market funds	$ 322,294	$ —	$ —	$ 322,294	$ 221,382	$ —	$ —	$ 221,382
Commercial paper	—	5,422	—	5,422	—	—	—	—
Agency securities	—	17,559	—	17,559	—	—	—	—
U.S. government notes	51,986	—	—	51,986	—	—	—	—
	374,280	22,981	—	397,261	221,382	—	—	221,382
Marketable Securities:								
Commercial paper	—	—	—	—	—	141,274	—	141,274
Certificates of deposits [(1)]	—	10,492	—	10,492	—	44,931	—	44,931
U.S. government notes	993,955	—	—	993,955	1,057,810	—	—	1,057,810
Corporate bonds	—	1,113,134	—	1,113,134	—	1,252,226	—	1,252,226
Agency securities	—	215,380	—	215,380	—	291,261	—	291,261
Marketable equity securities [(2)]	19,061	—	—	19,061	—	—	—	—
	1,013,016	1,339,006	—	2,352,022	1,057,810	1,729,692	—	2,787,502
Other Assets:								
Money market funds - restricted	4,271	—	—	4,271	4,237	—	—	4,237
Total Financial Assets	$1,391,567	$1,361,987	$ —	$2,753,554	$1,283,429	$1,729,692	$ —	$3,013,121

(1) As of December 31, 2022 and 2021, all of our certificates of deposits were domestic deposits.

(2) The $19.1 million represents the fair value of marketable equity securities as of December 31, 2022. This amount includes $8.3 million that was reclassified from Investments on our consolidated balance sheet following the commencement of public market trading of the issuer in January 2022. This publicly-traded equity investment generated an unrealized gain of $10.7 million for the year ended December 31, 2022. The unrealized gains and losses are included in Other income (expense), net on the Consolidated Statements of Operations. Refer to Note 3. Financial Statements Details.

During the year ended on December 31, 2022, the Company did not make any transfers between the levels of the fair value hierarchy.

Marketable debt securities

The following table summarizes the amortized cost, unrealized gains and losses, and fair value of our debt securities measured at fair value on a recurring basis (in thousands):

	December 31, 2022				December 31, 2021			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial paper	$ —	$ —	$ —	$ —	$ 141,274	$ —	$ —	$ 141,274
U.S. government	1,007,175	3	(13,223)	993,955	1,060,716	3	(2,909)	1,057,810
Corporate bonds	1,125,920	271	(13,057)	1,113,134	1,255,149	105	(3,028)	1,252,226
Agency securities	217,893	83	(2,596)	215,380	291,558	36	(333)	291,261
Total	$2,350,988	$ 357	$ (28,876)	$ 2,322,469	$2,748,697	$ 144	$ (6,270)	$2,742,571

For debt securities in unrealized loss positions, it is not likely that we will be required to sell such securities before recovery of their amortized cost basis nor do we have the intent to sell such securities before maturity; we invest in debt securities that have maximum maturities of two years and are generally deemed to be low risk based on their credit ratings from the major rating agencies. The longer the duration of these marketable securities, the more susceptible they are to changes in market interest rates and bond yields. Given the short-term and conservative nature of our portfolio, the unrealized losses are not subject to credit risk; therefore, we did not recognize any credit losses or non-credit-related impairments related to our available-for-sale marketable debt securities for the years ended December 31, 2022, December 31, 2021 and December 31, 2020. All unrealized losses were recognized in other comprehensive income (loss). Realized losses were immaterial for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

The following table is an analysis of our marketable debt securities in unrealized loss positions (in thousands):

	December 31, 2022					
	Unrealized Losses within 12 months		Unrealized Losses 12 months or greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government notes	$ 245,588	$ (5,603)	$ 413,112	$ (7,620)	$ 658,700	$ (13,223)
Corporate bonds	510,603	(7,137)	479,727	(5,920)	990,330	(13,057)
Agency securities	55,687	(804)	78,548	(1,792)	134,235	(2,596)
Total	$ 811,878	$ (13,544)	$ 971,387	$ (15,332)	$ 1,783,265	$ (28,876)

As of December 31, 2022, we had no marketable debt securities with contractual maturities that exceed 24 months. The fair values of marketable debt securities, by remaining contractual maturities, are as follows (in thousands):

	December 31, 2022
Due in 1 year or less	$ 1,664,174
Due in 1 year through 2 years	658,295
Total marketable securities	$ 2,322,469

The weighted-average remaining duration of our marketable debt securities is approximately 0.6 years as of December 31, 2022.

Assets measured at fair value on a non-recurring basis

Non-Marketable Equity Securities

We have non-marketable equity securities in privately-held companies that do not have readily-determinable fair values. These equity securities are included in Investments on the consolidated balance sheets. Their initial cost is adjusted to fair value on a non-recurring basis based on observable price changes from orderly transactions of identical or similar securities of the same issuer, or for impairment. These investments are classified within Level III of the fair value hierarchy as we estimate the value based on valuation methods using the observable transaction price at the transaction date and other significant unobservable inputs, such as volatility, rights, and obligations related to these securities. In addition, the valuation requires management judgment due to the absence of market price and lack of liquidity.

We did not record any realized gains or losses for our non-marketable equity securities during the years ended December 31, 2022 and December 31, 2021. We recorded unrealized gains of $16.7 million on non-marketable equity securities based on observable price changes from orderly transactions of identical or similar securities in the year ended December 31, 2022. We recorded immaterial unrealized losses in the year ended December 31, 2022. We did not record any unrealized gains or losses on non-marketable equity securities in the year ended December 31, 2021. We evaluate our non-marketable equity securities for impairment at each reporting period via a qualitative assessment with various potential impairment indicators, including, but not limited to, an assessment of a significant adverse change in the economic environment, significant adverse changes in the general market condition of the geographies and industries in which our investees operate, and other publicly-available information that affected the value of the non-marketable equity securities.

The following table summarizes the activity related to our non-marketable equity securities as of December 31, 2022 and December 31, 2021 (in thousands):

	December 31, 2022	December 31, 2021
Cost of investments [1]	$ 23,625	$ 14,933
Cumulative impairment and downward adjustments	(888)	—
Cumulative upward adjustments [1]	16,731	5,314
Carrying amount of investments	$ 39,468	$ 20,247

(1) During the year ended December 31, 2022, $3.0 million previously included in the Cost of investments and $5.3 million previously included in the Cumulative upward adjustment, or $8.3 million in aggregate, were reclassified from Investments to Marketable securities on our consolidated balance sheet following the commencement of public market trading of the issuer. There was no such activity in the year ended December 31, 2021.

3. Financial Statements Details

Cash, Cash Equivalents and Restricted Cash

The reconciliation of cash, cash equivalents and restricted cash reported in the accompanying consolidated balance sheets to the total of the same such amounts in the accompanying consolidated statements of cash flows is as follows (in thousands):

	December 31,	
	2022	**2021**
Cash and cash equivalents	$ 671,707	$ 620,813
Restricted cash included in other assets	4,271	4,237
Total cash, cash equivalents and restricted cash	$ 675,978	$ 625,050

Accounts Receivable, net

Accounts receivable, net consists of the following (in thousands):

	December 31,	
	2022	**2021**
Accounts receivable	$ 928,490	$ 521,597
Allowance for doubtful accounts	(19)	(132)
Product sales rebate and returns reserve	(5,375)	(4,956)
Accounts receivable, net	$ 923,096	$ 516,509

Product Sales Rebate and Returns Reserve

Activities in the product sales rebate and returns reserve consist of the following (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Balance at the beginning of year	$ 4,956	$ 3,838	$ 5,522
Additions charged against revenue	4,060	7,104	9,454
Consumption	(3,641)	(5,986)	(11,138)
Balance at the end of year	$ 5,375	$ 4,956	$ 3,838

Inventories

Inventories consist of the following (in thousands):

	December 31,	
	2022	**2021**
Raw materials	$ 759,519	$ 316,737
Finished goods	530,187	333,380
Total inventories	$ 1,289,706	$ 650,117

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,		
	2022		**2021**
Inventory deposits	$ 162,047	$	46,311
Other current assets	124,357		172,893
Other prepaid expenses and deposits	27,813		18,531
Total prepaid expenses and other current assets	$ 314,217	$	237,735

Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31,		
	2022		**2021**
Land	$ 41,500	$	40,145
Equipment and machinery	122,407		90,915
Computer hardware and software	52,148		44,083
Furniture and fixtures	3,575		3,634
Leasehold improvements	30,102		30,502
Construction-in-process	2,124		2,378
Property and equipment, gross	251,856		211,657
Less: accumulated depreciation	(156,847)		(133,023)
Property and equipment, net	$ 95,009	$	78,634

Depreciation expense was $25.6 million, $19.5 million and $20.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		
	2022		**2021**
Accrued compensation-related costs	$ 117,053	$	99,571
Supplier Liability	71,481		28,203
Accrued manufacturing costs	45,379		52,010
Accrued product development costs	27,380		22,188
Accrued warranty costs	15,510		10,414
Other	15,684		14,257
Total accrued liabilities	$ 292,487	$	226,643

Warranty Accrual

The following table summarizes the activity related to our accrued liability for estimated future warranty costs (in thousands):

| | Year Ended December 31, | |
	2022	2021
Warranty accrual, beginning of year	$ 10,414	$ 9,314
Liabilities accrued for warranties issued during the year	19,437	12,659
Warranty costs incurred during the year	(14,341)	(11,559)
Warranty accrual, end of year	$ 15,510	$ 10,414

Contract Assets

The following table summarizes the beginning and ending balances of our contract assets (in thousands):

| | Year Ended December 31, | |
	2022	2021
Contract assets, beginning balance	$ 24,388	$ 16,380
Contract assets, ending balance	11,055	24,388

Contract Liabilities, Deferred Revenue and Other Performance Obligations

Contract Liabilities

A contract liability is recognized when we have received customer payments in advance of our satisfaction of a performance obligation under a cancellable contract. The following table summarizes the activity related to our contract liabilities (in thousands):

| | Year Ended December 31, | |
	2022	2021
Contract liabilities, beginning balance	$ 93,382	$ 85,957
Less: Revenue recognized from beginning balance	(37,680)	(34,177)
Less: Beginning balance reclassified to deferred revenue	(2,693)	(1,945)
Add: Contract liabilities recognized	50,439	43,547
Contract liabilities, ending balance	$ 103,448	$ 93,382

As of December 31, 2022 and 2021, $45.2 million and $38.7 million, respectively, of our contract liabilities were recorded within other current liabilities with the remaining balance recorded within other long-term liabilities in the accompanying consolidated balance sheets.

Deferred Revenue

Deferred revenue is comprised mainly of unearned revenue related to multi-year PCS contracts, services and product deferrals related to acceptance clauses. The following table summarizes the activity related to our deferred revenue (in thousands):

	Year Ended December 31, 2022
Deferred revenue, beginning balance	$ 929,312
Less: Revenue recognized from beginning balance	(583,787)
Add: Deferral of revenue in current period, excluding amounts recognized during the period	695,721
Deferred revenue, ending balance	$ 1,041,246

Other Performance Obligations

Other performance obligations totaling $1.1 billion include unbilled contract revenue for services and products that will be recognized in future periods. As of December 31, 2022, other performance obligations included $117.6 million of unbilled multi-year PCS contract amounts that will be recognized as revenue in future periods. In addition, as of December 31, 2022 the company had entered into $961.0 million of binding contractual agreements with certain customers that are primarily related to future product shipments.

Revenue from Remaining Performance Obligations

Revenue from remaining performance obligations of $2.2 billion represents contract liabilities, deferred revenue and other performance obligations that will be recognized in future periods. As of December 31, 2022, approximately $1.3 billion of revenue is expected to be recognized from remaining performance obligations, of which approximately 81% is expected to be recognized over the next two years and approximately 19% is expected to be recognized during the third to the fifth year. These amounts do not include the $961.0 million of binding contractual agreements related primarily to future product shipments outlined above. As of December 31, 2022, it is expected that the majority of the amounts allocated to these specific performance obligations will be recognized as revenue upon product shipment over the next two years; however, given the current uncertain supply chain environment, we may experience manufacturing and shipment delays or cancellations related to these performance obligations, which could impact revenue recognition.

Other Income, Net

Other income, net consists of the following (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Other income (expense), net:			
Interest income	$ 27,556	$ 7,215	$ 27,139
Unrealized gain on equity investments	27,479	—	4,164
Other income (expense)	(345)	(1,075)	7,876
Total other income, net	$ 54,690	$ 6,140	$ 39,179

4.   Acquisition, Goodwill and Acquisition-Related Intangible Assets

Acquisitions

During the year ended December 31, 2022, we completed two acquisitions of private companies for total consideration of $158.9 million, including $4.0 million in common stock and the remainder in cash. The purchase prices included $62.3 million of intangible assets, $77.5 million of goodwill and $19.1 million of net tangible assets acquired. We also incurred certain acquisition-related expenses of $4.7 million, which primarily consisted of retention bonuses to continuing employees as well as professional and consulting fees.

The intangible assets are amortized on a straight-line basis over their estimated useful lives, as we believe this method most closely reflects the pattern in which the economic benefits of the assets will be consumed. The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in thousands, except years):

	Acquisition Date Fair Value	Weighted Average Estimated Useful Life (in years)
Developed technology	$ 30,200	5.7
Customer relationships	28,700	7.0
Trade name	3,400	3.0
Total intangible assets acquired	$ 62,300	

Goodwill

The changes in the carrying values of goodwill for the years ended December 31, 2022 and 2021 are as follows (in thousands):

	Amount
Balance at December 31, 2020	$ 189,696
Escrow receipts from past acquisitions	(1,299)
Balance at December 31, 2021	188,397
Additions related to current year acquisitions	85,048
Measurement-period adjustments	(7,521)
Balance at December 31, 2022	$ 265,924

The Company performed an annual test for goodwill impairment in the fourth quarter of the fiscal years ended December 31, 2022 and 2021 and determined that goodwill was not impaired.

Acquisition-Related Intangible Assets

The following table presents details of our acquisition-related intangible assets as of December 31, 2022 and 2021 (in thousands, except for years):

| | Gross Carrying Amount | | | Accumulated Amortization | | | Net Carrying Amount | | Weighted Average Remaining |
	December 31, 2021	Additions	December 31, 2022	December 31, 2021	Amortization	December 31, 2022	December 31, 2021	December 31, 2022	Useful Life (in years)
Developed technology	$ 124,730	$ 30,200	$ 154,930	$ (53,663)	$ (25,373)	$ (79,036)	$ 71,067	$ 75,894	4.4
Customer relationships	25,920	28,700	54,620	(7,899)	(6,198)	(14,097)	18,021	40,523	5.7
Trade name	8,990	3,400	12,390	(4,693)	(1,909)	(6,602)	4,297	5,788	2.6
Others	5,720	—	5,720	(5,550)	(170)	(5,720)	170	—	0.0
Total	$ 165,360	$ 62,300	$ 227,660	$ (71,805)	$ (33,650)	$ (105,455)	$ 93,555	$ 122,205	4.7

Amortization expense related to acquisition-related intangible assets was $33.7 million, $29.2 million and $24.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, future estimated amortization expense related to the acquired-related intangible assets is as follows (in thousands):

Years Ending December 31,	Future Amortization Expense
2023	$ 33,438
2024	26,759
2025	19,642
2026	17,260
2027	13,436
Thereafter	11,670
Total	$ 122,205

5.   Commitments and Contingencies

Operating Leases

We lease various offices and data centers in North America, Europe, Asia and Australia under non-cancellable operating lease arrangements that expire on various dates through 2028. Some of our leases include options to extend the term of such leases for a period from three months to up to 10 years and/or options to early terminate the leases. As of December 31, 2022, we did not include any such options in determining the lease terms because we were not reasonably certain that we would exercise these options.

The following table summarizes the supplemental balance sheet information related to our operating leases (in thousands):

	December 31, 2022	December 31, 2021
Right-of-use assets:		
Operating lease right-of-use assets	$ 53,390	$ 65,182
Lease liabilities:		
Operating lease liabilities, current (included in other current liabilities)	19,878	20,298
Operating lease liabilities, non-current	43,964	56,527
Total operating lease liabilities	$ 63,842	$ 76,825

The following table summarizes our lease costs (in thousands):

	Year Ended December 31,	
	2022	2021
Operating lease costs:		
Fixed lease costs	$ 24,134	$ 23,230
Variable lease costs	8,682	7,781
Total operating lease costs	$ 32,816	$ 31,011

The operating lease costs in the table above include costs for long-term and short-term leases. Total short-term lease costs were immaterial. Fixed lease costs include expenses recognized for base rent payments on a straight-line basis. Variable lease costs primarily include maintenance, utilities and operating expenses that are incremental to the fixed base rent payments, and are excluded from the calculation of operating lease liabilities and ROU assets. For the years ended December 31, 2022 and 2021, cash paid for amounts associated with our operating lease liabilities were approximately $23.9 million and $22.3 million, respectively, which were classified as operating activities in the accompanying consolidated statements of cash flows.

Maturities of operating lease liabilities as of December 31, 2022 are presented in the table below (in thousands):

Years ending December 31,	Amount
2023	$ 22,541
2024	14,760
2025	11,682
2026	9,555
2027	8,101
2028 and thereafter	4,757
Total undiscounted operating lease payments (excluding non-lease components)	71,396
Less: imputed interest	(7,554)
Present value of operating lease payments as of December 31, 2022	$ 63,842

	December 31, 2022	December 31, 2021
Other information:		
Weighted-average remaining lease term — operating leases	4.2 years	4.6 years
Weighted-average discount rate — operating leases	5.1%	5.0%

Purchase Commitments

We outsource most of our manufacturing and supply chain management operations to third-party contract manufacturers, who procure components and assemble products on our behalf. A significant portion of our purchase orders to our contract manufacturers for finished products consists of non-cancellable purchase commitments. In addition, we purchase strategic component inventory from certain suppliers under non-cancellable purchase commitments, including integrated circuits, which are consigned to our contract manufacturers. As of December 31, 2022, we had non-cancellable purchase commitments of $3.7 billion, of which $2.9 billion have confirmed receipt dates within 12 months, and $0.8 billion have confirmed receipt dates greater than 12 months. These open purchase orders are considered enforceable and legally binding, and while we may have some limited ability to reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services, this can only occur with the agreement of the related supplier.

We also had deposits to our contract manufacturers to secure our purchase commitments in the amount of $192.5 million and $49.1 million as of December 31, 2022 and 2021, respectively, which were recorded within prepaid expenses and other current assets, as well as other assets in the consolidated balance sheets.

Guarantees

We have entered into agreements with some of our direct customers and channel partners that contain indemnification provisions relating to potential situations where claims could be alleged that our products infringe the intellectual property rights of a third-party. We have, at our option and expense, the ability to repair any infringement, replace product with a non-infringing equivalent-in-function product or refund our customers all or a portion of the value of the product. Other guarantees or indemnification agreements include guarantees of product and service performance and standby letters of credit for leased facilities and corporate credit cards. We have not recorded a liability related to these indemnification and guarantee provisions, and our guarantee and indemnification arrangements have not had any material impact on our consolidated financial statements to date.

Legal Proceedings

WSOU Investments, LLC

On November 25, 2020, WSOU Investments LLC ("WSOU") filed a lawsuit against us in the Western District of Texas asserting that certain of our products infringe three WSOU patents. WSOU's allegations are directed to certain features of our wireless and switching products. WSOU seeks remedies including monetary damages, attorney's fees and costs. On February 4, 2021, we filed an answer denying WSOU's allegations. On November 5, 2021, the case was transferred to the Northern District of California. On March 30, 2022, WSOU dismissed one of the patents with prejudice, removing Arista wireless products from those accused of infringement. On July 1, 2022, the court stayed the case pending the resolution of an *inter partes* review of one of the patents-in-suit.

We intend to vigorously defend against the claims brought against us by WSOU; however, we cannot be certain that any of WSOU's claims will be resolved in our favor, regardless of the merits of those claims. Any adverse litigation ruling could result in a significant damages award against us and injunctive relief.

With respect to the legal proceedings described above, it is our belief that while a loss is not probable, it may be reasonably possible. Further, at this stage in the litigation, any possible loss or range of loss cannot be estimated; however, the outcome of litigation is inherently uncertain. Therefore, if this legal matter were resolved against us in a reporting period for a material amount, our consolidated financial statements for that reporting period could be materially adversely affected.

Other matters

In the ordinary course of business, we are a party to other claims and legal proceedings including matters relating to commercial, employee relations, business practices and intellectual property.

We record a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of December 31, 2022, provisions recorded for contingent losses related to other claims and matters have not been significant. Based on currently-available information, management does not believe that any additional liabilities relating to other unresolved matters are probable or that the amount of any resulting loss is estimable, and believes these other matters are not likely, individually and in the aggregate, to have a material adverse effect on our financial position, results of operations or cash flows; however, litigation is subject to inherent uncertainties and our view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

6.   Stockholders' Equity and Stock-Based Compensation

Stock Repurchase Programs

In April 2019, our board of directors authorized a $1.0 billion stock repurchase program (the "Repurchase Program"). This authorization allowed us to repurchase shares of our common stock over three years, and we completed our repurchases under the Repurchase Program during the fourth quarter of 2021. In the fourth quarter of 2021, our board of directors authorized an additional $1.0 billion stock repurchase program (the "New Repurchase Program"). This authorization allows us to repurchase shares of our common stock and will be funded from working capital. Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchases, 10b5-1 trading plans, or a combination of the foregoing. The New Repurchase Program commenced in fourth quarter of 2021, and expires on the three-year anniversary thereof. The New Repurchase Program does not obligate us to acquire any of our common stock and may be suspended or discontinued by us at any time without prior notice. As of December 31, 2022, the remaining authorized amount for stock repurchases under this program was approximately $256.8 million.

A summary of the stock repurchase activities for the years ended December 31, 2022 and 2021 is as follows as adjusted to give effect to the Stock Split (in thousands, except per share amounts):

	Year Ended December 31,			
	2022		**2021**	
Aggregate purchase price	$	670,287	$	411,645
Shares repurchased		6,461		4,537
Average price paid per share	$	103.74	$	90.73

The aggregate purchase price of repurchased shares of our common stock is recorded as a reduction to retained earnings in our consolidated statements of stockholders' equity. All shares repurchased have been retired.

2014 Equity Incentive Plan

In April 2014, our board of directors and stockholders approved the 2014 Equity Incentive Plan (the "2014 Plan"), effective on the first day that our common stock was publicly traded, and simultaneously terminated the 2004 and 2011 equity plans as to future grants. However, these plans will continue to govern the terms and conditions of the outstanding options previously granted thereunder.

Awards granted under the 2014 Plan could be in the form of Incentive Stock Options ("ISOs"), Nonstatutory Stock Options ("NSOs"), Restricted Stock Units ("RSUs"), Restricted Stock Awards ("RSAs") or Stock Appreciation Rights ("SARs"). The number of shares available for grant and issuance under the 2014 Plan increases automatically on January 1 of each year commencing with 2016 by the number of shares equal to 3% of the outstanding shares of our common stock on the immediately preceding December 31, but not to exceed 50,000,000 shares (the "2014 Plan Evergreen Increase"), unless the board of directors, in its discretion, determines to make a smaller increase. Effective January 1, 2022, our board of directors authorized an increase of 9.2 million shares for future issuance under the 2014 Plan. As of December 31, 2022, there remained approximately 92.0 million shares available for issuance under the 2014 Plan. Furthermore, in February, 2023, our board of directors authorized an increase of 9.2 million shares for future issuance under the 2014 Plan effective January 1, 2023.

2014 Employee Stock Purchase Plan

In April 2014, the board of directors and stockholders approved the 2014 Employee Stock Purchase Plan (the "ESPP"). The ESPP became effective on the first day that our common stock was publicly traded. The number of shares reserved for issuance under the ESPP increases automatically on January 1 of each year by the number of shares equal to 1% of our shares outstanding immediately preceding December 31, but not to exceed 10,000,000 shares, unless the board of directors, in its discretion, determines to make a smaller increase. Effective January 1, 2022, our board of directors authorized an increase of 3.1 million shares for future issuance under the ESPP. As of December 31, 2022, there remained 20.6 million shares available for issuance under the ESPP. Furthermore, in February, 2023, our board of directors authorized an increase of 3.1 million shares for future issuance under the ESPP effective January 1, 2023.

Under our ESPP, eligible employees are permitted to acquire shares of our common stock at 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Each offering period lasts approximately two years starting on the first trading date after February 15 and August 15 of each year, and includes purchase dates every six months on or after February 15 and August 15 of each year. Participants may purchase shares of common stock through payroll deductions up to 10% of their eligible compensation, subject to Internal Revenue Service mandated purchase limits.

During the year ended December 31, 2022, we issued 485,303 shares at an average purchase price of $50.37 under our ESPP.

Stock Option Activities

The following table summarizes the option activities and related information (in thousands, except years and per share amounts):

	Number of Shares Underlying Outstanding Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance—December 31, 2021	8,685	$ 12.45	2.8	$ 1,140,369
Options granted	—	—		
Options exercised	(2,736)	8.76		
Options canceled	(180)	15.70		
Balance—December 31, 2022	5,769	$ 14.09	2.0	$ 618,774
Vested and exercisable—December 31, 2022	5,276	$ 11.88	1.7	$ 577,583

We did not grant any stock options during the years ended December 31, 2022 and 2021. The weighted-average grant-date fair value of options granted during the year ended December 31, 2020 was $46.24 per share. The aggregate intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $311.7 million, $410.9 million and $245.9 million, respectively. The total fair value of options vested for the years ended December 31, 2022, 2021 and 2020 was approximately $16.6 million, $25.3 million and $20.0 million, respectively.

Restricted Stock Unit (RSU) Activities

The following table summarizes the RSU activities and related information (in thousands, except per share amounts):

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Unvested balance—December 31, 2021	7,821	$ 70.98
RSUs and PRSUs granted	3,668	101.35
RSUs and PRSUs vested	(2,658)	65.51
RSUs and PRSUs forfeited/canceled	(471)	78.28
Unvested balance—December 31, 2022	8,360	$ 85.83

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2022, 2021 and 2020 was $101.35, $93.18 and $54.11 per share, respectively. The total fair value of RSUs vested for the years ended December 31, 2022, 2021 and 2020 was approximately $174.0 million, $120.4 million, and $85.4 million, respectively.

Stock-Based Compensation Expense

The following table summarizes the stock-based compensation expense related to our equity awards (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Cost of revenue	$ 9,688	$ 7,444	$ 6,272
Research and development	130,897	99,770	79,913
Sales and marketing	57,571	46,521	34,944
General and administrative	32,778	33,140	15,913
Total stock-based compensation	$ 230,934	$ 186,875	$ 137,042

Determination of Fair Value

We record stock-based compensation awards based on fair value as of the grant date. We value RSUs at the market close price of our common stock on the grant date. For option awards and ESPP offerings, we use the Black-Scholes option pricing model to determine fair value. We recognize such costs as compensation expense generally on a straight-line basis over the requisite service period of the award.

Stock Options

We did not grant any stock options in the year ended December 31, 2022 and 2021. For the year ended December 31, 2020, the fair value of each stock option granted under our plans was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2020
Expected term (in years)	5.0
Risk-free interest rate	0.4 %
Expected volatility	43.5 %
Dividend rate	— %

ESPP

The following table summarizes the assumptions relating to our ESPP:

	Year Ended December 31,		
	2022	**2021**	**2020**
Expected term (in years)	1.3	1.2	1.6
Risk-free interest rate	3.0 %	0.1 %	0.4 %
Expected volatility	43.5 %	40.2 %	45.1 %
Dividend rate	— %	— %	— %

As of December 31, 2022, there were $616.0 million of unrecognized compensation costs related to all unvested awards. The unamortized compensation costs are expected to be recognized over a weighted-average period of approximately 3.3 years.

7.   Net Income Per Share

Basic net income per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share is computed using the weighted-average number of shares of common stock outstanding during the period, including potential common shares assuming the dilutive effect of outstanding stock options, restricted stock units, and the employee stock purchase plan using the treasury stock method. Potential common shares whose effect would have been antidilutive are excluded from the computation of diluted net income per share. The following table sets forth the computation of our basic and diluted net income per share attributable to common stockholders, as adjusted to give effect to the Stock Split (in thousands, except per share amounts):

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income	$ 1,352,446	$ 840,854	$ 634,557
Basic weighted-average shares outstanding	306,473	306,512	303,936
Add weighted-average effects of dilutive securities:			
Stock options and RSUs	9,876	12,464	13,848
Employee stock purchase plan	110	262	76
Diluted weighted-average shares outstanding	316,459	319,238	317,860
Net income per share:			
Basic	$ 4.41	$ 2.74	$ 2.09
Diluted	$ 4.27	$ 2.63	$ 2.00

The following weighted-average outstanding shares of common stock equivalents were excluded from the computation of diluted net income per share attributable to common stockholders because their effects would have been anti-dilutive for the periods presented, as adjusted to give effect to the Stock Split (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Stock options and RSUs	302	298	1,380
Employee stock purchase plan	200	37	332
Total	502	335	1,712

8.   Income Taxes

The components of income before provision for income taxes are as follows (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Domestic	$ 1,260,614	$ 737,620	$ 621,838
Foreign	321,182	193,259	117,025
Income before income taxes	$ 1,581,796	$ 930,879	$ 738,863

The components of the provision for income taxes are as follows (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Current provision for income taxes:			
Federal	$ 359,158	$ 137,203	$ 78,843
State	76,321	38,478	21,135
Foreign	38,250	13,391	12,891
Total current	473,729	189,072	112,869
Deferred tax expense (benefit):			
Federal	(219,568)	(98,534)	(17,592)
State	(34,689)	(16,289)	(849)
Foreign	9,878	15,776	9,878
Total deferred tax expense (benefit)	(244,379)	(99,047)	(8,563)
Total provision for income taxes	$ 229,350	$ 90,025	$ 104,306

The reconciliation of the statutory federal income tax rate and our effective income tax rate is as follows (in percentages):

| | Year Ended December 31, | | |
	2022	2021	2020
U.S. federal statutory income tax rate	21.00 %	21.00 %	21.00 %
State tax, net of federal benefit	2.09	1.89	2.23
Taxes on foreign earnings differential	(2.24)	(2.13)	(0.92)
Tax credits	(2.24)	(2.70)	(2.64)
Change in valuation allowance	—	0.01	(0.18)
Stock-based compensation	(4.07)	(8.32)	(5.65)
Acquisition and integration costs	0.05	0.03	0.27
Other, net	(0.09)	(0.11)	0.01
Effective tax rate	14.50 %	9.67 %	14.12 %

The change in our effective tax rate was largely attributable to a decrease in the proportion of tax benefits attributable to stock-based compensation versus total pre-tax income. Excess tax benefits resulting from stock awards were $93.5 million, $105.8 million and $58.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets (liabilities) are as follows (in thousands):

	December 31,	
	2022	**2021**
Deferred tax assets:		
Intangible assets	$ 355,521	$ 385,291
Reserves and accruals not currently deductible	63,517	34,648
Deferred revenue	182,594	146,745
Tax credits	100,284	85,390
Lease financing obligation	15,072	17,845
Capitalized research and development expenses	228,946	28,012
Stock-based compensation	25,480	19,760
Net operating losses	29,469	21,284
Other	8,721	3,430
Gross deferred tax assets	1,009,604	742,405
Valuation allowance	(132,689)	(109,985)
Total deferred tax assets	876,915	632,420
Deferred tax liabilities:		
US tax on foreign earnings	(286,625)	(302,746)
Right of use asset	(12,383)	(14,892)
Other	(3,037)	(1,561)
Total deferred tax liabilities	(302,045)	(319,199)
Net deferred tax assets	$ 574,870	$ 313,221

The following table presents the breakdown between non-current deferred tax assets and liabilities (in thousands):

	December 31,	
	2022	**2021**
Deferred tax assets, non-current	$ 574,912	$ 442,295
Deferred tax liabilities, non-current	(42)	(129,074)
Total net deferred tax assets	$ 574,870	$ 313,221

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. We believe, more likely than not, that we will have sufficient taxable income after deductions related to share-based awards to utilize our remaining deferred tax assets, with the exception of California, Canada, and U.K. deferred tax assets. In 2022, we increased our R&D tax credit carryforwards and capitalization in California and Canada, and increased our NOL carryforward in the U.K., which resulted in an increase of our valuation allowance on our deferred tax assets by $22.7 million. Therefore, we recorded a valuation allowance of $132.7 million and $110.0 million as of December 31, 2022 and 2021, respectively, against California, Canada, and U.K. deferred tax assets, since it is more likely than not that these assets will not be recognized.

As of December 31, 2022, we had $264.5 million and $134.7 million of net operating loss carryforwards for federal and state income tax purposes, respectively, from acquisitions, including Untangle Holdings, and Pluribus Networks, which were acquired in 2022. These federal and state losses will begin to expire in 2028 and 2029, respectively. For foreign jurisdictions, we had combined foreign net operating loss carryforwards of $14.8 million, which do not expire.

We had a federal credit of $2.8 million from acquisitions, which will begin to expire in 2037, and a California state credit of $180.7 million, which can be carried over indefinitely. For foreign jurisdictions, we had $0.6 million of Canadian scientific research and experimental development tax credit carry-forwards, which will begin to expire in 2034.

Utilization of the net operating losses and tax credit carryforwards may be subject to limitations due to ownership change limitations provided in the Internal Revenue code and similar state or foreign provisions.

The Tax Cuts and Jobs Act enacted on December 22, 2017 requires a Transition Tax on previously untaxed accumulated and current foreign earnings. Correspondingly, all undistributed earnings are deemed to be taxed and distributions of the unremitted earnings do not have any significant U.S. federal income tax impact. We have not provided for any remaining tax effect, if any, of limited outside basis differences of our foreign subsidiaries based upon plans of future reinvestment. The determination of the future tax consequences of the remittance of these earnings is not practicable.

Uncertain Tax Positions

We recognize uncertain tax positions only to the extent that management believes that it is more likely than not that the position will be sustained. The reconciliation of the beginning and ending amount of gross unrecognized tax benefits as of December 31, 2022, 2021 and 2020 is as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Gross unrecognized tax benefits—beginning balance	$ 114,813	$ 92,500	$ 93,806
Increases related to tax positions taken in a prior year	1,566	2,476	3,103
Increases related to tax positions taken during current year	25,355	21,104	20,274
Decreases related to tax positions taken in a prior year	(3,781)	(853)	(18,029)
Decreases related to lapse of statute of limitations	(596)	(414)	(6,654)
Gross unrecognized tax benefits—ending balance	$ 137,357	$ 114,813	$ 92,500

As of December 31, 2022, 2021 and 2020, the total amount of gross unrecognized tax benefits was $137.4 million, $114.8 million and $92.5 million, respectively, of which $79.3 million, $60.9 million and $44.7 million would affect our effective tax rate if recognized.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2022 and 2021, the net expense for interest and penalties and the recognized liability for interest and penalties were not material. As of December 31, 2022 and 2021, we recognized a liability for interest and penalties of $6.4 million and $3.6 million, respectively.

The statute of limitations for Federal and most states remains open for 2017 and forward. Some states have net operating loss and tax credit carryforwards, and therefore remain open to examination. The majority of our foreign tax returns are open to audit under the statute of limitations of the respective foreign countries, where the subsidiaries are located. It is possible that the amount of existing gross unrecognized tax benefits may decrease within the next 12 months by up to $17.9 million as a result of statute of limitation lapses or payments to tax authorities in certain jurisdictions.

9.   Geographical Information

We operate as one reportable segment. The following table represents revenue based on customers' shipping addresses (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Americas	$ 3,462,621	$ 2,156,183	$ 1,771,992
Europe, Middle East and Africa	529,800	486,836	326,729
Asia Pacific	388,889	305,018	218,791
Total revenue	$ 4,381,310	$ 2,948,037	$ 2,317,512

Long-lived assets, excluding intercompany receivables, investments in subsidiaries, investments in privately-held companies and deferred tax assets, net by location are summarized as follows (in thousands):

	December 31,			
	2022		2021	
United States	$	71,540	$	62,163
International		23,469		16,471
Total	$	95,009	$	78,634

10.   Post-Employment Benefits

We have a 401(k) Plan that covers substantially all of our employees in the U.S. Effective January 1, 2017, we have elected to match 100% of employees' contributions up to a maximum of 3% of an employee's annual salary. Matching contributions are immediately vested. For the years ended December 31, 2022, 2021 and 2020, we contributed approximately $12.4 million, $9.8 million and $7.4 million for the matching contributions, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2022, our CEO and CFO concluded that, as of such date, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission (SEC) rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Securities and Exchange Act of 1934, as amended, that occurred during the year ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Internal Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 framework). Based on that assessment, management concluded that, as of December 31, 2022, its internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting, as of December 31, 2022, has been audited by Ernst & Young LLP, the independent registered public accounting firm that audits our Consolidated Financial Statements, as stated in their report included in Item 8 of this Annual Report on Form 10-K, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2022.

Item 9B. Other Information

In February 2023, we extended the lease agreement of our corporate headquarters to 2026 and reduced the leased space to approximately 180,000 square feet. A copy of this amendments is filed as an Exhibit to this report.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Information required by this Item is incorporated herein by reference to our definitive proxy statement with respect to our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11. Executive Compensation

Information required by this Item is incorporated herein by reference to our definitive proxy statement with respect to our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item is incorporated herein by reference to our definitive proxy statement with respect to our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information required by this Item is incorporated herein by reference to our definitive proxy statement with respect to our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services

Information required by this Item is incorporated herein by reference to our definitive proxy statement with respect to our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of this Annual Report on Form 10-K are as follows:

1. Consolidated Financial Statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

Financial statement schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is shown in the Consolidated Financial Statements or Notes thereto.

3. Exhibits

The exhibits listed in the following Exhibit Index are filed or incorporated by reference into this report:

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	10-Q	001-36468	3.1	8/8/2014	
3.2	Amended and Restated Bylaws of Arista Networks, Inc. dated October 20, 2022	8-K	001-36468	3.1	10/25/2022	
4.1	Form of the Registrant's common stock certificate.	S-1/A	333-194899	4.1	4/21/2014	
4.2	Description of Registrant's securities registered under Section 12 of the Exchange Act					✓
10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	10-Q	001-36468	10.1	11/1/2019	
10.2 †	2004 Equity Incentive Plan.	S-1	333-194899	10.2	3/31/2014	
10.3 †	2011 Equity Incentive Plan.	S-1	333-194899	10.3	3/31/2014	
10.4 †	2014 Equity Incentive Plan.	S-1/A	333-194899	10.4	5/27/2014	
10.5 †	2014 Employee Stock Purchase Plan.	10-K	001-36468	10.5	3/12/2015	
10.6 †	Offer Letter, dated October 17, 2004, by and between the Registrant and Kenneth Duda.	S-1	333-194899	10.6	3/31/2014	
10.7 †	Offer Letter, dated June 8, 2007, by and between the Registrant and Anshul Sadana.	S-1	333-194899	10.7	3/31/2014	
10.8 †	Offer Letter, dated August 1, 2008, by and between the Registrant and Jayshree Ullal.	S-1	333-194899	10.8	3/31/2014	
10.9 †	Offer Letter, dated March 27, 2013, by and between the Registrant and Charles Giancarlo.	S-1	333-194899	10.9	3/31/2014	
10.11	Lease between Arista Networks, Inc. and The Irvine Company LLC, dated August 10, 2012, as amended on February 28, 2013.	S-1	333-194899	10.15	3/31/2014	
10.12	Second Amendment to Lease, by and between Arista Networks, Inc. and The Irvine Company LLC, dated July 30, 2014.	10-Q	001-36468	10.1	8/8/2014	
10.13	License Agreement, dated November 30, 2004, by and between the Registrant and OptumSoft, Inc.	S-1	333-194899	10.16	3/31/2014	
10.14‡	Manufacturing Services Letter Agreement, dated February 5, 2007, between the Registrant and Jabil Circuit, Inc.	S-1	333-194899	10.17	3/31/2014	
10.15 †	Employee Incentive Plan.	S-1/A	333-194899	10.21	4/21/2014	
10.16 †	Offer Letter, dated May 18, 2015, by and between the Registrant and Ita Brennan.	8-K	001-36468	10.1	5/14/2015	
10.17 †	Severance Agreement, effective May 18, 2015, by and between the Registrant and Ita Brennan.	8-K	001-36468	10.2	5/14/2015	
10.18 †	2015 Global Sales Incentive Plan.	10-Q	001-36468	10.3	5/5/2016	
10.19 †	Offer letter, dated January 2, 2013, by and between the Registrant and Marc Taxay.	10-Q	001-36468	10.1	5/8/2017	
10.20 †	Severance Agreement, dated March 30, 2015, by and between the Registrant and Marc Taxay.	10-Q	001-36468	10.2	5/8/2017	
10.21 †	Offer letter, dated February 14, 2017, by and between the Registrant and John McCool.	10-Q	001-36468	10.3	5/8/2017	
10.22 †	Severance Agreement, dated March 20, 2017, by and between the Registrant and John McCool.	10-Q	001-36468	10.4	5/8/2017	
10.23 ‡	Term Sheet of Mutual Release and Settlement Agreement, dated August 6, 2018, between the Registrant and Cisco Systems, Inc.	10-Q	001-36468	10.1	11/5/2018	
10.24 ‡	Mutual Release and Settlement Agreement, dated August 6, 2018, by and between the Registrant and Cisco Systems, Inc.	10-K	001-36468	10.24	2/15/2019	
10.25 †	Awake Security, Inc. 2014 Equity Incentive Plan	S-8	333-249591	99.1	10/22/2020	

			Incorporated by Reference			
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.26	Third Amendment to Lease, by and between Arista Networks, Inc. and The SANTA CLARA GATEWAY I LLC, dated February 1, 2023	10-K	001-36468	10.1	2/13/2023	
21.1	List of Subsidiaries of the Registrant.					✓
23.1	Consent of Independent Registered Public Accounting Firm.					✓
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					✓
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.					✓
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.					✓
101.INS	XBRL Instance Document.					
101.SCH	XBRL Taxonomy Extension Schema Document.					
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					
104.0	Cover Page Interactive File (formatted as Inline XBRL and contained in Exhibit 101)					

---

† Indicates a management contract or compensatory plan or arrangement.

‡ Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.

* The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Arista Networks, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ARISTA NETWORKS, INC.

(Registrant)


Dated: February 13, 2023   By: /s/ JAYSHREE ULLAL


Jayshree Ullal

President, Chief Executive Officer and Director

(Principal Executive Officer)


POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jayshree Ullal and Ita Brennan, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JAYSHREE ULLAL **Jayshree Ullal**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2023
/s/ ITA BRENNAN **Ita Brennan**	Chief Financial Officer (Principal Accounting and Financial Officer)	February 13, 2023
/s/ ANDY BECHTOLSHEIM **Andy Bechtolsheim**	Founder, Chief Development Officer and Chairman of the Board of Directors	February 13, 2023
/s/ KELLY BATTLES **Kelly Battles**	Director	February 13, 2023
/s/ LEWIS CHEW **Lewis Chew**	Director	February 13, 2023
/s/ CHARLES GIANCARLO **Charles Giancarlo**	Director	February 13, 2023
/s/ DAN SCHEINMAN **Dan Scheinman**	Director	February 13, 2023
/s/ MARK TEMPLETON **Mark Templeton**	Director	February 13, 2023
/s/ NIKOS THEODOSOPOULOS **Nikos Theodosopoulos**	Director	February 13, 2023
/s/ YVONNE WASSENAAR **Yvonne Wassenaar**	Director	February 13, 2023

ARISTA NETWORKS

5453 Great America Parkway
Santa Clara, CA 95054

WWW.ARISTA.COM